    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 15, 1996

                                                Registration No. 333-----------
===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------
                                   FORM S-4
                             REGISTRATION STATEMENT
                                    Under
                           THE SECURITIES ACT OF 1933
                            ------------------------
                         MERCANTILE BANCORPORATION INC.
            (Exact name of registrant as specified in its charter)
         MISSOURI                       6712                  43-0951744
(State or other jurisdiction      (Primary Standard        (I.R.S. Employer
   of incorporation or         Industrial Classification    Identification
      organization)                 Code Number)                Number)

                                 P.O. Box 524
                        St. Louis, Missouri  63166-0524
                                (314) 425-2525
(Address, including ZIP code, and telephone number, including area code, of registrant's principal executive offices)

                            ------------------------
                             JON W. BILSTROM, ESQ.
                         General Counsel and Secretary
                         Mercantile Bancorporation Inc.
                                 P.O. Box 524
                       St. Louis, Missouri  63166-0524
                                (314) 425-2525
(Name, address, including ZIP code, and telephone number, including area code, of agent for service)

                            ------------------------
                                   Copies to:
              JOHN Q. ARNOLD                 ROBERT M. LaROSE, ESQ.
          Chief Financial Officer                Thompson Coburn
      Mercantile Bancorporation Inc.               Suite 3400
               P.O. Box 524                   One Mercantile Center
      St. Louis, Missouri 63166-0524        St. Louis, Missouri 63101
              (314) 425-2525                     (314) 552-6000
                              THOMAS C. ERB, ESQ.
                          Lewis, Rice & Fingersh L.C.
                              500 North Broadway
                                  Suite 2000
                          St. Louis, Missouri 63102
                               (314) 444-7600

                            ------------------------
APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this Registration Statement.
     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with
General Instruction G, check the following box.   / /

                            ------------------------

                                             CALCULATION OF REGISTRATION FEE
==========================================================================================================================
  Title of each class of       Amount to be       Proposed maximum            Proposed maximum               Amount of
securities to be registered     registered   offering price per unit <F2>  aggregate offering price <F3>  registration fee
- --------------------------------------------------------------------------------------------------------------------------
Common stock, $5.00               258,783             $27.44                     $7,100,934.00               $2,448.59
par value <F1>                     shares
==========================================================================================================================

     <F1>    Includes one attached Preferred Share Purchase Right per share.

     <F2>    The proposed maximum offering price per unit has been determined by dividing the proposed maximum aggregate offering price by the number of shares being registered.

     <F3>    Estimated solely for purposes of computing the Registration Fee pursuant to the provisions of Rule 457(f), and based upon the $10,435,934.00 aggregate book value of the 76,927 shares of common stock, $0.10 par value, of First Financial Corporation of America issued and outstanding as of July 31, 1996, less the respective portion of such aggregate book value ($3,335,000.00) to be paid in cash by the Registrant in connection with the exchange.

                            ------------------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
===============================================================================

                                       MERCANTILE BANCORPORATION INC.

                          CROSS REFERENCE SHEET FURNISHED PURSUANT TO ITEM 501(b)
                        OF REGULATION S-K SHOWING HEADING OR LOCATION IN PROSPECTUS
                           OF INFORMATION REQUIRED BY ITEMS IN PART I OF FORM S-4
                        -----------------------------------------------------------
Form S-4 Item Number and Caption                                   Heading or Location in Prospectus
- --------------------------------                                   ---------------------------------
A.  Information about the Transaction

    1.    Forepart of Registration Statement                       Facing Page; Cross Reference Sheet; Outside
          and Outside Front Cover Page of Prospectus               Front Cover Page of Prospectus

    2.    Inside Front and Outside Back                            Available Information; Incorporation of
          Cover Pages of Prospectus                                Certain Information by Reference; Table of
                                                                   Contents

    3.    Risk Factors, Ratio of Earnings                          Summary Information; Pro Forma Financial
          to Fixed Charges and Other Information                   Information

    4.    Terms of the Transaction                                 Summary Information; Incorporation of
                                                                   Certain Information by Reference; Terms of
                                                                   the Proposed Merger; Certain Federal
                                                                   Income Tax Consequences of the Merger;
                                                                   Information Regarding MBI Common Stock

    5.    Pro Forma Financial Information                          Pro Forma Financial Information

    6.    Material Contacts with the                               Summary Information; Terms of the
          Company Being Acquired                                   Proposed Merger

    7.    Additional Information Required                          Not Applicable
          for Reoffering by Persons and
          Parties Deemed to be Underwriters

    8.    Interests of Named Experts and                           Legal Matters
          Counsel

    9.    Disclosure of Commission                                 Not Applicable
          Position on Indemnification for
          Securities Act Liabilities




Form S-4 Item Number and Caption                                   Heading or Location in Prospectus
- --------------------------------                                   ---------------------------------

B.  Information About the Registrant


    10.   Information with Respect to S-3                          Incorporation of Certain Information by
          Registrants                                              Reference; Summary Information;
                                                                   Information Regarding MBI Common Stock

    11.   Incorporation of Certain                                 Incorporation of Certain Information by
          Information by Reference                                 Reference

    12.   Information with Respect to S-2                          Not Applicable
          or S-3 Registrants

    13.   Incorporation of Certain                                 Not Applicable
          Information by Reference

    14.   Information with Respect to                              Not Applicable
          Registrants Other Than S-3 or
          S-2 Registrants

C.  Information About the Company Being Acquired

    15.   Information with Respect to S-3                          Not Applicable
          Companies

    16.   Information with Respect to S-2                          Not Applicable
          or S-3 Companies

    17.   Information with Respect to                              Summary Information; Information
          Companies Other Than S-3 or                              Regarding First Financial
          S-2 Companies

D.  Voting and Management Information

    18.   Information if Proxies, Consents                         Information Regarding Special Meeting;
          or Authorizations are to be                              Incorporation of Certain Information by
          Solicited                                                Reference; Appraisal Rights of Shareholders
                                                                   of First Financial; Information Regarding
                                                                   First Financial

    19.   Information if Proxies, Consents                         Not Applicable
          or Authorizations are not to be
          Solicited in an Exchange Offer

           [LETTERHEAD OF FIRST FINANCIAL CORPORATION OF AMERICA]

                         --------------, 1996
Dear Fellow Shareholder:

          On behalf of the Board of Directors and management of First Financial Corporation of America ("First Financial"), I cordially invite you to attend a Special Meeting of Shareholders of First Financial to be held at --:-0 -.m., Central Time, on
- -----------, -------------, 1996, at
- --------------------------------------------, Salem, Missouri (the
"Special Meeting"). At this important meeting, you will be asked to consider and vote upon the Agreement and Plan of Merger, dated July 9, 1996 (the "Merger Agreement"), and each of the transactions contemplated thereby, pursuant to which First Financial will be merged (the "Merger") with and into Ameribanc, Inc., a Missouri corporation and wholly owned subsidiary of Mercantile
Bancorporation Inc. ("MBI"). Upon consummation of the Merger, each share of First Financial common stock will be converted into the right to receive, and each First Financial shareholder will have the opportunity to elect whether to receive per share of First Financial common stock as consideration in the Merger, one of the following: (i) an amount in cash equal to $194.73; (ii) 4.2963 shares of MBI common stock; or (iii) both an amount in cash equal to $42.26 and 3.364 shares of MBI common stock, all as more fully described in the accompanying Proxy Statement/Prospectus. In certain circumstances, First Financial shareholders may receive Merger consideration of a different type or in a different proportion than they have elected to receive.

          I have enclosed the following items relating to the Special Meeting and the Merger:

          1.   A Proxy Statement/Prospectus;

          2.   A proxy card;

          3. An election form and a certification regarding certain tax matters;

          4.   A white pre-addressed return envelope to First
               Financial for the proxy card; and

          5.   A blue pre-addressed return envelope to KeyCorp
               Shareholder Services, Inc., the Exchange Agent, for the election form and tax certification, if applicable.

          The Proxy Statement/Prospectus and related proxy materials set forth, or incorporate by reference, financial data and other important information relating to First Financial and MBI and describe the terms and conditions of the proposed Merger. The Board of Directors requests that you carefully review these materials before completing the enclosed proxy card and election form or attending the Special Meeting.

          THE BOARD OF DIRECTORS OF FIRST FINANCIAL HAS CAREFULLY CONSIDERED AND UNANIMOUSLY APPROVED THE TERMS OF THE MERGER AGREEMENT. THE BOARD HAS DETERMINED THAT THE MERGER IS IN THE BEST INTEREST OF FIRST FINANCIAL AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE
                                  ---
THE MERGER AGREEMENT.

          The investment banking firm of Alex Sheshunoff & Co. Investment Banking has issued its written opinion, dated July 9, 1996, to your Board of Directors regarding the fairness from a financial point of view of the consideration to be paid by MBI pursuant to the Merger Agreement.

          It is very important that your shares are represented at the Special Meeting, whether or not you plan to attend in person.
The affirmative vote of at least two-thirds of the outstanding
First Financial common
stock is required for approval of the Merger Agreement. A failure to vote for approval of the Merger Agreement will have the same effect as a vote against the Merger Agreement. Therefore, I urge you to execute, date and return the enclosed proxy card in the enclosed postage-paid envelope as soon as possible to assure that your shares will be voted at the Special Meeting.

          The Board of Directors and management of First Financial appreciate your continued support and look forward to seeing you at the Special Meeting. If you have any questions or require assistance, please contact
- ---------------------- at (---) -------------.

                                   Very truly yours,



                                   W. CHARLES WHITMIRE
                                   President and Chief Executive Officer

             FIRST FINANCIAL CORPORATION OF AMERICA
                    403 NORTH JACKSON STREET
                      SALEM, MISSOURI 65560

            NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                TO BE HELD ON -------------, 1996

TO THE SHAREHOLDERS OF FIRST FINANCIAL:

          Notice is hereby given that a Special Meeting of Shareholders of First Financial Corporation of America, a Missouri corporation ("First Financial"), will be held at the -------------
- ----------------------------------, Salem, Missouri, on
- ------------, -------------, 1996, at --:-0 -.m., Central Time, for
the following purposes:

          (1) To consider and vote upon the adoption and approval of the Agreement and Plan of Merger (the "Merger Agreement"), dated July 9, 1996, and each of the transactions contemplated thereby, pursuant to which First Financial will be merged (the "Merger") with and into Ameribanc, Inc. ("Ameribanc"), a wholly owned subsidiary of Mercantile Bancorporation Inc. ("MBI"), and the business and operations of First Financial will be continued through Ameribanc, and whereby, upon consummation of the Merger, each share (other than shares as to which a shareholder has perfected dissenters' rights) of First Financial common stock will be converted into the right to receive, and each shareholder will have the opportunity to elect per share of First Financial common stock as consideration in the Merger, one of the following: (i) an amount in cash equal to $194.73; (ii) 4.2963 shares of MBI common stock; or (iii) both an amount in cash equal to $42.26 and 3.364 shares of MBI common stock. In certain circumstances, First Financial shareholders may receive Merger consideration of a different type or in a different proportion than they have elected to receive.

          (2) To transact such other business as may properly come before the Special Meeting or any adjournments or postponements thereof.

          The record date for determining the shareholders entitled to receive notice of, and to vote at, the Special Meeting or any adjournments or postponements thereof has been fixed as of the close of business on --------------, 1996.

          In the event the Merger is approved and consummated, each holder of First Financial common stock will have the right to dissent from the Merger and demand payment of the fair value of his or her shares. The right of a shareholder to receive such payment is contingent upon strict compliance with the requirements of
Section 351.455 of The General and Business Corporation Law of Missouri, the full text of which is attached as Annex A to the
                                                -------
accompanying Proxy Statement/Prospectus. For a summary of these requirements, see "APPRAISAL RIGHTS OF SHAREHOLDERS OF FIRST FINANCIAL" in the accompanying Proxy Statement/Prospectus.

          WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN
IT TO FIRST FINANCIAL IN THE ACCOMPANYING ENVELOPE.

                                   By Order of the Board of Directors


                                   -------------------------------------
                                   Secretary
- ----------, 1996

                 MERCANTILE BANCORPORATION INC.
                           PROSPECTUS
                    ------------------------

             FIRST FINANCIAL CORPORATION OF AMERICA
                         PROXY STATEMENT
                 SPECIAL MEETING OF SHAREHOLDERS
                TO BE HELD ON -------------, 1996

          This Prospectus of Mercantile Bancorporation Inc., a Missouri corporation ("MBI"), relates to up to 258,783 shares of common stock, $5.00 par value (the "MBI Stock"), and attached preferred share purchase rights (the "MBI Rights"), of MBI (the MBI Stock and MBI Rights are collectively referred to herein as the "MBI Common Stock"), to be issued to the shareholders of First Financial Corporation of America, a Missouri corporation ("First Financial"), upon consummation of the proposed merger (the "Merger") of First Financial with and into Ameribanc, Inc., a Missouri corporation and wholly owned subsidiary of MBI ("Ameribanc"). Upon receipt of the requisite shareholder and regulatory approvals, the Merger will be consummated in accordance with the terms and conditions of the Agreement and Plan of Merger (the "Merger Agreement"), dated July 9, 1996, by and among MBI, Ameribanc and First Financial. This Prospectus also serves as the Proxy Statement for First Financial in connection with the Special Meeting of Shareholders of First Financial (the "Special Meeting"), which will be held on -------------, 1996, at the time and place and for the purposes stated in the Notice of Special Meeting of Shareholders accompanying this Proxy Statement/Prospectus.

          Pursuant to the Merger Agreement, MBI will issue up to an aggregate of 258,783 shares of MBI Common Stock. Upon consummation of the Merger, the business and operations of First Financial will be continued through Ameribanc and each share (other than shares as to which a shareholder has perfected dissenters' rights) of the common stock, $0.10 par value, of First Financial (the "First Financial Common Stock") will be converted into the right to receive, and each First Financial shareholder will have the opportunity to elect whether to receive per share of First Financial Common Stock as consideration in the Merger, one of the following: (i) an amount in cash equal to $194.73 (the "Cash Distribution"); (ii) 4.2963 shares of MBI Common Stock (the "Stock Distribution"); or (iii) both an amount in cash equal to $42.26 and
3.364 shares of MBI Common Stock (the "Combined Distribution") (the aggregate of all Cash Distributions, Stock Distributions and Combined Distributions is sometimes hereinafter referred to as the "Merger Consideration"), all as more fully described in detail at pages ---- to ---- of this Proxy Statement/Prospectus. In certain circumstances, First Financial shareholders who have elected to receive the Cash Distribution, the Combined Distribution or the Stock Distribution or who have been deemed to have elected the Cash Distribution will receive Merger Consideration of a different type or in a different proportion than they have elected or have been deemed to have elected to receive. See "TERMS OF THE PROPOSED MERGER - General Description of the Merger." No fractional shares of MBI Common Stock will be issued in the Merger, but cash will be paid in lieu of fractional shares. See "TERMS OF THE PROPOSED MERGER - Fractional Shares."

          The Merger is intended to qualify as a reorganization under Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and is intended to achieve certain federal income tax tax-deferral benefits for First Financial shareholders with respect to shares of MBI Common Stock received in the Merger. See "SUMMARY INFORMATION - Certain Federal Income Tax Consequences" and "CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER." Because a First Financial shareholder who elects to receive the Stock Distribution may nevertheless, under certain circumstances, receive a combination of MBI Common Stock and cash, such shareholder may recognize taxable income with respect to any such cash received. See "TERMS OF THE PROPOSED MERGER -General Description of the Merger."

          MBI Common Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "MTL." On -------------, 1996, the closing sale price for MBI Common Stock as reported on the NYSE Composite Tape was $------ per share. This Proxy Statement/Prospectus, the Notice of Special Meeting, the form of proxy and the election form were first mailed to the shareholders of First Financial on or about ----------, 1996.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          THE SHARES OF MBI COMMON STOCK OFFERED HEREBY ARE NOT
SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR NON-BANK SUBSIDIARY AND ARE NOT INSURED BY THE FEDERAL DEPOSIT
INSURANCE CORPORATION, THE BANK INSURANCE FUND, THE SAVINGS
ASSOCIATION INSURANCE FUND OR ANY OTHER FEDERAL OR STATE
GOVERNMENTAL AGENCY.

          All information contained in this Proxy
Statement/Prospectus with respect to MBI has been supplied by MBI and all information with respect to First Financial has been supplied by First Financial.

          The date of this Proxy Statement/Prospectus is
- -----------, 1996.

                      AVAILABLE INFORMATION
                      ---------------------

          MBI is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files with the Commission reports, proxy statements and other information. Such reports, proxy statements and other information filed with the Commission by MBI can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Suite 1300, Seven World Trade Center, New York, New York 10048 and Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. MBI Common Stock is listed on the NYSE, and such reports, proxy statements and other information concerning MBI are available for inspection and copying at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

          This Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement on Form S-4 and exhibits thereto (the "Registration Statement") covering the securities offered hereby which has been filed by MBI with the Commission. As permitted by the rules and regulations of the Commission, this Proxy Statement/Prospectus omits certain information contained or incorporated by reference in the Registration Statement. Statements contained in this Proxy Statement/Prospectus provide a summary of the contents of any contract or other document referenced herein but are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement. For such further information, reference is made to the Registration Statement.


        INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
        -------------------------------------------------

          THIS PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE DOCUMENTS RELATING TO MBI WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS, EXCLUDING EXHIBITS UNLESS SPECIFICALLY INCORPORATED THEREIN, ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER OF STOCK OF MBI TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST, TO JON W. BILSTROM, GENERAL COUNSEL AND SECRETARY, MERCANTILE BANCORPORATION INC., P.O. BOX 524, ST. LOUIS, MISSOURI 63166-0524, TELEPHONE (314) 425-2525. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETING, ANY REQUEST SHOULD BE MADE BY ----------------, 1996.

          The following documents filed with the Commission by MBI under the Exchange Act are incorporated herein by reference:

          (a) MBI's Annual Report on Form 10-K for the year ended December 31, 1995.

          (b) MBI's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996.

          (c) MBI's Current Reports on Form 8-K dated January 16, 1996 and March 11, 1996.

          (d)  The description of the MBI Stock set forth in
               Item 1 of MBI's Registration Statement on Form 8-A, dated March 5, 1993, and any amendment or report filed for the purpose of updating such description.

          (e) The description of the MBI Rights set forth in Item 1 of MBI's Registration Statement on Form 8-A, dated March 5, 1993, and any amendment or report filed for the purpose of updating such description.

          Such incorporation by reference shall not be deemed to incorporate by reference the information referred to in Item
402(a)(8) of Regulation S-K.

          All documents filed by MBI pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date hereof and until the date of the Special Meeting shall be deemed to be incorporated by reference herein and made a part hereof from the date any such document is filed. The information relating to MBI contained in this Proxy Statement/Prospectus does not purport to be complete and should be read together with the information in the documents incorporated by reference herein. Any statement contained herein or in a document incorporated herein by reference shall be deemed to be modified or superseded for purposes hereof to the extent that a subsequent statement contained herein or in any other subsequently filed document incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part hereof.

          Any statements contained in this Proxy
Statement/Prospectus involving matters of opinion, whether or not expressly so stated, are intended as such and not as representations of fact.

          NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT/ PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY MBI OR FIRST FINANCIAL. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF MBI COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES PURSUANT HERETO SHALL IMPLY OR CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF MBI OR FIRST FINANCIAL OR ANY OF THEIR SUBSIDIARIES OR IN THE INFORMATION SET FORTH HEREIN SUBSEQUENT TO THE DATE HEREOF.

                        TABLE OF CONTENTS
                        -----------------
                                                             Page
                                                             ----

AVAILABLE INFORMATION. . . . . . . . . . . . . . . . . . . . .  3

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE. . . . . . .  3

SUMMARY INFORMATION. . . . . . . . . . . . . . . . . . . . . .  7
    Business of MBI. . . . . . . . . . . . . . . . . . . . . .  7
    Business of Ameribanc. . . . . . . . . . . . . . . . . . .  8
    Business of First Financial. . . . . . . . . . . . . . . .  8
    The Proposed Merger. . . . . . . . . . . . . . . . . . . .  8
    Voting Agreements. . . . . . . . . . . . . . . . . . . . . 13
    Interests of Certain Persons in the Merger . . . . . . . . 13
    Special Meeting of First Financial Shareholders. . . . . . 13
    Reasons for the Merger . . . . . . . . . . . . . . . . . . 14
    Opinion of Financial Advisor to First Financial. . . . . . 14
    Fractional Shares. . . . . . . . . . . . . . . . . . . . . 14
    Dissenters' Rights . . . . . . . . . . . . . . . . . . . . 14
    Waiver and Amendment . . . . . . . . . . . . . . . . . . . 15
    Certain Federal Income Tax Consequences. . . . . . . . . . 15
    Regulatory Approvals . . . . . . . . . . . . . . . . . . . 15
    Accounting Treatment . . . . . . . . . . . . . . . . . . . 15
    Markets and Market Prices. . . . . . . . . . . . . . . . . 16
    Comparative Unaudited Per Share Data . . . . . . . . . . . 17
    Summary Financial Data . . . . . . . . . . . . . . . . . . 18

INFORMATION REGARDING SPECIAL MEETING. . . . . . . . . . . . . 21
    General. . . . . . . . . . . . . . . . . . . . . . . . . . 21
    Date, Time and Place . . . . . . . . . . . . . . . . . . . 21
    Record Date; Vote Required . . . . . . . . . . . . . . . . 21
    Voting and Revocation of Proxies . . . . . . . . . . . . . 21
    Solicitation of Proxies. . . . . . . . . . . . . . . . . . 22

TERMS OF THE PROPOSED MERGER . . . . . . . . . . . . . . . . . 23
    General Description of the Merger. . . . . . . . . . . . . 23
    Voting Agreements. . . . . . . . . . . . . . . . . . . . . 27
    Background of and Reasons for the Merger; Board
      Recommendations. . . . . . . . . . . . . . . . . . . . . 28
    Opinion of Financial Advisor to First Financial. . . . . . 30
    Conditions to the Merger . . . . . . . . . . . . . . . . . 34
    Termination of the Merger Agreement. . . . . . . . . . . . 36
    Indemnification. . . . . . . . . . . . . . . . . . . . . . 36
    Effective Time; Closing Date . . . . . . . . . . . . . . . 37
    Surrender of First Financial Stock Certificates and
      Receipt of MBI Common Stock and/or Cash. . . . . . . . . 37
    Fractional Shares. . . . . . . . . . . . . . . . . . . . . 38
    Regulatory Approvals . . . . . . . . . . . . . . . . . . . 38
    Business Pending the Merger. . . . . . . . . . . . . . . . 38
    Divestiture of West Pointe Stock . . . . . . . . . . . . . 42
    Waiver and Amendment . . . . . . . . . . . . . . . . . . . 42
    Accounting Treatment . . . . . . . . . . . . . . . . . . . 42


                                    - 5 -

                                                             Page
                                                             ----

    Interests of Certain Persons in the Merger . . . . . . . . 42
    Effect on Employment Contracts and Benefit Plans . . . . . 44

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. . . . . 44

DISSENTERS' RIGHTS OF SHAREHOLDERS OF FIRST FINANCIAL. . . . . 48

PRO FORMA FINANCIAL INFORMATION. . . . . . . . . . . . . . . . 50
    Comparative Unaudited Per Share Data . . . . . . . . . . . 50
    Pro Forma Combined Consolidated Financial Statements
      (Unaudited). . . . . . . . . . . . . . . . . . . . . . . 51

INFORMATION REGARDING FIRST FINANCIAL. . . . . . . . . . . . . 57
    Business . . . . . . . . . . . . . . . . . . . . . . . . . 57
    Management's Discussion and Analysis of Financial
        Condition and Results of Operations. . . . . . . . . . 57
    Security Ownership of Certain Beneficial Owners and
      Management . . . . . . . . . . . . . . . . . . . . . . . 70

INFORMATION REGARDING MBI STOCK. . . . . . . . . . . . . . . . 72
    Description of MBI Common Stock and Attached Preferred
      Share Purchase Rights. . . . . . . . . . . . . . . . . . 72
    Restrictions on Resale of MBI Stock by Affiliates. . . . . 74
    Comparison of the Rights of Shareholders of MBI and First
      Financial. . . . . . . . . . . . . . . . . . . . . . . . 74

SUPERVISION AND REGULATION . . . . . . . . . . . . . . . . . . 77
    General. . . . . . . . . . . . . . . . . . . . . . . . . . 77
    Certain Transactions with Affiliates . . . . . . . . . . . 78
    Payment of Dividends . . . . . . . . . . . . . . . . . . . 78
    Capital Adequacy . . . . . . . . . . . . . . . . . . . . . 78
    FDIC Insurance Assessments . . . . . . . . . . . . . . . . 78
    Proposals to Overhaul the Savings Association Industry . . 79
    Support of Subsidiary Banks. . . . . . . . . . . . . . . . 79
    FIRREA and FDICIA. . . . . . . . . . . . . . . . . . . . . 80
    Depositor Preference Statute . . . . . . . . . . . . . . . 81
    The Interstate Banking and Community Development
      Legislation. . . . . . . . . . . . . . . . . . . . . . . 81

RELATIONSHIP WITH INDEPENDENT ACCOUNTANTS. . . . . . . . . . . 81

LEGAL MATTERS. . . . . . . . . . . . . . . . . . . . . . . . . 81

EXPERTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . 81

OTHER MATTERS. . . . . . . . . . . . . . . . . . . . . . . . . 82

SHAREHOLDER PROPOSALS. . . . . . . . . . . . . . . . . . . . . 82

CONSOLIDATED FINANCIAL STATEMENTS. . . . . . . . . . . . . . . 83

ANNEX A -- Appraisal Rights Provisions of The General and
           Business Corporation Law of Missouri. . . . . . . .A-1

ANNEX B -- Opinion of Alex Sheshunoff & Co. Investment
           Banking . . . . . . . . . . . . . . . . . . . . . .B-1

                       SUMMARY INFORMATION
                       -------------------

          THE FOLLOWING SUMMARY OF THE IMPORTANT TERMS OF THE PROPOSED MERGER AND RELATED INFORMATION DISCUSSED ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MORE DETAILED INFORMATION WHICH APPEARS ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN. SHAREHOLDERS OF FIRST FINANCIAL ARE URGED TO READ THIS PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY. ALL MBI PER SHARE DATA REFLECT A THREE-FOR-TWO STOCK SPLIT DISTRIBUTED IN THE FORM OF A STOCK DIVIDEND ON APRIL 11, 1994.

BUSINESS OF MBI

          MBI, a Missouri corporation, was organized in 1970 and is a registered bank holding company under the federal Bank Holding Company Act of 1956, as amended (the "BHCA"). MBI is also a savings and loan holding company under the Home Owners' Loan Act of 1933, as amended (the "HOLA"). At June 30, 1996, MBI owned, directly or indirectly, all of the capital stock of Mercantile Bank of St. Louis National Association ("Mercantile Bank") and 61 other commercial banks which operate from 435 banking offices and 400 Fingertip Banking automated teller machines located throughout Missouri, Illinois, eastern Kansas, northern Arkansas and Iowa. MBI's services concentrate in four major lines of business -- consumer, corporate, investment banking and trust services. MBI also operates non-banking subsidiaries which provide related financial services, including investment management, brokerage services and asset-based lending. As of June 30, 1996, MBI had 62,673,041 shares of its Common Stock outstanding and reported, on a restated consolidated basis, total assets of $18.0 billion, total deposits of $14.3 billion, total loans and leases of $11.9 billion and shareholders' equity of $1.6 billion.

          On January 2, 1996, MBI completed the acquisitions of (i) Hawkeye Bancorporation ("Hawkeye"), an Iowa corporation and registered bank holding company under the BHCA, located in Des Moines, Iowa, and (ii) First Sterling Bancorp, Inc. ("Sterling"), an Illinois corporation and registered bank holding company under the BHCA, located in Sterling, Illinois. These acquisitions were accounted for under the pooling-of-interests method of accounting. As of January 2, 1996, Hawkeye and Sterling reported total assets of $2.0 billion and $168 million, respectively.

          On February 9, 1996 and March 7, 1996, respectively, MBI completed the acquisitions of (i) Security Bank of Conway, F.S.B. ("Conway"), a federal stock savings bank located in Conway, Arkansas, and (ii) Metro Savings Bank, F.S.B. ("Metro"), a federal stock savings bank located in Wood River, Illinois. These acquisitions were accounted for under the purchase method of accounting. As of February 9, 1996, Conway reported total assets of $103 million. As of March 7, 1996, Metro reported total assets of $81 million.

          In connection with the acquisition of Hawkeye, MBI restated its consolidated financial statements as of and for the years ended December 31, 1995, 1994 and 1993. MBI filed supplemental financial statements as of and for the years ended December 31, 1995, 1994 and 1993 in a Current Report on Form 8-K, dated March 11, 1996, which has been incorporated by reference into this Proxy Statement/Prospectus. Due to the immateriality of the financial condition and results of operations of Sterling to that of MBI, the supplemental consolidated financial statements of MBI do not reflect the acquisition of Sterling.

          On December 19, 1995, MBI entered into an agreement to acquire Peoples State Bank ("Peoples"), a Kansas state-chartered bank, located in Topeka, Kansas. As of June 30, 1996, Peoples reported total assets of $94 million, total deposits of $74 million, total loans and leases of $52 million and shareholders' equity of $8 million.

          On March 19, 1996, MBI entered into an agreement to acquire TODAY'S BANCORP, INC. ("TODAY'S"), a Delaware corporation, located in Freeport, Illinois. As of June 30, 1996, TODAY'S reported total assets of $510 million, total deposits of $438 million, net loans and leases of $360 million and shareholders' equity of $48 million.

          MBI's principal executive offices are located at One
Mercantile Center, St. Louis, Missouri 63101 and its telephone number is (314) 425-2525.

BUSINESS OF AMERIBANC

          Ameribanc, a Missouri corporation which was organized in 1991, is a wholly owned subsidiary of MBI and registered bank holding company under the BHCA. At June 30, 1996, Ameribanc owned, directly or indirectly, all of the capital stock of 30 banks and one trust company, which together operate from 253 locations in Missouri, Kansas and Iowa. Ameribanc will be the surviving corporation upon consummation of the Merger.

BUSINESS OF FIRST FINANCIAL

          First Financial, a Missouri corporation, was organized in 1988 and is registered as a bank holding company under the BHCA. First Financial currently owns all of the issued and outstanding shares of capital stock of The First National Bank of Salem ("First National"), a national banking association, located in Salem, Missouri. As of June 30, 1996, 76,927 shares of First Financial Common Stock were issued and outstanding and First Financial reported, on a consolidated basis, total assets of $88 million, total deposits of $76 million, total loans and leases of $48 million and shareholders' equity of $10 million. See "INFORMATION REGARDING FIRST FINANCIAL."

          First Financial's principal executive offices are located at 403 North Jackson Street, Salem, Missouri 65560 and its telephone number is (573) 729-6617.

THE PROPOSED MERGER

          Subject to the satisfaction of the terms and conditions set forth in the Merger Agreement, which are described below, First Financial will be merged with and into Ameribanc. Upon consummation of the Merger, First Financial's corporate existence will terminate and Ameribanc will continue as the surviving entity. Simultaneously with the effectiveness of the Merger, and subject to elections of shareholders and certain other adjustments intended to accommodate the tax-deferred nature of the transaction for those shareholders who receive solely shares of MBI Common Stock, each share of First Financial Common Stock (other than shares as to which a First Financial shareholder has perfected dissenters' rights pursuant to Section 351.455 of The General and Business Corporation Law of the State of Missouri ("Dissenting Shares")) will be converted into the right to receive one of the following:
(i) the Cash Distribution (cash equal to $194.73); (ii) the Stock Distribution (4.2963 shares of MBI Common Stock); or (iii) the Combined Distribution (cash equal to $42.26 and 3.364 shares of MBI Common Stock).

          Each First Financial shareholder will have the opportunity to elect whether to receive per share of First
Financial Common Stock as consideration in the Merger: (i) the Cash Distribution (a "Cash Election," in which case such shareholder's shares of First Financial Common Stock shall be deemed "Cash Election Shares"); (ii) the Stock Distribution (a
"Stock Election," in which case such shareholder's shares of First Financial Common Stock shall be deemed "Stock Election Shares"); or
(iii) the Combined Distribution (a "Combined Election," in which case such shareholder's shares of First Financial Common Stock shall be deemed "Combined Election Shares"). Enclosed with this Proxy Statement/Prospectus is an election form (the "Election Form"), whereby each First Financial shareholder may indicate a Cash

Election, a Stock Election or a Combined Election. The Election Form will also be sent to those persons who become holders of First Financial Common Stock after the Record Date. In order for an Election Form to be effective, the Election Form must be properly completed and duly executed by a First Financial shareholder and returned to KeyCorp Shareholder Services, Inc. (the "Exchange Agent") by 3:00 p.m., Central Time, on the date of the Special Meeting (the "Election Deadline"). FIRST FINANCIAL SHAREHOLDERS ARE URGED TO CONSULT WITH THEIR OWN FINANCIAL AND TAX ADVISORS PRIOR TO RETURNING THEIR ELECTION FORMS TO THE EXCHANGE AGENT TO DETERMINE THE BEST ALTERNATIVE FOR THEM.

          Each separate entry on the First Financial list of shareholders shall be presumed to represent a separate and distinct holder of record of First Financial Common Stock. Shares held of record by a bank, trust company, broker, dealer or other recognized nominee shall be deemed to be held by a single holder unless the nominee advises the Exchange Agent otherwise, in which case each beneficial owner represented by such nominee will be treated as a separate holder and, either directly or through such nominee, may submit a separate Election Form. An election pursuant to a previously submitted Election Form may be revoked or changed by a holder or any other person to whom the subject shares are subsequently transferred by written notice by such holder or transferee to the Exchange Agent at or prior to the Election Deadline.

          Any shareholder who fails to deliver a properly completed and duly executed Election Form to the Exchange Agent by the Election Deadline will be deemed to have made no election (a "No Election," in which case such holder's shares shall be deemed to be "No Election Shares"). No Election Shares will be treated as Cash Election Shares for purposes of determining the type and amount of Merger Consideration payable to the holders of No Election Shares; provided, however, that if the aggregate amount of cash payable to the holders of Cash Election Shares is reduced and replaced with shares of MBI Common Stock, as described below, the cash payable to the holders of No Election Shares will be reduced and replaced with shares of MBI Common Stock before the cash payable to the holders of Cash Election Shares is so reduced and replaced. Dissenting Shares will also be treated as Cash Election Shares, unless the aggregate amount of cash payable to the holders of Cash Election Shares is reduced and replaced with shares of MBI Common Stock, as described below, in which case such Dissenting Shares will not be so reduced and replaced.

          The actual Merger Consideration paid to each First Financial shareholder upon consummation of the Merger may differ in form or proportion from the Merger Consideration elected by each such shareholder pursuant to an Election Form in the event that (i) the aggregate number of shares of MBI Common Stock issuable as Merger Consideration on the basis of the shareholders' elections exceeds 258,783 (an "Over-Election") or (ii) the aggregate number of shares of MBI Common Stock issuable as Merger Consideration on the basis of the shareholders' elections is less than 258,783 and would be insufficient to allow Thompson Coburn, counsel to
- ---
MBI ("MBI Counsel"), to render an opinion (the "Tax Opinion") that the Merger will qualify as a reorganization under Section 368 of the Code for federal income tax purposes (an "Under-Election"). In the event of an Over-Election, the aggregate number of shares of MBI Common Stock issuable as a portion of all Combined Distributions (and, if necessary, in all Stock Distributions) will be reduced pro rata and the Cash Distribution will be issued in lieu thereof, such that the aggregate number of shares of MBI Common Stock issuable as Merger Consideration in all Stock Distributions and Combined Distributions equals 258,783. In the event of an Under-Election, the Cash Distribution payable to the holders of No Election Shares (and, if necessary, to the holders of, first, the Combined Election Shares and, second, the Cash Election Shares) will be reduced pro rata and the Stock Distribution will be issued in lieu thereof, such that the aggregate number of shares of MBI Common Stock necessary for MBI Counsel to render the Tax Opinion will be issued as Merger Consideration. In all other cases, including the event in which the aggregate number of shares of MBI Common Stock issuable as Merger Consideration on the basis of the shareholders' elections is less than

258,783 but is sufficient to allow MBI Counsel to render
Tax Opinion, the Merger Consideration paid to each First Financial shareholder will be paid in the same form and proportion as such shareholder has elected on an Election Form (or has been deemed to have elected, in the case of No Election Shares or shares held by certain holders of 1% or more of First Financial Common Stock). A more detailed description of the process through which the Merger Consideration will be determined and paid to the First Financial shareholders, including the terms and conditions under which a particular type of Merger Consideration elected by a First Financial shareholder may be replaced by another type of Merger Consideration, is set forth below.

          In the event that the number of shares of MBI Common
Stock issuable as Merger Consideration to the holders of Stock
Election Shares and Combined Election Shares is less than 258,783, then:

               (i) the Stock Election Shares will be converted into the right to receive the Stock Distribution; and

               (ii) the Cash Election Shares and the Combined Election Shares will be converted into the right to receive the Cash Distribution and the Combined Distribution, respectively; provided, however, that in the event of an Under-Election whereby the number of shares of MBI Common Stock issuable to the holders of the Stock Election Shares and Combined Election Shares is insufficient, in the opinion of MBI Counsel, to allow MBI Counsel to render the Tax Opinion required by the Merger Agreement (see "CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER"), then MBI Counsel will notify the Exchange Agent (the "Notice") as soon as practicable on or after the date of the closing of the Merger (the "Closing Date") as to the number of additional shares of MBI Common Stock that will be required to be issued in the Merger in order to allow MBI Counsel to render the Tax Opinion in its reasonable judgment (the "Share Deficit"). Upon the receipt of the Notice, the Exchange Agent shall:

                    (A)  first, (x) reallocate the Merger
               Consideration payable to each holder of No Election Shares on a pro rata basis (based upon the ratio of No Election Shares owned by each such holder to the total number of No Election Shares) such that the holders of No Election Shares receive an aggregate number of shares of MBI Common Stock equal to the Share Deficit, and (y) issue to each such holder of No Election Shares the balance of the Merger Consideration due to such holder, if any, in the form of cash equal to an amount determined by subtracting the value of the shares of MBI Common Stock received in the reallocation (using a deemed value of $45.325 per share) from the product of the number of No Election Shares held by such holder on the Closing Date and $194.73;

                    (B) second, if the reallocation set forth in paragraph (A) above does not result in the issuance of an aggregate number of shares of MBI Common Stock equal to the Share Deficit, (x) reallocate the Merger Consideration payable to each holder of Combined Election Shares on a pro rata basis (based upon the ratio of Combined Election Shares owned by each such holder to the total number of Combined Election Shares), such that the holders of Combined Election Shares receive an aggregate number of shares of MBI Common Stock equal to the Share Deficit less the shares of MBI Common Stock issuable pursuant to paragraph (A) above, and (y) issue to each such holder of Combined Election Shares the balance of the Merger Consideration, if any, in the form of cash equal to an amount determined by subtracting the value of the shares of MBI Common Stock received in the reallocation (using a deemed value of $45.325 per share) from the product of the number of No Election Shares held by such holder on the Closing Date and $194.73; and

                    (C) third, if the reallocations set forth in paragraphs (A) and (B) above do not result in the issuance of an aggregate number of shares of MBI Common Stock equal to the Share Deficit, (x) reallocate the Merger Consideration payable to each holder of Cash Election Shares, other than holders of No Election Shares and Dissenting Shares, on a pro rata basis (based upon the ratio of Cash Election Shares, other than No Election Shares and Dissenting Shares, owned by each such holder to the total number of Cash Election Shares, other than No Election Shares and Dissenting Shares), such that the holders of such Cash Election Shares receive an aggregate number of shares of MBI Common Stock equal to the Share Deficit less the shares of MBI Common Stock issued pursuant to paragraphs (A) and
               (B) above, and (y) issue to each such holder of Cash Election Shares, other than holders of No Election Shares and Dissenting Shares, the balance of the Merger Consideration due to such holder, if any, in the form of cash equal to an amount determined by subtracting the value of the shares of MBI Common Stock received in the reallocation (using a deemed value of $45.325 per share) from the product of the number of No Election Shares held by such holder on the Closing Date and $194.73.

          In the event of an Over-Election, whereby the number of shares of MBI Common Stock issuable as Merger Consideration to the holders of Stock Election Shares and Combined Election Shares is greater than 258,783, then:

               (i) all Cash Election Shares will be converted into the right to receive the Cash Distribution; and

               (ii) the Exchange Agent shall determine the number by which the shares of MBI Common Stock issuable pursuant to the Stock Distribution and the Combined Distribution exceeds 258,783 (the "Share Surplus") and shall:

                    (A)  first, (x) reallocate the Merger
               Consideration payable to each such holder of Combined Election Shares on a pro rata basis (based upon the ratio of the number of Combined Election Shares owned by each such holder to the total number of Combined Election Shares), such that the total number of shares of MBI Common Stock received by the holders of Combined Election Shares is reduced by the Share Surplus and (y) in lieu of the issuance of the MBI Common Stock portion of the Combined Distribution for each share of First Financial Common Stock, issue to each such holder of Combined Election Shares a cash payment equal to $194.73; and

                    (B) second, (x) if the reallocation set forth in paragraph (A) above does not result in the elimination of the Share Surplus, eliminate the Share Surplus by reallocating the Merger Consideration payable to each holder of Stock Election Shares, on a pro rata basis (based upon the ratio of the number of Stock Election Shares owned by each such holder to the total number of Stock Election Shares), such that the total number of shares of MBI Common Stock received by the holders of Stock Election Shares is reduced by the Share Surplus less the number of shares reduced pursuant to paragraph (A) above, and (y) in lieu of the issuance of the Stock Election for each share of First Financial Common Stock, issue to each such holder of Stock Election Shares a cash payment equal to $194.73.

          Pursuant to the Merger Agreement, any holder of 1% or more of First Financial Common Stock (determined as of the Closing
Date) who has not, at or before the Election Deadline, delivered to the Exchange Agent a properly executed certification regarding certain tax matters (which certification will be provided to the First Financial shareholders with the Election Form) shall be deemed to have made a timely election to receive the Cash Distribution, and all shares of First Financial Common Stock held by such holder shall be deemed to be Cash Election Shares. A LESS-THAN-1% HOLDER WHO ACQUIRES ADDITIONAL SHARES OF FIRST FINANCIAL COMMON STOCK AFTER THE ELECTION DEADLINE AND THEREBY BECOMES A HOLDER OF 1% OR MORE OF FIRST FINANCIAL COMMON STOCK WILL ALSO BE DEEMED TO HAVE MADE A TIMELY ELECTION TO RECEIVE THE CASH DISTRIBUTION AND WILL BE PRECLUDED FROM RECEIVING THE STOCK DISTRIBUTION OR COMBINED DISTRIBUTION UNLESS SUCH HOLDER, IN ANTICIPATION OF SUCH ACQUISITION OF ADDITIONAL SHARES OF FIRST FINANCIAL COMMON STOCK, HAS DELIVERED TO THE EXCHANGE AGENT AT OR BEFORE THE ELECTION DEADLINE A PROPERLY EXECUTED CERTIFICATION REGARDING CERTAIN TAX MATTERS.

          Following consummation of the Merger, the Exchange Agent will distribute the applicable Merger Consideration in exchange for shares of First Financial Common Stock. See "TERMS OF THE PROPOSED MERGER - Surrender of First Financial Stock Certificate and Receipt of MBI Common Stock and/or Cash."

          The Merger Agreement also provides that MBI will cause Ameribanc to honor all severance and other compensation contracts and provisions for vested benefits earned or accrued through the Effective Time (as defined below) under the employee plans of First Financial and its subsidiaries. MBI will take such steps as are necessary to integrate the former employees of First Financial and its subsidiaries into MBI's employee benefit plans as soon as practicable after the Effective Time. See "TERMS OF THE PROPOSED MERGER - Effect on Employment Contracts and Benefit Plans."

          In addition, the Merger Agreement provides that the consummation of the Merger is subject to certain terms and conditions, including the approval of the Merger Agreement by an affirmative vote of the holders of at least two-thirds of the outstanding shares of First Financial Common Stock and the receipt of both the requisite regulatory approvals and an opinion of MBI Counsel regarding certain federal income tax aspects of the transaction. For a discussion of each of the conditions to the Merger, see "TERMS OF THE PROPOSED MERGER - Conditions to the Merger."

          The Merger will be consummated and become effective on the date and at the time (the "Effective Time") of the issuance of a certificate of merger by the Office of the Secretary of State of the State of Missouri. Unless MBI, Ameribanc and First Financial otherwise agree in writing, the Effective Time shall occur no later than the first business day of the first full calendar month commencing after the following events occur: (i) the approval of the Merger Agreement by the shareholders of First Financial and
(ii) the approval of the Merger by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") and any other bank regulatory authority that may be necessary or appropriate (the Federal Reserve Board and any other bank regulatory agency that may be necessary or appropriate are collectively referred to herein as the "Regulatory Authorities" and, individually, as a "Regulatory Authority"), and the expiration of all waiting periods following such approvals. The Closing Date shall occur upon the date that the Effective Time occurs. See "TERMS OF THE PROPOSED MERGER - Regulatory Approvals."

          The Merger Agreement may be terminated at any time prior to the Effective Time by the mutual consent of the parties or unilaterally by either party upon the occurrence of certain events or if the Merger is not consummated by July 1, 1997. See "TERMS OF THE PROPOSED MERGER - Conditions to the Merger" and "- Termination of the Merger Agreement."

VOTING AGREEMENTS

          In addition to and contemporaneously with the Merger Agreement, MBI and each of the directors and certain other affiliates of First Financial executed separate Voting Agreements (the "Voting Agreements") pursuant to which each director or such other affiliate agreed that he, she or it will vote all of the shares of First Financial Common Stock then owned or subsequently acquired and over which he, she or it has, or, prior to the Record Date (as herein defined) acquires, voting control in favor of the approval of the Merger Agreement at the Special Meeting. In addition, until the earliest to occur of the Effective Time, the termination of the Merger Agreement or the abandonment of the Merger by mutual agreement of MBI and First Financial, each such director or affiliate further agreed not to vote any such shares in favor of the approval of any other agreement relating to the merger or sale of substantially all of the assets of First Financial to any person other than MBI. Each such director and affiliate also agreed not to transfer such shares of First Financial Common Stock unless, prior to such transfer, the transferee executes an agreement with respect to the transferred shares in substantially the same form as the Voting Agreement and reasonably satisfactory to MBI. As of the Record Date, such directors and affiliates of First Financial owned beneficially an aggregate of 37,370 shares of First Financial Common Stock, or approximately 48.6% of the issued and outstanding shares. See "TERMS OF THE PROPOSED MERGER - Other Agreements - Voting Agreements."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

          MBI has entered into employment agreements with each of Gerald W. Craig, President of First National, W. Charles Whitmire, Chairman of First National and Rhonda M. Land, Vice President and Operations Officer of First National, whereby each such executive officer will continue to be employed in his or her present position by First National following the Effective Time. See "TERMS OF THE PROPOSED MERGER - Interests of Certain Persons in the Merger."

SPECIAL MEETING OF FIRST FINANCIAL SHAREHOLDERS

          The Special Meeting will be held on -------------, 1996, at --:-- -.m. Central Time, at ----------------------------------
- ------------------, Salem, Missouri. Approval by the First Financial shareholders of the Merger Agreement requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of First Financial Common Stock. Only holders of record of First Financial Common Stock at the close of business on -----------------, 1996 (the "Record Date") will be entitled to notice of, and to vote at, the Special Meeting. At such date, there were 76,927 shares of First Financial Common Stock outstanding.

          As of the Record Date, the directors and executive officers of First Financial and their affiliates owned beneficially an aggregate of 24,700 shares of First Financial Common Stock, or approximately 32.1% of the shares entitled to vote at the Special Meeting. Each of the directors and certain other affiliates of First Financial, pursuant to the terms of his, her or its Voting Agreement, has committed to vote his, her or its shares of First Financial Common Stock for the approval of the Merger Agreement.
As of the Record Date, the directors and affiliates owned beneficially an aggregate of 37,370 shares of First Financial Common Stock, or approximately 48.6% of the issued and outstanding shares.

          THE BOARD OF DIRECTORS OF FIRST FINANCIAL HAS CAREFULLY CONSIDERED AND UNANIMOUSLY APPROVED THE TERMS OF THE MERGER. THE BOARD HAS DETERMINED THAT THE MERGER IS IN THE BEST INTEREST OF FIRST FINANCIAL AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE THE MERGER
                       ---
AGREEMENT.

REASONS FOR THE MERGER

          The Board of Directors of First Financial believes that a business combination with a larger financial institution and more geographically diversified regional bank holding company such as MBI would, in addition to providing significant value to all shareholders, enable First Financial to compete more effectively in its market area and participate in the expanded opportunities for growth that the Merger would make possible.

          The Board of Directors of MBI believes that the Merger will enable MBI to (i) increase its presence in southern Missouri through the acquisition of an established banking organization and
(ii) enhance its ability to compete in the increasingly competitive banking and financial services industry. See "TERMS OF THE PROPOSED MERGER - Background of and Reasons for the Merger; Board Recommendations."

OPINION OF FINANCIAL ADVISOR TO FIRST FINANCIAL

          Alex Sheshunoff & Co. Investment Banking ("Sheshunoff") has served as financial advisor to First Financial and has rendered an opinion to the Board of Directors of First Financial that the consideration to be received by the First Financial shareholders in the Merger is fair to the First Financial shareholders from a financial point of view. A copy of such opinion is attached hereto as Annex B and should be read in its entirety with respect to
   -------
the assumptions made, other matters considered and limitations on the reviews undertaken. See "TERMS OF THE PROPOSED MERGER - Opinion of Financial Advisor to First Financial."

FRACTIONAL SHARES

          No fractional shares of MBI Common Stock will be issued to the shareholders of First Financial in connection with the Merger. Each holder of First Financial Common Stock who otherwise would have been entitled to receive a fraction of a share of MBI Common Stock shall receive in lieu thereof cash, without interest, in an amount equal to the holder's fractional share interest multiplied by $45.325, the average of the closing stock price of MBI Common Stock on the NYSE Composite Tape as reported in The Wall Street Journal for the five trading days prior to July 9, 1996, the date of execution of the Merger Agreement (the "Average MBI Stock Price"). Cash received by First Financial shareholders in lieu of fractional shares may give rise to taxable income. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER."

DISSENTERS' RIGHTS

          Under the Missouri Act, each holder of First Financial Common Stock may, in lieu of receiving the Merger Consideration, seek the fair value of his or her shares and, if the Merger is consummated, receive payment of such fair value in cash by following certain procedures set forth in Section 351.455 of the Missouri Act, the text of which is attached hereto as Annex A.
                                                      -------
Failure to follow such procedures may result in a loss of such shareholder's dissenters' rights. Any First Financial shareholder returning a blank executed proxy card will be deemed to have approved the Merger

Agreement, thereby waiving any such dissenters' rights.  See
"DISSENTERS' RIGHTS OF SHAREHOLDERS OF FIRST FINANCIAL."

WAIVER AND AMENDMENT

          Any provision of the Merger Agreement, including, without limitation, the conditions to the consummation of the Merger and the restrictions described under the caption "TERMS OF THE PROPOSED MERGER - Business Pending the Merger," may be (i) waived in writing at any time by the party that is, or whose shareholders are, entitled to the benefits thereof or (ii) amended at any time by written agreement of the parties approved by or on behalf of their respective Executive Committee or Board of Directors, as the case may be, whether before or after the approval of the Merger Agreement by the First Financial shareholders at the Special Meeting; provided, however, that after such approval, no such modification may (i) alter or change the amount or kind of the Merger Consideration to be received by the First Financial shareholders or (ii) adversely affect the tax treatment of the First Financial shareholders.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

          MBI Counsel has delivered the Tax Opinion to the effect that, assuming the Merger occurs in accordance with the Merger Agreement and conditioned on the accuracy of certain representations made by MBI, First Financial and certain holders of First Financial Common Stock, the Merger will constitute a "reorganization" for federal income tax purposes and that, accordingly, no gain or loss will be recognized by First Financial shareholders who exchange their shares of First Financial Common Stock solely for shares of MBI Common Stock in the Merger.
However, First Financial shareholders who receive cash in exchange for First Financial Common Stock (whether in lieu of fractional shares or pursuant to a Cash Distribution or Combined Distribution) may recognize taxable income, but not in excess of the amount of cash received. EACH FIRST FINANCIAL SHAREHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO SUCH SHAREHOLDER. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER."

REGULATORY APPROVALS

          An application regarding the Merger will be filed with the Federal Reserve Board. The Merger cannot be consummated until receipt of approval from such agency. In reviewing the Merger, the Federal Reserve Board will consider various factors, including possible anticompetitive effects of the Merger, and will examine the financial and managerial resources and future prospects of the combined organization. There can be no assurance that the necessary regulatory approval will be received or as to the timing of such approval. See "TERMS OF THE PROPOSED MERGER - Regulatory Approval" and "SUPERVISION AND REGULATION."

ACCOUNTING TREATMENT

          The Merger will be accounted for under the purchase method of accounting. See "TERMS OF THE PROPOSED MERGER -
Accounting Treatment."

MARKETS AND MARKET PRICES

          MBI Common Stock is currently traded on the NYSE under the symbol "MTL." The last sale price reported for MBI Common
Stock on July 9, 1996, the last trading date preceding the public announcement of the Merger, was $45.00.

          There is no established public trading market for First Financial Common Stock. The last sale price for First Financial Common Stock known to management prior to the public announcement of the Merger was $105 per share in 1992. Because of this lack of established trading market for shares of First Financial Common Stock, management of First Financial does not have knowledge of the prices paid in all transactions involving its shares and has not necessarily verified the prices indicated in the table with both parties to the relevant transaction. Thus, the sale prices listed below may not reflect the prices that would have been paid in an active market. As of the Record Date, First Financial had 107 shareholders of record.

          The following table sets forth for the periods indicated the high and low prices per share of MBI Common Stock as reported on the NYSE and of First Financial Common Stock as known to management of First Financial, along with the quarterly cash dividends per share declared. The per share prices do not include adjustments for retail mark-ups, mark-downs or commissions.

                                                       MBI                            First Financial
                                        --------------------------------        -----------------------------
                                            SALES PRICE           CASH             SALES PRICE         CASH
                                        ------------------      DIVIDEND        ----------------     DIVIDEND
                                        HIGH           LOW      DECLARED        HIGH         LOW     DECLARED
                                        ----           ---      --------        ----         ---     --------
1994
- ----
First Quarter                         $34.125        $29.875      $.28          <F2>         <F2>      $1.25
Second Quarter                         38.125         31.125       .28          <F2>         <F2>       1.25
Third Quarter                          39.250         34.875       .28          <F2>         <F2>       1.25
Fourth Quarter                         36.875         29.500       .28          <F2>         <F2>       7.25

1995
- ----
First Quarter                         $37.250        $31.250      $.33          <F2>         <F2>      $1.25
Second Quarter                         44.875         36.000       .33          <F2>         <F2>       1.25
Third Quarter                          47.000         41.625       .33          <F2>         <F2>       1.25
Fourth Quarter                         46.500         41.500       .33          <F2>         <F2>       7.25

1996
- ----
First Quarter                         $46.500        $41.500      $.41          <F2>         <F2>      $1.25
Second Quarter                         47.875         43.500       .41          <F2>         <F2>       1.25
Third Quarter (through                                                          <F2>         <F2>       1.25
- --------, 1996)<F1>

- -----------------

<F1>  For recent sale prices of MBI Common Stock, see page 2 of this Proxy Statement/Prospectus.

<F2>  No trades known to management of First Financial.


COMPARATIVE UNAUDITED PER SHARE DATA

          The following table sets forth for the periods indicated selected historical per share data of MBI and First Financial and the corresponding pro forma and pro forma equivalent per share amounts, giving effect to the proposed Merger and the proposed acquisitions of Peoples and TODAY'S. The data presented is based upon the supplemental consolidated financial statements and consolidated financial statements and related notes of MBI and the consolidated financial statements and related notes of First Financial included in this Proxy Statement/Prospectus or in documents incorporated herein by reference and the pro forma combined consolidated balance sheet and income statements, including the notes thereto, appearing elsewhere herein. This information should be read in conjunction with such historical and pro forma financial statements and related notes thereto. The assumptions used in the preparation of this table appear in the notes to the pro forma financial information appearing elsewhere in this Proxy Statement/Prospectus. See "PRO FORMA FINANCIAL INFORMATION - Notes to Pro Forma Combined Consolidated Financial Statements." These data are not necessarily indicative of the results of the future operations of the combined organization or the actual results that would have occurred if the proposed Merger or the proposed acquisitions of Peoples and TODAY'S had been consummated prior to the periods indicated.

                                                                   MBI/First       MBI/First       MBI/All         MBI/
                                                     First         Financial       Financial      Entities      All Entities
                                         MBI       Financial       Pro Forma       Pro Forma      Pro Forma      Pro Forma
                                      Reported      Reported      Combined <F1>  Equivalent <F2>  Combined <F3> Equivalent <F2>
                                     ---------     ---------      -------------  ---------------  ------------- ---------------
Book Value per Share:
  June 30, 1996                        $ 25.64       $135.76          $25.64        $110.16         $25.65        $110.20
  December 31, 1995                      26.04        136.48           26.04         111.88          26.05         119.92

Cash Dividends Declared per Share:
  Six Months ended June 30, 1996       $   .82       $  2.50          $  .82        $  3.52         $  .82        $  3.52
  Year ended December 31, 1995            1.32         11.00            1.32           5.67           1.32           5.67

Earnings per Share:
  Six Months ended June 30, 1996       $  1.10       $  6.84          $ 1.10        $  4.73         $  .99        $  4.25
  Year ended December 31, 1995            3.74         12.97            3.75          16.11           3.63          15.60

Market Price per Share:
  At July 9, 1996 <F4>                 $45.000       $   n/a             n/a            n/a            n/a            n/a
  At --------, 1996 <F4>                                 n/a             n/a            n/a            n/a            n/a

- --------------------

<F1>  Includes the effect of pro forma adjustments for First Financial, as appropriate.  See "PRO FORMA FINANCIAL
      INFORMATION - Notes to Pro Forma Combined Consolidated Financial Statements."

<F2>  Based on the pro forma combined per share amounts multiplied by 4.2963, the Stock Distribution.  Further explanation of the assumptions used in the preparation of the pro forma combined consolidated financial statements is included in the notes to pro forma financial statements.  See "PRO FORMA FINANCIAL INFORMATION - Notes to Pro Forma
      Combined Consolidated Financial Statements."

<F3>  Includes the effect of pro forma adjustments for First Financial, Peoples and TODAY'S, as appropriate.  See "PRO
      FORMA FINANCIAL INFORMATION - Notes to Pro Forma Combined Consolidated Financial Statements."

<F4>  The market price per share of MBI Common Stock was determined as of July 9, 1996, the last trading day preceding the public announcement of the proposed Merger and as of the latest available date prior to the filing of the Proxy
      Statement/Prospectus, based on the last sale price as reported on the NYSE Composite Tape.  There are no publicly available quotations of First Financial Common Stock.


SUMMARY FINANCIAL DATA

          The following table sets forth for the periods indicated certain summary historical consolidated financial information for MBI and First Financial. The balance sheet data and income statement data of MBI included in the summary financial data as of and for the five years ended December 31, 1995 are taken from the audited supplemental consolidated financial statements of MBI as of the end of and for each such year. The balance sheet data and income statement data of First Financial included in the summary financial data as of and for the five years ended December 31, 1995 are taken from the audited consolidated financial statements of First Financial as of the end of and for each such year. The balance sheet data and income statement data included in the summary financial data as of and for the six months ended June 30, 1996 and 1995 are taken from the unaudited consolidated financial statements and supplemental consolidated financial statements of MBI and the unaudited consolidated financial statements of First Financial as of and for the six months ended June 30, 1996 and 1995. These data include all adjustments which are, in the opinion of the respective managements of MBI and First Financial, necessary to present a fair statement of these periods and are of a normal recurring nature. Results for the six months ended June 30, 1996 are not necessarily indicative of results for the entire year. The following information should be read in conjunction with the supplemental consolidated financial statements of MBI and the consolidated financial statements of First Financial, and the related notes thereto, included herein or in documents incorporated herein by reference, and in conjunction with the unaudited pro forma combined consolidated financial information, including the notes thereto, appearing elsewhere in this Proxy Statement/ Prospectus. See "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE" and "PRO FORMA FINANCIAL INFORMATION."

MERCANTILE BANCORPORATION INC.
SUMMARY FINANCIAL DATA

                                            As of or for the
                                            Six Months Ended                        As of or for the
                                                June 30                          Year Ended December 31
                                        ---------------------  -----------------------------------------------------------
                                           1996        1995       1995        1994        1993         1992        1991
                                           ----        ----       ----        ----        ----         ----        ----

PER COMMON SHARE DATA
 Net income<F1>                         $    1.10   $    1.86  $     3.74  $     3.19  $     2.79   $     2.40  $     2.34
 Dividends declared                           .82         .66        1.32        1.12         .99          .93         .93
 Book value at period end                   25.64       24.49       26.04       23.32       21.59        19.44       18.12
 Average common shares
   outstanding (thousands)                 62,916      60,722      61,884      59,757      58,751       55,050      47,159

EARNINGS (THOUSANDS)
 Interest income                        $ 655,572   $ 633,296  $1,293,944  $1,118,069  $1,094,611   $1,139,807  $1,156,821
 Interest expense                         309,114     295,986     620,534     450,950     444,573      549,642     668,578
                                        ---------   ---------  ----------  ----------  ----------   ----------  ----------
 Net interest income                      346,458     337,310     673,410     667,119     650,038      590,165     488,243
 Provision for possible loan losses        43,806      20,673      36,530      43,265      64,302       79,551      64,028
 Other income                             137,441     127,611     273,653     236,561     245,589      224,456     195,237
 Other expense                            326,094     271,214     553,748     555,176     570,182      529,645     486,490
 Income taxes                              44,358      59,714     124,109     113,165      96,074       69,681      28,418
                                        ---------   ---------  ----------  ----------  ----------   ----------  ----------
 Net income                             $  69,641   $ 113,320  $  232,676  $  192,074  $  165,069   $  135,744  $  104,544
                                        =========   =========  ==========  ==========  ==========   ==========  ==========

ENDING BALANCE SHEET (MILLIONS)
 Total assets                           $  18,038   $  17,274  $   17,928  $   16,724  $   16,293   $   16,033  $   14,045
 Earning assets                            16,651      16,039      16,264      15,427      14,980       14,678      12,854
 Investment securities                      4,429       4,199       4,211       4,280       4,670        4,632       3,412
 Loans and leases,
   net of unearned income                  11,948      11,378      11,731      10,904       9,809        9,570       8,809
 Deposits                                  14,333      13,052      13,714      12,865      13,243       13,260      11,685
 Long-term debt                               312         320         325         330         316          336         238
 Shareholders' equity                       1,607       1,500       1,640       1,409       1,295        1,143         939
 Reserve for possible loan losses             206         201         202         216         206          199         176

SELECTED RATIOS
 Return on average assets                     .77%       1.32%       1.33%       1.17%       1.03%         .89%        .78%
 Return on average equity                    8.48       15.50       15.14       14.06       13.46        12.76       11.81
 Net interest rate margin                    4.29        4.38        4.28        4.53        4.52         4.33        4.12
 Equity to assets                            8.91        8.68        9.15        8.42        7.95         7.13        6.68
 Reserve for possible loan losses to:
   Outstanding loans                         1.72        1.77        1.72        1.98        2.10         2.08        2.00
   Non-performing loans                    322.71      431.32      245.18      583.17      290.02       154.17      109.79
 Dividend payout ratio                      74.55       35.48       35.29       35.11       35.48        38.75       39.74


<F1>  Based on weighted average common shares outstanding.

FIRST FINANCIAL CORPORATION OF AMERICA
SUMMARY FINANCIAL DATA

                                            As of or for the
                                            Six Months Ended                         As of or for the
                                                June 30                           Year Ended December 31
                                        ---------------------  -----------------------------------------------------------
                                           1996        1995        1995        1994        1993         1992        1991
                                           ----        ----        ----        ----        ----         ----        ----

PER SHARE DATA
 Net income                             $    6.84   $    4.74   $   12.97   $   13.79   $   14.53    $   14.34   $   11.11
 Dividends declared                          2.50        2.50       11.00       11.00       10.99         9.05        1.60
 Book value at period end                  135.76      135.19      136.48      118.79      132.78       129.33      124.04
 Average common shares
   outstanding                             76,927      76,927      76.927      76.927      76,877       76,830      76,830

EARNINGS (THOUSANDS)
 Interest income                        $   3,228   $   2,955   $   6,103   $   5,303   $   5,378       $5,745   $   6,266
 Interest expense                           1,429       1,294       2,693       1,963       1,959        2,523       3,330
                                        ---------   ---------   ---------   ---------   ---------    ---------   ---------
 Net interest income                        1,799       1,661       3,410       3,340       3,419        3,222       2,936
 Provision for possible loan losses            12                                              60           90         110
 Other income                                 215         224         711         693         531          491         389
 Other expense                              1,198       1,359       2,693       2,566       2,465        2,168       2,008
 Income taxes                                 278         161         430         406         308          354         353
                                        ---------   ---------   ---------   ---------   ---------    ---------   ---------
 Net income                             $     526   $     365   $     998   $   1,061   $   1,117    $   1,101   $     854
                                        =========   =========   =========   =========   =========    =========   =========


ENDING BALANCE SHEET (THOUSANDS)
 Total assets                           $  87,508   $  80,778   $  81,672   $  78,997   $  78,730    $  76,643   $  72,370
 Earning assets                            80,772      75,127      76,853      72,949      74,564       73,144      68,739
 Investment and mortgage-backed
   securities                              33,101      29,868      27,105      30,183      37,866       35,148      33,940
 Loans and leases,
   net of unearned income                     521      44,558      47,373      41,466      36,048       33,996      32,169
 Borrowings and advances
   from Federal Home Loan Bank
 Shareholders' equity                      10,443      10,400      10,499       9,139      10,209        9,937       9,531
 Reserve for possible loan losses             660         666         647         665         659          613         563

SELECTED RATIOS
 Return on average assets                    1.24%       0.91%       1.23%       1.33%       1.44%        1.48%       1.20%
 Return on average equity                    5.03        3.74       10.17       10.97       11.09        11.32        9.31
 Net interest rate margin                    4.60        4.54        4.59        4.61        4.83         4.73        4.48
 Equity to assets                           11.93       12.87       12.85       11.57       12.97        12.96       13.17
 Reserve for possible loan losses to:
   Outstanding loans                         1.39        1.49        1.36        1.60        1.83         1.80        1.75
   Non-performing loans                    417.44      251.21      444.61      404.61      349.59       261.44      536.41
 Cash dividend payout                       36.55       52.71       84.78       79.74       75.68        63.13       14.40


              INFORMATION REGARDING SPECIAL MEETING
              -------------------------------------

GENERAL

          This Proxy Statement/Prospectus is being furnished to holders of First Financial Common Stock in connection with the solicitation of proxies by the Board of Directors of First Financial for use at the Special Meeting and any adjournments or postponements thereof at which the shareholders of First Financial will consider and vote upon a proposal to approve the Merger Agreement and each of the transactions contemplated thereby and any other business which may properly be brought before the Special Meeting or any adjournments or postponements thereof. Each copy of this Proxy Statement/Prospectus is accompanied by a Notice of Special Meeting of Shareholders, a proxy card, an Election Form, tax certification and related instructions, a self-addressed return envelope to First Financial for the proxy card and a self-addressed return envelope to the Exchange Agent for the Election Form and tax certification, if applicable.

          This Proxy Statement/Prospectus is also furnished by MBI to each holder of First Financial Common Stock as a prospectus in connection with the issuance by MBI of shares of MBI Common Stock upon the consummation of the Merger. This Proxy Statement/Prospectus and the Notice of Special Meeting, proxy card, Election Form and related materials are being first mailed to shareholders of First Financial on --------------, 1996.

DATE, TIME AND PLACE

          The Special Meeting will be held at --------------------
- ---------------------------, Salem, Missouri, on ------------,
- -------------, 1996, at ------ ---.m., Central Time.

RECORD DATE; VOTE REQUIRED

          On the Record Date, there were 76,927 shares of First Financial Common Stock outstanding and entitled to vote at the Special Meeting. Each such share is entitled to one vote on each matter properly brought before the Special Meeting. The affirmative vote of the holders of at least two-thirds of the outstanding shares of First Financial Common Stock is required to approve the Merger Agreement.

          As of the Record Date, the directors and executive officers of First Financial and their affiliates owned beneficially an aggregate of 24,700 shares of First Financial Common Stock, or approximately 32.1% of the outstanding shares of First Financial Common Stock entitled to vote at the Special Meeting. Each of the directors and certain other affiliates of First Financial, pursuant to the terms of his, her or its respective Voting Agreement, has committed to vote his, her or its shares of First Financial Common Stock for the approval of the Merger Agreement. As of the Record Date, such directors and affiliates of First Financial owned beneficially an aggregate of 37,370 shares of First Financial Common Stock, or approximately 48.6% of the issued and outstanding shares.

VOTING AND REVOCATION OF PROXIES

          Shares of First Financial Common Stock which are represented by a properly executed proxy card received prior to the vote at the Special Meeting will be voted at such Special Meeting in the manner directed on the proxy card, unless such proxy designation is revoked in the manner set forth herein in advance of the vote at the Special Meeting. ANY FIRST FINANCIAL SHAREHOLDER RETURNING AN EXECUTED PROXY CARD WHICH DOES NOT PROVIDE INSTRUCTIONS TO VOTE AGAINST THE APPROVAL OF THE MERGER

AGREEMENT WILL BE DEEMED TO HAVE APPROVED THE MERGER AGREEMENT.
Failure to return a properly executed proxy card or to vote in person at the Special Meeting will have the practical effect of a vote against the approval of the Merger Agreement.

          Shares subject to abstentions will be treated as shares that are present and voting at the Special Meeting for purposes of determining the presence of a quorum and as voted for the purposes of determining the base number of shares voting on the proposal. Such shares will, therefore, have the effect of votes against the approval of the Merger Agreement. Broker "non-votes" (i.e., proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owners or other persons entitled to vote shares with respect to which such brokers or nominees do not have discretionary power to vote) will be considered as present for purposes of determining the presence of a quorum but will not be considered as voting at the Special Meeting. Broker non-votes, therefore, will also have the effect of votes against the approval of the Merger Agreement.

          Any shareholder of First Financial giving a proxy may revoke it at any time prior to the vote at the Special Meeting. Shareholders of First Financial wishing to revoke a proxy prior to the vote may do so by delivering to the Secretary of First Financial at 403 North Jackson Street, Salem, Missouri 65560, at or before the Special Meeting, a written notice of revocation bearing a later date than the proxy or a later dated proxy relating to the same shares, or by attending the Special Meeting and voting the same shares in person. Attendance at the Special Meeting will not in itself constitute the revocation of a proxy.

          The Board of Directors of First Financial is not currently aware of any business to be brought before the Special Meeting other than that described herein. If, however, other matters are properly brought before such Special Meeting, or any adjournments or postponements thereof, the persons appointed as proxies will have discretionary authority to vote the shares represented by duly executed proxies in accordance with their discretion and judgment as to the best interest of First Financial.

SOLICITATION OF PROXIES

          First Financial will bear its own costs of soliciting proxies, except that MBI will pay printing and mailing expenses and registration fees incurred in connection with preparing this Proxy Statement/Prospectus. Proxies will initially be solicited by mail, but directors, officers and selected other employees of First Financial may also solicit proxies in person or by telephone. Directors, executive officers and any other employees of First Financial who solicit proxies will not be specially compensated for such services. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward proxy materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending proxy materials to beneficial owners.

          HOLDERS OF FIRST FINANCIAL COMMON STOCK ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY CARD AND RETURN IT
PROMPTLY IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE.

                    TERMS OF THE PROPOSED MERGER
                    ----------------------------

          THE FOLLOWING IS A SUMMARY OF THE MATERIAL TERMS AND CONDITIONS OF THE MERGER AGREEMENT, WHICH DOCUMENT IS INCORPORATED BY REFERENCE HEREIN. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF THE MERGER AGREEMENT. MBI, UPON WRITTEN OR ORAL REQUEST, WILL FURNISH A COPY OF THE MERGER AGREEMENT, WITHOUT CHARGE, TO ANY PERSON WHO RECEIVES A COPY OF THIS PROXY STATEMENT/PROSPECTUS. SUCH REQUESTS SHOULD BE DIRECTED TO JON W. BILSTROM, GENERAL COUNSEL AND SECRETARY, MERCANTILE BANCORPORATION INC., P.O. BOX 524, ST. LOUIS, MISSOURI 63166-0524, TELEPHONE
(314) 425-2525.

GENERAL DESCRIPTION OF THE MERGER

          Subject to the satisfaction of the terms and conditions set forth in the Merger Agreement, which are described below, First Financial will be merged with and into Ameribanc. Upon consummation of the Merger, First Financial's corporate existence will terminate and Ameribanc will continue as the surviving entity.

          At the Effective Time, and subject to the elections of the First Financial shareholders and other adjustments intended to accommodate the tax-deferred nature of the transaction under the federal income tax laws for those First Financial shareholders who receive solely shares of MBI Common Stock, each share of First Financial Common Stock will be converted into the right to receive one of the following: (i) an amount in cash equal to $194.73;
(ii) 4.2963 shares of MBI Common Stock; or (iii) both an amount in cash equal to $42.26 and 3.364 shares of MBI Common Stock. Accordingly, each First Financial shareholder will have the opportunity to elect whether to receive as consideration in the Merger the Cash Distribution, the Stock Distribution or the Combined Distribution. Enclosed with this Proxy Statement/Prospectus is an Election Form whereby the First Financial shareholders may indicate their election. In order for an Election Form to be effective, the Election Form must be properly completed and duly executed by a First Financial shareholder and returned to the Exchange Agent by the Election Deadline.

          Each separate entry on the First Financial list of shareholders shall be presumed to represent a separate and distinct holder of record of First Financial Common Stock. Shares held of record by a bank, trust company, broker, dealer or other recognized nominee shall be deemed to be held by a single holder unless the nominee advises the Exchange Agent in writing otherwise, in which case, each beneficial owner will be treated as a separate holder and, either directly or through such nominee, may submit a separate Election Form. Any election may be revoked or changed by the person submitting an Election Form or any other person to whom the subject shares are subsequently transferred by written notice to the Exchange Agent by such holder or transferee, which notice is received by the Exchange Agent by the Election Deadline. FIRST FINANCIAL SHAREHOLDERS ARE URGED TO CONSULT WITH THEIR OWN FINANCIAL AND TAX ADVISORS PRIOR TO RETURNING THEIR ELECTION FORMS TO THE EXCHANGE AGENT TO DETERMINE THE BEST ALTERNATIVE FOR THEM.

          No Election Shares will be treated as Cash Election Shares for purposes of determining the type and amount of Merger Consideration payable to the holders of No Election Shares; provided, however, that if the aggregate amount of cash payable to the holders of Cash Election Shares is reduced and replaced with shares of MBI Common Stock, as described below, the cash payable to the holders of No Election Shares will be reduced and replaced with shares of MBI Common Stock before the cash payable to the holders of Cash Election Shares is so reduced and replaced. Dissenting Shares will also be treated as Cash Election Shares, unless the aggregate amount of cash payable to the holders of Cash

Election Shares is reduced and replaced with shares of MBI Common
Stock, as described below, in which case such Dissenting Shares will not be so reduced and replaced.

          The actual Merger Consideration paid to each First Financial shareholder upon consummation of the Merger may differ in form or proportion from the Merger Consideration elected by each such shareholder pursuant to an Election Form in the event of either: (i) an Over-Election, whereby the aggregate number of shares of MBI Common Stock issuable as Merger Consideration on the basis of the shareholders' elections exceeds 258,783; or (ii) an Under-Election, whereby the aggregate number of shares of MBI Common Stock issuable as Merger Consideration pursuant to the shareholders' elections is less than 258,783 and would be insufficient to allow MBI Counsel to render an opinion that the Merger will qualify as a reorganization under Section 368 of the Code for federal income tax purposes. In the event of an Over-Election, the aggregate number of shares of MBI Common Stock issuable as a portion of all Combined Distributions (and, if necessary, in all Stock Distributions) will be reduced pro rata and the Cash Distribution will be issued in lieu thereof, such that the aggregate number of shares of MBI Common Stock issuable as Merger Consideration in all Stock Distributions and Combined Distributions equals 258,783. In the event of an Under-Election, the Cash Distribution payable to the holders of No Election Shares (and, if necessary, to the holders of first the Combined Election Shares and, second, the Cash Election Shares) will be reduced pro rata and the Stock Distribution will be issued in lieu thereof, such that the aggregate number of shares of MBI Common Stock necessary for MBI Counsel to render the Tax Opinion will be issued as Merger Consideration. In all other cases, the Merger Consideration paid to each First Financial shareholder will be in the same form and proportion as such shareholder has elected on an Election Form (or has been deemed to have elected in the case of No Election Shares or shares held by certain holders of 1% or more of First Financial Common Stock). A more detailed description of the process through which the Merger Consideration will be determined and paid to the First Financial shareholders, including the terms and conditions under which a particular type of Merger Consideration elected by a First Financial shareholder may be replaced by another type of Merger Consideration, is set forth below.

          In the event that the number of shares of MBI Common
Stock issuable as Merger Consideration to the holders of Stock
Election Shares and Combined Election Shares is less than 258,783, then:

               (i) the Stock Election Shares will be converted into the right to receive the Stock Distribution; and

               (ii) the Cash Election Shares and the Combined Election Shares will be converted into the right to receive the Cash Distribution and the Combined Distribution, respectively; provided, however, that in the event of an Under-Election, whereby the number of shares of MBI Common Stock issuable to the holders of the Stock Election Shares and Combined Election Shares is insufficient, in the opinion of MBI Counsel, to allow MBI Counsel to render the Tax Opinion (see "CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER"), then MBI Counsel will provide the Notice to the Exchange Agent as soon as practicable on or after the Closing Date as to the number of additional shares of MBI Common Stock that will be required to be issued in the Merger in order to allow MBI Counsel to render the Tax Opinion in its reasonable judgment. Upon the receipt of the Notice, the Exchange Agent shall:

                    (A)  first, (x) reallocate the Merger
               Consideration payable to each holder of No Election Shares on a pro rata basis (based upon the ratio of No

               Election Shares owned by each such holder to the total number of No Election Shares), such that the holders of No Election Shares receive an aggregate number of shares of MBI Common Stock equal to the Share Deficit, and (y) issue to each such holder of No Election Shares the balance of the Merger Consideration due to such holder, if any, in the form of cash equal to an amount determined by subtracting the value of the shares of MBI Common Stock received in the reallocation (using a deemed value of $45.325 per share) from the product of the number of No Election Shares held by such holder on the Closing Date and $194.73;

                    (B) second, if the reallocation set forth in paragraph (A) above does not result in the issuance of an aggregate number of Shares of MBI Common Stock equal to the Share Deficit, (x) reallocate the Merger Consideration payable to each holder of Combined Election Shares on a pro rata basis (based upon the ratio of Combined Election Shares owned by each such holder to the total number of Combined Election Shares), such that the holders of Combined Election Shares receive an aggregate number of shares of MBI Common Stock equal to the Share Deficit less the shares of MBI Common Stock issuable pursuant to paragraph (A) above, and (y) issue to each such holder of Combined Election Shares the balance of the Merger Consideration, if any, in the form of cash equal to an amount determined by subtracting the value of the shares of MBI Common Stock received in the reallocation (using a deemed value of $45.325 per share) from the product of the number of No Election Shares held by such holder on the Closing Date and $194.73; and

                    (C) third, if the reallocations set forth in paragraphs (A) and (B) above do not result in the issuance of an aggregate number of shares of MBI Common Stock equal to the Share Deficit, (x) reallocate the Merger Consideration payable to each holder of Cash Election Shares, other than holders of No Election Shares and Dissenting Shares, on a pro rata basis (based upon the ratio of Cash Election Shares, other than No Election Shares and Dissenting Shares, owned by each such holder to the total number of Cash Election Shares, other than No Election Shares and Dissenting Shares), such that the holders of such Cash Election Shares receive an aggregate number of shares of MBI Common Stock equal to the Share Deficit less the shares of MBI Common Stock issued pursuant to paragraphs (A) and
               (B) above, and (y) issue to each such holder of Cash Election Shares, other than holders of No Election Shares and Dissenting Shares, the balance of the Merger Consideration due to such holder, if any, in the form of cash equal to an amount determined by subtracting the value of the shares of MBI Common Stock received in the reallocation (using a deemed value of $45.325 per share) from the product of the number of No Election Shares held by such holder on the Closing Date and $194.73.

          In the event of an Over-Election, whereby the number of shares of MBI Common Stock issuable as Merger Consideration to the holders of Stock Election Shares and Combined Election Shares is greater than 258,783, then:

               (i) all Cash Election Shares will be converted into the right to receive the Cash Distribution; and

               (ii) the Exchange Agent will determine the Share
          Surplus, the number by which the shares of MBI Common
          Stock issuable pursuant to the Stock Distribution and the Combined Distribution exceeds 258,783 and will:

                    (A)  first, (x) reallocate the Merger
               Consideration payable to each such holder of Combined Election Shares on a pro rata basis (based upon the ratio of the number of Combined Election Shares owned by each such holder to the total number of Combined Election Shares), such that the total number of shares of MBI Common Stock received by the holders of Combined Election Shares is reduced by the Share Surplus, and (y) in lieu of the issuance of such MBI Common Stock portion of the Combined Distribution for each share of First Financial Common Stock, issue to each such holder of Combined Election Shares a cash payment equal to $194.73; and

                    (B) second, (x) if the reallocation set forth in paragraph (A) above does not result in the elimination of the Share Surplus, the Exchange Agent shall eliminate the Share Surplus by reallocating the Merger Consideration payable to each holder of Stock Election Shares, on a pro rata basis (based upon the ratio of the number of Stock Election Shares owned by each such holder to the total number of Stock Election Shares), such that the total number of shares of MBI Common Stock received by the holders of Stock Election Shares is reduced by the Share Surplus less the number of shares reduced pursuant to paragraph (A) above, and
               (y) in lieu of the issuance of such MBI Common Stock for each share of First Financial Common Stock, issue to each such holder of Stock Election Shares a cash payment equal to $194.73.

          Pursuant to the Merger Agreement, any holder of 1% or more of First Financial Common Stock (determined as of the Closing
Date) who has not, at or before the Election Deadline, delivered to the Exchange Agent a properly executed certification regarding certain tax matters (which certification will be provided to the First Financial shareholders with the Election Form) shall be deemed to have made a timely election to receive the Cash Distribution, and all shares of First Financial Common Stock held by such holder shall be deemed to be Cash Election Shares. A LESS-THAN-1% HOLDER WHO ACQUIRES ADDITIONAL SHARES OF FIRST FINANCIAL COMMON STOCK AFTER THE ELECTION DEADLINE AND THEREBY BECOMES A HOLDER OF 1% OR MORE OF FIRST FINANCIAL COMMON STOCK WILL ALSO BE DEEMED TO HAVE MADE A TIMELY ELECTION TO RECEIVE THE CASH DISTRIBUTION AND WILL BE PRECLUDED FROM RECEIVING THE STOCK DISTRIBUTION OR COMBINED DISTRIBUTION UNLESS SUCH HOLDER, IN ANTICIPATION OF SUCH ACQUISITION OF ADDITIONAL SHARES OF FIRST FINANCIAL COMMON STOCK, HAS DELIVERED TO THE EXCHANGE AGENT AT OR BEFORE THE ELECTION DEADLINE A PROPERLY EXECUTED CERTIFICATION REGARDING CERTAIN TAX MATTERS.

          The amount and nature of the Merger Consideration was established through arm's-length negotiations between MBI, Ameribanc and First Financial, and reflects the balancing of a number of countervailing factors. The total amount of the Merger Consideration reflects a price both parties concluded was appropriate. See "- Background of and Reasons for the Merger; Board Recommendations."

          NO ASSURANCE CAN BE GIVEN THAT THE CURRENT FAIR MARKET VALUE OF MBI COMMON STOCK WILL BE EQUIVALENT TO THE FAIR MARKET VALUE OF MBI COMMON STOCK ON THE DATE SUCH STOCK IS RECEIVED BY A FIRST FINANCIAL SHAREHOLDER OR AT ANY OTHER TIME. THE FAIR MARKET VALUE OF MBI COMMON STOCK AT THE TIME IT IS RECEIVED BY A FIRST FINANCIAL

SHAREHOLDER MAY BE GREATER OR LESS THAN THE CURRENT FAIR
MARKET VALUE OF MBI COMMON STOCK DUE TO NUMEROUS MARKET FACTORS.

          Within ten days following the Closing Date, the Exchange Agent will mail to each First Financial shareholder a notice of consummation of the Merger and a form of letter of transmittal, together with instructions and a return envelope to facilitate the exchange of such holder's certificate(s) formerly representing First Financial Common Stock for such holder's portion of the Merger Consideration. Each such shareholder will be required to submit to the Exchange Agent a properly executed letter of transmittal and surrender to the Exchange Agent the stock certificate(s) formerly representing the shares of First Financial Common Stock held by such shareholder. Upon such submittal, each shareholder will receive from the Exchange Agent, within ten days after the date the Exchange Agent received such shareholder's letter of transmittal and certificate, the cash and/or a certificate representing MBI Common Stock to which such shareholder is entitled as Merger Consideration. No interest will be accrued or paid with respect to the cash component of the Merger Consideration. No dividends or other distributions declared after the Effective Time will be paid to a former First Financial shareholder with respect to the MBI Common Stock issuable as Merger Consideration until such shareholder's letter of transmittal and stock certificates, or documentation reasonably acceptable to the Exchange Agent in lieu of lost or destroyed certificates formerly representing First Financial Common Stock, are delivered to the Exchange Agent. Upon such delivery, all such dividends or other distributions declared after the Effective Time with respect to MBI Common Stock will be remitted to such shareholders (without interest and less any taxes that may have been imposed thereon). See "- Surrender of First Financial Stock Certificates and Receipt of MBI Common Stock and/or Cash." No fractional shares of MBI Common Stock will be issued in the Merger, but cash, calculated by multiplying the holder's fractional share interest by $45.325, the Average MBI Stock Price, will be paid in lieu of fractional shares. See "- Fractional Shares." The shares of MBI Common Stock issued as Merger Consideration will be freely transferable except by certain shareholders of First Financial who are deemed to be "affiliates" of First Financial. The shares of MBI Common Stock issued as the Stock Distribution or as a portion of the Combined Distribution to such affiliates will be restricted in their transferability in accordance with the rules and regulations promulgated by the Commission. See "INFORMATION REGARDING MBI STOCK - Restrictions on Resale of MBI Stock by Affiliates."

VOTING AGREEMENTS

          In addition to and contemporaneously with the Merger Agreement, MBI and each of the directors and certain other affiliates of First Financial executed separate Voting Agreements pursuant to which each such director and affiliate agreed that he, she or it will vote all of the shares of First Financial Common Stock that he, she or it then owns or subsequently acquires and over which he, she or it then has, or prior to the Record Date acquires, voting control in favor of the approval of the Merger Agreement at the Special Meeting. In addition, until the earliest to occur of the Effective Time, the termination of the Merger Agreement or the abandonment of the Merger by the mutual agreement of First Financial and MBI, each such director further agreed that he, she or it will not vote any such shares in favor of the approval of any other agreement relating to the merger or sale of substantially all the assets of First Financial to any person other than MBI or its affiliates. Each such director and affiliate also agreed that he, she or it will not transfer shares of First Financial Common Stock unless, prior to such transfer, the transferee executes an agreement with respect to the transferred shares in substantially the same form as the Voting Agreement and reasonably satisfactory to MBI. As of the Record Date, such directors and affiliates of First Financial owned beneficially an aggregate of 37,370 shares of First Financial Common Stock (excluding option shares), or approximately 48.6% of the issued and outstanding shares.

BACKGROUND OF AND REASONS FOR THE MERGER; BOARD RECOMMENDATIONS

          BACKGROUND OF THE MERGER. The banking industry in general has experienced substantial and rapid change in recent years as there has been considerable consolidation activity in which institutions of First Financial's size have been acquired by large regional banking organizations with access to capital and resources substantially greater than First Financial. The Board of Directors of First Financial, mindful of the realities of the banking industry, has continually evaluated the future prospects and viability of First Financial as an independent community banking organization in Salem, Missouri, and the strategic alternatives available to the organization, including possible business combinations with other banking organizations. Although the Board of Directors of First Financial determined that it would entertain offers from prospective acquirors which were reflective of the true value of First Financial and in the best interests of all shareholders, it was the consensus of the Board that, in order to keep all of its strategic options open, it would not, as a general matter, actively solicit or pursue a business combination involving First Financial.

          Several years ago, First Financial was approached, in separate instances, by a local banking organization and a regional banking organization regarding possible business combinations with First Financial. The expressions of interest were informal in nature, no firm or binding offers were presented, no due diligence was conducted by either party and discussions did not ensue.

          Representatives of First Financial advised representatives of MBI at an informal industry function in mid-1993 that First Financial would entertain an offer from MBI for an acquisition of First Financial. The Board of Directors of First Financial was generally familiar with the business philosophy and method of operation of MBI based upon, among other things, the correspondent relationship between First Financial's subsidiary bank, The First National Bank of Salem, and MBI's lead subsidiary bank, Mercantile Bank of St. Louis, N.A. At a meeting in Salem, Missouri in September 1993, representatives of MBI advised representatives of First Financial that an acquisition of First Financial did not, at that time, fit into MBI's acquisition program and strategy and, as a result, no offer was made by MBI.

          In October 1995, the Board of Directors of First Financial retained the services of a nationally recognized firm of certified public accountants to provide an analysis of the range of values which could be expected in an acquisition of First Financial. The Board intended to use the analysis to gauge the adequacy of any future acquisition proposals, although no offers were then outstanding or anticipated. Representatives of the accounting firm presented its report and analysis to the Board of Directors of First Financial in December 1995.

          In early 1996, First Financial was approached by a publicly traded thrift organization located in southeast Missouri regarding a possible acquisition of First Financial. The initial non-binding expression of interest presented by the thrift organization was a cash offer in an amount that the Board of Directors considered inadequate. Discussions with the thrift organization did not continue after representatives of First Financial advised the offeror of the inadequacy of its offer and that the Board of Directors preferred a tax-free transaction (which would not have been possible under the terms of the proposed all-cash transaction). Also in early 1996, the Executive Committee of the Board of Directors of First Financial informally approached a large publicly-traded Missouri-based financial organization (which was not MBI) to inquire as to its interest in a possible acquisition of First Financial. The organization informed First Financial that First Financial did not meet its acquisition criteria because it was not located on a major interstate and no further discussions were held.

          During this same time period in early 1996, representatives of First Financial were contacted by representatives of MBI regarding First Financial's interest in a possible business combination.

Although MBI's preliminary and initial valuation of First Financial for purposes of an acquisition was considered inadequate by the Board of Directors of First Financial, the Board concluded that the shareholders of First Financial could benefit from a combination with a large, publicly- traded, regional banking organization such as MBI and, therefore, authorized representatives of First Financial to continue to explore the possibility of a business combination with MBI which the Board could recommend to the First Financial shareholders and which, preferably, would be an all-stock transaction (the initial proposal by MBI included 40% cash as part of the consideration).

          Negotiations between representatives of MBI and First Financial continued during April through June 1996. The Executive Committee of the Board of Directors of First Financial reviewed, during early May 1996, a summary prepared by its representatives of other MBI acquisitions completed during 1995 and concluded that the amount of the consideration offered by MBI in the proposed combination with First Financial compared favorably to the amount of consideration paid by MBI in comparable recent transactions.
The Executive Committee also reviewed and analyzed, during this period, the other factors described below under "- First Financial's Reasons and Board Recommendations." Several days later, representatives of MBI and First Financial met in Rolla, Missouri to discuss further the amount and type of consideration (stock and/or cash) to be paid by MBI in a proposed transaction with First Financial. During late May 1996, representatives of MBI and First Financial reached an agreement in principle as to the structure and pricing of the proposed business combination (which terms are reflected in the Merger Agreement) and, at a meeting of the Board of Directors of First Financial on May 28, 1996, the Board of Directors determined to permit MBI to conduct an on-site due diligence investigation of First Financial, subject to the execution by MBI and First Financial of a satisfactory confidentiality agreement. MBI concluded its due diligence investigation of First Financial during the first week of June 1996.

          The status of the negotiations with MBI was reviewed by the Board of Directors of First Financial at a meeting on June 11, 1996. In mid-June 1996, a draft of the proposed definitive Merger Agreement was circulated by counsel for MBI. On June 26, 1996, First Financial's Executive Committee and certain other executive officers met with First Financial's legal counsel and accountant to review and discuss the proposed definitive agreement and the structure and terms of the proposed transaction. On June 27, 1996, First Financial retained the services of Alex Sheshunoff & Co. Investment Banking ("Sheshunoff") to advise the Board of Directors of First Financial as to the adequacy and fairness of the MBI offer.

          Representatives of First Financial and MBI continued discussions and negotiations regarding the terms of the definitive Merger Agreement and, on July 9, 1996, the definitive Merger Agreement was presented to the Board of Directors of First Financial at a regularly scheduled meeting. At the meeting, the Board of Directors reviewed the status of the negotiations with MBI and First Financial's legal counsel and accountant reviewed and discussed the terms of the definitive Merger Agreement and the structure and timing of the proposed transaction generally. Sheshunoff then presented its analyses of the proposed transaction and orally advised the Board of Directors that the Merger Consideration to be received by shareholders of First Financial in the Merger was fair to First Financial and its shareholders from a financial point of view. See "-- Opinion of Financial Advisor to First Financial," below. Following discussion and deliberation, the Board of Directors of First Financial, with all directors present, voted unanimously to approve the definitive Merger Agreement. The Merger Agreement was executed by the parties on July 9, 1996 and publicly announced on July 10, 1996.

          FIRST FINANCIAL'S REASONS AND BOARD RECOMMENDATIONS. The decision of the Board of Directors of First Financial to approve the Merger and the Merger Agreement was made after thorough deliberation and careful consideration of numerous factors. The Board of Directors of First Financial believes that a business combination with a larger financial institution and more geographically diversified regional bank holding company such as MBI would, in addition to providing significant value to all shareholders, enable First Financial to compete more effectively in its market area and participate in the expanded opportunities for growth that the Merger would make possible. In the course of reaching its determination to approve the Merger and the Merger Agreement, the Board of Directors of First Financial, without assigning relative or specific weights, considered a number of factors, including the following material considerations: (a) First Financial's business, results of operations, financial position and prospects for it to remain independent; (b) economic conditions and prospects for the market in which First National operates in light of, among other things, intensifying competitive pressures in the financial services industry in general; (c) the MBI Common Stock is traded on the New York Stock Exchange and the shareholders of First Financial who receive stock in the Merger would have increased liquidity in their holdings; (d) the Merger should provide shareholders of First Financial with a significant premium over the book value and recent known trading prices of shares of First Financial Common Stock; (e) the management, business, results of operations and financial condition and prospects of MBI; (f) the historical dividends paid on First Financial Common Stock and MBI Common Stock, and the increase in regular quarterly dividends which would result to First Financial shareholders who receive MBI stock in the Merger; (g) the availability of additional capital and financial resources and provision of a broader range of products and services to customers of the Bank; and (h) the expectation that the Merger would be a tax-free transaction for shareholders of First Financial who receive MBI Common Stock in the Merger (to the extent described under "CERTAIN FEDERAL INCOME TAX CONSEQUENCES," below).

          For the reasons set forth above, the Board of Directors of First Financial believes that the Merger is in the best interest of the shareholders of First Financial and, accordingly, unanimously recommends that the holders of First Financial Common
Stock vote for "FOR" approval of the Merger Agreement.

          MBI'S REASONS AND BOARD RECOMMENDATIONS. The Executive Committee of the Board of Directors of MBI considered a number of factors, including, among other things, the financial condition of First Financial and projected synergies which MBI anticipates will result from the Merger. The Executive Committee concluded that the Merger presents an unique opportunity for MBI to increase its presence in southern Missouri through the acquisition of an established banking organization having significant operations in the targeted area. MBI's decision to pursue discussions with First Financial was primarily a result of MBI's assessment of the value of First Financial banking franchise, its asset base within that area and the compatibility of the businesses of the two banking organizations.

OPINION OF FINANCIAL ADVISOR TO FIRST FINANCIAL

          GENERAL. First Financial retained Alex Sheshunoff & Co. Investment Banking ("Sheshunoff") to act as its financial advisor in connection with the Merger and related matters based upon its qualifications, expertise and reputation. At the July 9, 1996 meeting of the First Financial Board, Sheshunoff rendered its oral opinion to the Board that, as of such date, the consideration to be received in the Merger Agreement was fair from a financial point of view to the holders of First Financial's Common Stock. Sheshunoff has subsequently confirmed its July 9, 1996 opinion by delivery to First Financial's Board of a written opinion (the "Sheshunoff Opinion").

          The full text of the Sheshunoff Opinion, which sets forth, among other things, assumptions made, procedures followed, matters considered, and limitations on the review undertaken, is attached as Annex B to this Joint Proxy Statement/Prospectus.
            -------
First Financial's shareholders are urged to read the Sheshunoff Opinion carefully and in its entirety. The Sheshunoff Opinion is addressed to First Financial's Board of Directors and does not constitute a recommendation to any shareholder of First Financial as to how such shareholder should vote at the First Financial Meeting.

          In connection with rendering the Sheshunoff Opinion, Sheshunoff, among other things: (i) analyzed certain internal financial statements and other financial and operating data concerning First Financial prepared by the management of First
Financial; (ii) analyzed certain publicly available financial statements, both audited and unaudited, and other information of First Financial and MBI, including those included in their respective Annual Reports for the three years ended December 31, 1995, and their Quarterly Reports for the periods ended June 30, 1995, September 30, 1995, and March 31, 1996; (iii) analyzed certain financial projections of First Financial prepared by the management of First Financial; (iv) discussed the past and current operations and financial condition of First Financial with senior executives; (v) reviewed the reported stock prices and trading activity for MBI's Common Stock; (vi) compared the financial performance of MBI's price and trading activity with that of certain other comparable publicly-traded companies and their securities; (vii) reviewed and compared certain security analysis reports of MBI's Common Stock prepared by various investment banking firms; (viii) reviewed the financial terms, to the extent publicly available, of certain comparable precedent transactions; (ix) reviewed the Merger Agreement; and (x) performed such other analyses as deemed appropriate.

          In connection with its review, Sheshunoff relied upon and assumed the accuracy and completeness of all of the foregoing information provided to it or made publicly available, and has not assumed any responsibility for independent verification of such information. With respect to the financial projections, Sheshunoff assumed that they have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of
the future financial performance of First Financial.   Sheshunoff
has not made any independent valuation or appraisal of the assets or liabilities of First Financial nor been furnished with any such appraisals, and has not examined any individual loan files of First Financial. With respect to MBI, Sheshunoff relied solely upon publicly available data and did not conduct discussions with the management of MBI regarding MBI's financial condition, performance, and prospects. Sheshunoff did not conduct any independent evaluation or appraisal of the assets, liabilities or business prospects of MBI, was not furnished with any evaluations or appraisals, and did not review any individual credit files. Sheshunoff is not an expert in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for losses with respect thereto and has assumed that such allowances for each of the companies are in the aggregate adequate to cover such losses. The Sheshunoff Opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to Sheshunoff as of, the date of the opinion.

          In connection with rendering its opinion, Sheshunoff performed a variety of financial analyses. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion in not readily susceptible to partial analysis of summary description. Moreover, the evaluation of the fairness, from a financial point of view, of the Merger Consideration to the holders of First Financial was to some extent a subjective one based on the experience and judgment of Sheshunoff and not merely the result of mathematical analysis of financial data. Accordingly, notwithstanding the separate factors summarized below, Sheshunoff believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The ranges of valuations resulting from any particular analysis described below should not be taken to be Sheshunoff's view of the actual value of First Financial.

          In performing its analyses, Sheshunoff made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of First Financial. The analyses performed by Sheshunoff are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold. In addition, Sheshunoff's analyses should not be viewed as determinative of the opinion of the First Financial Board of Director's or Management's opinion with respect to the value of First Financial.

          The following is a summary of the analyses performed by Sheshunoff in connection with its opinion delivered to the First
Financial Board of Directors on July 9, 1996:

          ANALYSIS OF SELECTED TRANSACTIONS. Sheshunoff performed an analysis of premiums paid in selected pending or recently completed acquisitions of banking organizations in Missouri and the Midwest with comparable characteristics to the First Financial and MBI transaction. Two sets of comparable transactions were analyzed to ensure a thorough comparison.

          The first set of comparable transactions was comprised to reflect the capital structure, asset size and regional location of First Financial. The guideline transactions specifically consisted of 44 mergers and acquisitions of banking organizations in the Midwest from June 1, 1994 to July 2, 1996 with seller's total assets less than $250 million and seller's total equity to total assets ratio greater than 10%. Based on the average of the closing stock price of MBI Common Stock for the five trading days prior to July 8, 1996 and First Financial's financial data as of June 30, 1996, the analysis yielded ratios of the transactions' purchase price as a multiple of: (i) book value ranging from 0.90 times to
2.16 times with an average of 1.45 times and a median of 1.43 times (compared with First Financial's deal of 1.46 times June 30, 1996 book value); (ii) trailing last 12 months earnings ranging from
7.84 times to 24.76 times with an average of 15.50 times and a median of 15.34 times (compared with First Financial's deal of 13.43 times annualized June 30, 1996 earnings and 14.58 times projected 1996 earnings); and (iii) seller's average and median equity to asset ratio of 12.28% and 11.42%, respectively, compared to 11.99% for First Financial.

          The second set of comparable transactions were comprised to reflect the asset size and specific state of domain for First Financial. These guideline transactions specifically consisted of 15 mergers and acquisitions of banking organizations in Missouri from June 1, 1994 to July 2, 1996 with seller's total assets less than $250 million. Again, based on the average of the closing stock price of MBI's Common Stock for the five trading days prior to July 8, 1996 and First Financial's financial data as of June 30, 1996, the analysis yielded ratios of the transactions' purchase price as a multiple of: (i) book value ranging from 1.00 times to
2.58 times with an average of 1.63 times and a median of 1.48 times (compared with First Financial's deal of 1.46 times June 30, 1996 book value); (ii) trailing last 12 months earnings ranging from
9.29 times to 23.43 times with an average of 15.19 times and a median of 14.04 times (compared with First Financial's deal of 13.43 times annualized June 30, 1996 earnings and 14.58 times projected 1996 earnings); and (iii) seller's average and median equity to asset ratio of 9.37% and 8.46%, respectively, compared with 11.99% for First Financial.

          DISCOUNTED CASH FLOW ANALYSIS. Using discounted cash flow analysis, Sheshunoff estimated the present value of the future stream of after-tax cash flow that First Financial could produce through the year 2000, under various circumstances, assuming that First Financial performs in accordance with the earnings/return projections of management. Sheshunoff estimated the terminal value for First Financial at the end of the period by applying multiples of earnings ranging from 8 times to 18 times and then discounting the cash flow streams, dividends paid to the shareholders (assuming up to 100 percent of earnings are paid out in dividends) and terminal value using differing discount rates ranging from 14.0% to 18.0% chosen to reflect different assumptions regarding the required rates of return of First Financial and the inherent risk surrounding the underlying projections. This discounted cash flow analysis indicated a range of $96.43 per share to $188.82 per share.

          Sheshunoff also performed a cash flow analysis using an estimated terminal value for First Financial at the end of the period by applying multiples of book value ranging from 1.00 times to 2.00 times and then discounting the cash flow streams, dividends paid to the shareholders (assuming up to 100 percent of earnings are paid out in dividends) and terminal value using differing discount rates ranging from 14.0% to 18.0% chosen to reflect different assumptions regarding the required rates of return of First Financial and the inherent risk surrounding the underlying projections. This discounted cash flow analysis indicated a range of $103.43 per share to $189.83 per share.

          COMPARABLE COMPANY ANALYSIS. Sheshunoff compared selected balance sheet data, asset quality, capitalization and profitability ratios and market statistics using financial data at or for the twelve months ended March 31, 1996 and market data as of July 8, 1996 for MBI to a group of selected bank holding companies which Sheshunoff deemed to be relevant, including AmSouth Bancorporation, Compass Bancshares, Inc., Crestar Financial Corporation, Central Fidelity Banks Inc., Fifth Third Bancorp, Firstar Corporation, First Tennessee National Corp., Marshall & Ilsley Corporation, Old Kent Financial Corporation, Regions Financial Corp., Signet Banking Corporation and Union Planters Corporation, all being bank holding companies with assets between $10 billion and $15 billion (collectively, the "Comparable Composite"). This comparison, among other things, showed that: (i) MBI's equity to asset ratio was 8.98%, compared to an average of 8.07% and a median of 7.92% for the Comparable Composite; (ii) for the twelve-month period ended March 31, 1996, MBI's return on average assets was 1.02%, compared to an average of 1.26% and a median of 1.26% for the Comparable Composite; (iii) for the twelve-month period ended March 31, 1996, MBI's return on average equity was 11.35%, compared to an average of 14.72% and a median of 14.45% for the Comparable Composite; (iv) at March 31, 1996, MBI's nonperforming assets to total assets ratio was 0.51%, compared to an average of 0.43% and a median of 0.44% for the Comparable Composite; (v) at July 8, 1996 MBI's price per share to book value per share at March 31, 1996 was 1.75 times, compared to an average of 1.90 times and median of 1.78 times for the Comparable Composite; (vi) at July 8, 1996, MBI's price per share to earnings per share at March 31, 1996 was 15.03 times, compared to an average of 12.87 times and median of 12.58 times for the comparable composite; and (vii) at March 31, 1996, MBI's dividend yield was 3.33%, compared to an average of 3.27% and a median of 3.42% for the Comparable Composite.

          Sheshunoff also compared selected stock market results of MBI to the publicly available corresponding data of other composites which Sheshunoff deemed to be relevant, including SNL's index of all publicly traded banks and the S&P 500. Results from indexing the S&P 500, SNL's index of all publicly traded banks, the Comparable Composite and MBI's stock from June 1, 1994 to June 30, 1996 revealed similar relationships in pricing movements.

          No company or transaction used in the comparable company and comparable transaction analyses is identical to First Financial or the Merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of First Financial and other factors that could affect the public trading value of the companies to which they are being compared. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable transaction data or comparable company data.

          As part of its investment banking business, Sheshunoff is regularly engaged in the valuation of securities in connection with mergers and acquisitions, private placements, and valuations for estate, corporate and other purposes. First Financial's Board of Directors decided to retain Sheshunoff based on its experience as a financial advisor in mergers and acquisitions of financial institutions and its knowledge of financial institutions.

          Pursuant to an engagement letter, dated June 27, 1996, between First Financial and Sheshunoff, First Financial agreed to pay Sheshunoff a $14,000 fairness opinion fee. First Financial has also agreed to indemnify and hold harmless Sheshunoff and its officers and employees against certain liabilities in connection with its services under the engagement letter, except for liabilities resulting from negligence.

CONDITIONS TO THE MERGER

          The respective obligations of MBI and First Financial to consummate the Merger are subject to the satisfaction of certain mutual conditions, including the following:

               (1) The Merger Agreement must have been approved by the holders of at least two-thirds of the outstanding shares of First Financial Common Stock at the Special
          Meeting.

               (2) The Merger Agreement and the transactions contemplated thereby must have been approved by the Regulatory Authorities, and all waiting periods after such approvals required by law or regulation must have been satisfied.

               (3) The Registration Statement of which this Proxy Statement/Prospectus is a part must have been declared effective and must not be subject to a stop order or any threatened stop order.

               (4) Neither First Financial, MBI nor Ameribanc may be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger.

               (5) Each of MBI, Ameribanc and First Financial must have received from MBI Counsel an opinion (which opinion must not have been withdrawn at or prior to the Effective
          Time) reasonably satisfactory in form and substance to it to the effect that, subject to certain exceptions and assumptions: (a) the Merger will constitute a reorganization within the meaning of Section 368 of the Code and no gain or loss will be recognized by those shareholders of First Financial who receive solely MBI Common Stock in exchange for First Financial Common Stock; (b) holders of First Financial Common Stock who receive MBI Common Stock and other property will recognize all gain realized, in accordance with the provisions and limitations of Section 356 of the Code;
          (c) the basis of the MBI Common Stock will equal the basis of the First Financial Common Stock for which it is exchanged; and (d) the holding period of such MBI Common Stock will include the holding period of First Financial Common Stock for which it is exchanged.

          The obligation of MBI and Ameribanc to consummate the Merger is subject to the satisfaction, unless waived by MBI and Ameribanc, of certain other conditions, including the following:

               (1) The representations and warranties of First Financial made in the Merger Agreement must be true and correct in all material respects as of July 9, 1996 and as of the Effective Time, except for (a) representations which are by their provisions made as of a specific date,
          (b) inaccuracies therein that are not of a magnitude as to have a material adverse effect on First Financial, and
          (c) the effect of the transactions
          contemplated by the Merger Agreement, and MBI must have received an officers' certificate from First Financial to that effect.

               (2) All obligations required to be performed by First Financial prior to the Effective Time must have been performed in all material respects, and MBI must have received an officers' certificate from First Financial to that effect.

               (3) First Financial must have obtained any and all material permits, authorizations, consents, waivers and approvals required of First Financial for the lawful consummation of the Merger.

               (4) Since July 9, 1996, there must have been no material adverse effect on the condition (financial or otherwise), business or results of operations of First Financial, except as may have resulted from, among other things, changes to laws and regulations, generally accepted or regulatory accounting principles, or interpretations thereof, or changes in other matters affecting depository institutions generally, such as changes in economic conditions or interest rates.

               (5)  Lewis, Rice & Fingersh L.C., counsel to First
          Financial, must have delivered to MBI an opinion regarding certain legal matters.

               (6) First Financial must have divested itself of its ownership of all securities issued by West Pointe
          Bank & Trust Company ("West Pointe"). See "- Divestiture of West Pointe Stock."

          The obligation of First Financial to consummate the Merger is subject to the satisfaction, unless waived by First
Financial, of certain other conditions, including the following:

               (1) The representations and warranties of MBI and Ameribanc made in the Merger Agreement must be true and correct in all material respects as of July 9, 1996 and as of the Effective Time, except for (a) representations which are by their provisions made as of a specific date,
          (b) inaccuracies therein that are not of a magnitude as to have a material adverse effect on MBI, and (c) the effect of the transactions contemplated by the Merger Agreement, and First Financial must have received an officer's certificate from MBI to that effect.

               (2) All obligations required to be performed by MBI prior to or as of the Effective Time must have been performed in all material respects, and First Financial must have received an officers' certificate from MBI to that effect.

               (3) MBI and Ameribanc must have obtained any and all material permits, authorizations, consents, waivers and approvals required of MBI or Ameribanc for the lawful consummation of the Merger.

               (4) Since July 9, 1996, there must have been no material adverse effect on the condition (financial or otherwise), business or results of operations of MBI, except as may have resulted from, among other things, changes to laws and regulations, generally accepted or regulatory accounting principles, or interpretations thereof, or changes in other matters affecting depository institutions generally, such as changes in economic conditions or interest rates.

               (5)  MBI Counsel must have delivered to First
          Financial an opinion regarding certain legal matters.

               (6) No "Shares Acquisition Date" or "Distribution Date," as defined in the Rights Agreement, dated May 23, 1988, by and between MBI and Mercantile Bank, as Rights Agent, must have occurred prior to the Effective Time.

               (7) MBI must have received approval from the NYSE of its subsequent Listing Application relating to the shares of MBI Common Stock to be issued in the Merger.

TERMINATION OF THE MERGER AGREEMENT

          The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the shareholders of First Financial, by mutual consent of the Executive Committee of the Board of Directors of MBI and the Board of Directors of First Financial or unilaterally by the Executive Committee of the Board of Directors of MBI or the Board of Directors of First Financial: (i) at any time after July 1, 1997, if the Merger has not been consummated by such date (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement); (ii) if the Federal Reserve Board or any other Regulatory Authority has denied the application to approve the Merger and such denial has become final and nonappealable;
(iii) if the Merger Agreement is not approved by the holders of at least two-thirds of the outstanding shares of First Financial Common Stock at the Special Meeting; (iv) in the event of a breach by a party of any representation, warranty or agreement contained in the Merger Agreement, which breach is not cured within 30 days after written notice thereof is given to the breaching party or waived by the non-breaching party, or unilaterally by the Executive Committee of the Board of Directors of MBI in the event of an environmental report showing the cost of taking all remedial or other corrective actions with respect to all real property of First Financial will exceed $250,000 or that such cost can not be reasonably estimated to be less than $250,000. No assurance can be given that the Merger will be consummated on or before July 1, 1997 or that MBI or First Financial will not elect to terminate the Merger Agreement if the Merger has not been consummated on or before such date.

          In the event of the termination of the Merger Agreement, the Merger Agreement shall become void and there shall be no liability on the part of any party except, that: (i) confidentiality and indemnification obligations shall survive termination; (ii) MBI and Ameribanc shall pay all printing, mailing and filing expenses with respect to the Registration Statement, this Proxy Statement/Prospectus and the regulatory applications; and (iii) in the case of termination due to continued material breach after notice and opportunity to cure, the breaching party shall not be relieved of liability to the nonbreaching party arising from the willful nonperformance of any covenant in the Merger Agreement.

INDEMNIFICATION

          First Financial, on the one hand, and MBI and Ameribanc, on the other, have agreed to indemnify one other against any claims or liabilities to which either such party may become subject under federal or state securities laws or regulations, to the extent that such claims or liabilities arise out of information furnished to the party subject to such liability by the other party or out of an omission by such other party to state a necessary or material fact in the Registration Statement or any amendment thereof or in this Proxy Statement/Prospectus.

EFFECTIVE TIME; CLOSING DATE

          The Merger will be consummated and the Effective Time will occur at the time of the issuance of a certificate of merger by the Office of the Secretary of State of the State of Missouri. Pursuant to the Merger Agreement, unless MBI, Ameribanc and First Financial otherwise agree in writing, the Effective Time shall occur no later than the first business day of the first full calendar month commencing after: (i) the approval of the Merger Agreement by the shareholders of First Financial; and (ii) the approval of the Merger by the Regulatory Authorities and the expiration of all waiting periods following such approvals. The Closing Date shall occur upon the date that the Effective Time occurs.

SURRENDER OF FIRST FINANCIAL STOCK CERTIFICATES AND RECEIPT OF MBI COMMON STOCK AND/OR CASH

          At the Effective Time of the Merger, each outstanding share of First Financial Common Stock will be converted into the right to receive the Stock Distribution, the Cash Distribution or the Combined Distribution, as shall be attributable to such share in accordance with the elections and adjustments described above. See "- General Description of the Merger."

          Within ten days after the Effective Time, the Exchange Agent will mail to each First Financial shareholder a notice of consummation of the Merger and a form of letter of transmittal, together with instructions and a return envelope to facilitate the exchange of such holder's certificate(s) formerly representing First Financial Common Stock for such holder's portion of the Merger Consideration. Each holder of First Financial Common Stock, upon submission to the Exchange Agent of a properly executed letter of transmittal and surrender to the Exchange Agent of the stock certificate(s) formerly representing the shares of First Financial Common Stock held by such shareholder, will be entitled to receive the Stock Distribution, the Combined Distribution or the Cash Distribution. Upon such submittal, each such shareholder will receive, within ten business days of the date the Exchange Agent receives such letter and stock certificate, the cash and/or a certificate representing the MBI Common Stock to which such shareholder is entitled as Merger Consideration. No interest will be accrued or paid with respect to the cash component of the Merger Consideration. No dividends or other distributions declared after the Effective Time will be paid to a former First Financial shareholder with respect to the MBI Common Stock issuable as Merger Consideration until such shareholder's letter of transmittal and stock certificates, or documentation reasonably acceptable to the Exchange Agent in lieu of lost or destroyed certificates, formerly representing First Financial Common Stock, are delivered to the Exchange Agent. Upon such delivery, all such dividends or other distributions declared after the Effective Time shall be remitted to such shareholders (without interest and less any taxes that may have been imposed thereon). No fractional shares of MBI Common Stock will be issued in the Merger, but cash will be paid in lieu of fractional shares, such cash being calculated by multiplying the holder's fractional share interest by the Average MBI Stock Price. The shares of MBI Common Stock issued as Merger Consideration will be freely transferable except by certain shareholders of First Financial who are deemed to be "affiliates" of First Financial.
The shares of MBI Common Stock issued as the Stock Distribution to such affiliates will be restricted in their transferability in accordance with the rules and regulations promulgated by the Commission. The Merger Agreement provides that First Financial will use its best efforts to obtain and deliver an agreement from each affiliate of First Financial providing that such affiliate will not transfer any shares of MBI Common Stock received in the merger except in accordance with such rules and regulations. No Merger Consideration will be delivered to an affiliate of First Financial until such affiliate has delivered the aforementioned agreement to MBI. See "INFORMATION REGARDING MBI STOCK - Restriction on Resale of MBI Stock by Affiliates."

          After the Effective Time, there will be no further transfers of First Financial stock certificates on the records of First Financial and, if any such certificates are presented to MBI or the Exchange Agent for transfer, they will be cancelled against delivery of the Merger Consideration.

FRACTIONAL SHARES

          No fractional shares of MBI Common Stock will be issued to the shareholders of First Financial in connection with the Merger. Each holder of First Financial Common Stock who otherwise would have been entitled to receive a fraction of a share of MBI Common Stock shall receive in lieu thereof cash, without interest, in an amount equal to the holder's fractional share interest multiplied by $45.325, the Average MBI Stock Price. Cash received by First Financial shareholders in lieu of fractional shares may give rise to taxable income. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER."

REGULATORY APPROVALS

          In addition to the approval of the Merger Agreement by the shareholders of First Financial, the obligations of the parties to effect the Merger are subject to prior approval of the Federal Reserve Board. As a bank holding company, MBI is subject to regulation under the BHCA. The Merger is subject to prior approval by the Federal Reserve Board under Section 4 of the BHCA. The Federal Reserve Board may withhold such approval if, among other things, the Federal Reserve Board determines that the effect of the Merger would be to substantially lessen competition in the relevant markets. In addition, the Federal Reserve Board will consider whether the combined organization meets the requirements of the Community Reinvestment Act of 1977, as amended, by assessing the involved entities' respective records of meeting the credit needs of the local communities in which they are chartered, consistent with the safe and sound operation of such institutions. The Federal Reserve Board must also examine the financial and managerial resources and future prospects of the combined organization and analyze the capital structure and soundness of the resulting entity. The Federal Reserve Board has the authority to deny an application if it concludes that the combined organization would have inadequate capital.

          An application for such approval has been filed with the Federal Reserve Board. MBI and First Financial are not aware of any governmental approvals or actions that may be required for consummation of the Merger other than as described above. Should any other approval or action be required, it is presently contemplated that such approval or action would be sought. There can be no assurance that any necessary regulatory approvals or actions will be timely received or taken, that no action will be brought challenging any such approval or action or, if such a challenge is brought, as to the result thereof, or that any such approval or action will not be conditioned in a manner that would cause the parties to abandon the Merger. See "SUPERVISION AND REGULATION."

BUSINESS PENDING THE MERGER

          The Merger Agreement provides that, during the period from July 9, 1996 to the Effective Time, First Financial will, and will cause each of its subsidiaries to, conduct its business according to the ordinary and usual course consistent with past practices and use its best efforts to maintain and preserve its business organization, employees and advantageous business relationships and retain the services of its officers and key employees.

          Furthermore, during the period from July 9, 1996 to the Effective Time, except as provided in the Merger Agreement, First
Financial will not, and will not permit any of its subsidiaries to, without the prior written consent of MBI and Ameribanc:

               (1) declare, set aside or pay any dividends or other distributions, directly or indirectly, in respect of its capital stock (other than dividends from any of First Financial subsidiaries to First Financial or to another of First Financial subsidiaries), except that First Financial may pay a special dividend of $6.00 per share on the earlier of the day immediately preceding the Closing Date or December 1, 1996 and may pay its regular quarterly cash dividend of $1.25 per share, in accordance with its past practice; provided, however, that no dividend shall be paid to a First Financial shareholder for any quarter in which such First Financial shareholder will be entitled to receive a regular quarterly dividend on the shares of MBI Common Stock to be issued in the Merger; and provided further, however, that First Financial may distribute cash and/or shares of the common stock, $8.00 par value, of West Pointe (the "West Pointe Common Stock") in connection with the divestiture of its entire holding of the West Pointe Common Stock as required by the Merger Agreement;

               (2) enter into or amend any employment, severance or similar agreement or arrangement with any director, officer or employee, or materially modify any of the First Financial employee plans or policies or grant any salary or wage increase or materially increase any employee benefit (including incentive or bonus payments), except for normal individual increases in compensation to employees consistent with past practice, as required by law or contract, or such increases of which First Financial notifies MBI in writing and which MBI does not disapprove within ten days of the receipt of such notice; provided, however, that the expenses attributable solely to the transactions contemplated by the Merger Agreement shall not be taken into account for purposes of payments to be made under First Financial's bonus plan and 1996 contributions under First Financial's Section 401(k) plan;

               (3) authorize, recommend, propose or announce an intention to authorize, so recommend or propose, or enter into an agreement in principle with respect to, any merger, consolidation or business combination (other than the Merger), any acquisition of a material amount of assets or securities, any disposition of a material amount of assets or securities or any relinquishment of any material contract rights;

               (4) propose or adopt any amendments to the Articles of Incorporation or Association, as the case may be, or Charter or By-Laws of First Financial or any subsidiary of First Financial, as the case may be;

               (5) issue, sell, grant, confer or award any shares of capital stock or other equity securities or rights or options exercisable for, or securities convertible or exchangeable into, capital stock or other equity securities ("Equity Securities") or effect any stock split or otherwise change its capitalization as it existed on July 9, 1996;

               (6)  purchase, redeem, retire, repurchase or
          exchange, or otherwise acquire or dispose of, directly or indirectly, any shares of its capital stock or other
          Equity Securities, whether pursuant to the terms of such capital stock or Equity Securities or otherwise;

               (7)  (i)  without first consulting with and
          obtaining the written consent of MBI, cause or permit First National to enter into, renew or increase any loan or credit commitment (including stand-by letters of credit) to, or invest or agree to invest in any person or entity or modify any of the material provisions or renew or otherwise extend the maturity date of any existing loan or credit commitment (collectively, "Lend to") in an amount in excess of $150,000; (ii) without first consulting with and obtaining the written consent of MBI, cause or permit First National to Lend to any person or entity in an amount equal to or in excess of $200,000;
          (iii) cause or permit First National to Lend to any person other than in accordance with lending policies as in effect on July 9, 1996; provided, however, that with respect to clauses (i) through (iii), First Financial or any of its subsidiaries may make any such loan in the event that (A) First Financial or any of its subsidiaries has delivered to MBI and Ameribanc or their designated representative a notice of its intention to make such loan and such information as MBI and Ameribanc or their designated representative may reasonably require in respect thereof and (B) MBI and Ameribanc or their designated representative shall not have reasonably objected to such loan by giving written or facsimile notice of such objection within two business days following the delivery to MBI and Ameribanc or their designated representative of such notice of intention and information; or (iv) cause or permit First National to Lend to any person or entity any of the loans or other extensions of credit to which or investments in which are on a "watch list" or other similar internal report of First Financial or any of its subsidiaries (except those denoted "pass" thereon), in an amount equal to or in excess of $50,000; provided further, however, that:
          (A) First Financial or any of its subsidiaries may honor any contractual obligation in existence on July 9, 1996;
          (B) with respect to loans made in compliance with clauses
          (i) through (iii) above, First Financial may make such loans after consulting with MBI and Ameribanc; and
          (C) notwithstanding clauses (i) and (ii), First Financial may, without first consulting with MBI or obtaining MBI's prior written consent, increase the aggregate amount of any credit facilities theretofore established in favor of any person or entity, provided that the aggregate amount of any and all such increases shall not be in excess of $25,000;

               (8) directly or indirectly, including through its officers, directors, employees or other representatives:

                    (i) initiate, solicit or encourage any
               discussions, inquiries or proposals with any third party (other than MBI or Ameribanc) relating to the disposition of any significant portion of the business or assets of First Financial or any of its subsidiaries or the acquisition of the Equity Securities of First Financial or any of its subsidiaries or the merger of First Financial or any of its subsidiaries with any person (other than MBI or Ameribanc) or any similar transaction (each such transaction being referred to herein as an "Acquisition Transaction"); or

                    (ii) provide any third party with information
               or assistance or negotiate with any third party with respect to an Acquisition Transaction, and First Financial shall promptly notify MBI and Ameribanc orally of all the relevant details relating to all inquiries, indications of interest and proposals which they may receive with respect to any Acquisition Transaction;

               (9) take any action that would (i) materially impede or delay the consummation of the transactions contemplated by the Merger Agreement or the ability of MBI and Ameribanc or First Financial to obtain any approval of any Regulatory

          Authority required for the transactions contemplated by the Merger Agreement or to perform its covenants and agreements under the Merger Agreement, or (ii) prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code;

               (10) other than in ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the obligations of any other individual, corporation or other entity;

               (11) materially restructure or change its investment securities portfolio, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, or execute individual investment transactions of greater than $500,000 for U.S. Treasury or Federal Agency Securities and $100,000 for all other investment instruments;

               (12) agree in writing or otherwise to take any of the foregoing actions or engage in any activity, enter into any transaction or intentionally take or omit to take any other action which would make any of the representations and warranties in the Merger Agreement untrue or incorrect in any material respect if made anew after engaging in such activity, entering into such transaction, or taking or omitting such other action; or

               (13) enter into, increase or renew any loan or credit commitment (including standby letters of credit) to any executive officer or director of First Financial or any of its subsidiaries, any holder of 10% or more of the outstanding shares of First Financial Common Stock, or any entity controlled, directly or indirectly, by any of the foregoing or engage in any transaction with any of the foregoing which is of the type or nature sought to be regulated in 12 U.S.C. Section 371c and 12 U.S.C. Section 371c-1, without first obtaining the prior written consent of MBI and Ameribanc, which consent shall not be unreasonably withheld.

          The Merger Agreement also provides that, during the period from July 9, 1996 to the Effective Time, MBI and Ameribanc will not, and will not permit any of their respective subsidiaries to, without the prior written consent of First Financial, agree in writing or otherwise engage in any activity, enter into any transaction or take or omit to take any other action:

               (1) that would (i) materially impede or delay the consummation of the transactions contemplated by the Merger Agreement or the ability of MBI and Ameribanc or First Financial to obtain any approval of any Regulatory Authority required for the transactions contemplated by the Merger Agreement or to perform their covenants and agreements under the Merger Agreement, or (ii) prevent or impede the transactions contemplated by the Merger Agreement from qualifying as a reorganization within the meaning of Section 368 of the Code; or

               (2) that would make any of the representations and warranties made by MBI and Ameribanc in the Merger Agreement untrue or incorrect in any material respect if made anew after engaging in such activity, entering into such transaction or taking or omitting such other action.

DIVESTITURE OF WEST POINTE STOCK

          First Financial owns 17,150 shares (or approximately 4.9%) of the issued and outstanding shares of the Common Stock of West Pointe Bank and Trust Company, an Illinois state bank located in Belleville, Illinois. As a condition to MBI's obligation to consummate the Merger, First Financial must divest itself of its entire holding of West Pointe Common Stock prior to the Effective Time, either by: (i) selling all of such shares for cash at a fair market value price or prices per share approved by MBI and, immediately prior to the Effective Time, distributing to the shareholders of First Financial the after-tax sale proceeds (with First Financial retaining a sufficient amount of the proceeds to satisfy all taxes accruing to First Financial in connection with such divestiture); or (ii) selling a portion of such shares for cash at a fair market value price or prices per share approved by MBI (in an amount at least sufficient to satisfy all taxes accruing to First Financial in connection with such divestiture (assuming that all shares had been sold for cash), which amount will be retained by First Financial to satisfy all such taxes) and, immediately prior to the Effective Time, distributing to the shareholders of First Financial an in-kind distribution of any remaining shares of West Pointe Common Stock not sold by First Financial and any cash sale proceeds in excess of the amount to be retained by First Financial to satisfy the tax obligations accruing to First Financial from such sale and distribution. The distribution of cash and/or West Pointe Common Stock referred to in the preceding sentence will be made to each shareholder of First Financial pro rata, based upon the number of shares of First Financial Common Stock owned by such shareholder relative to the total number of shares of First Financial Common Stock issued and outstanding, and will be in addition to the Merger Consideration that each shareholder of First Financial is otherwise entitled to receive in the Merger. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER," below, for a discussion of the tax consequences of the divestiture of West Pointe Common Stock to the First Financial shareholders.

WAIVER AND AMENDMENT

          Any provision of the Merger Agreement, including, without limitation, the conditions to the consummation of the Merger and the restrictions described under "- Business Pending the Merger," may be (i) waived in writing at any time by the party that is, or whose shareholders are, entitled to the benefits thereof, or
(ii) amended at any time by written agreement of the parties approved by or on behalf of their respective Boards of Directors or Executive Committee, as the case may be, whether before or after the approval of the Merger Agreement by the shareholders of First Financial at the Special Meeting; provided, however, that after such approval, no such modification may (i) alter or change the amount or form of the Merger Consideration to be received by the shareholders of First Financial or (ii) adversely affect the tax treatment of the First Financial shareholders. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER."

ACCOUNTING TREATMENT

          The Merger will be accounted for under the purchase method of accounting. Accordingly, data regarding the financial condition and results of operations of First Financial will be included in MBI's consolidated financial statements on and after the Closing Date.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

          MBI has entered into employment agreements with each of Gerald W. Craig, President of First National, W. Charles Whitmire, Chairman of First National and Rhonda M. Land, Vice President and
Operations Officer of First National.

          Pursuant to Mr. Craig's employment agreement, MBI will cause Mr. Craig to be elected to the Board of Directors of First National at the Effective Time. In addition, Mr. Craig will continue to serve as President of First National, or any successor thereto, for a period commencing at the Effective Time and at an annual base salary of $99,600, inclusive of Mr. Craig's automobile allowance and all fees which would otherwise be payable by him as a director of First National. Mr. Craig shall be entitled to receive such salary until the six month anniversary of the Effective Time even if prior to such date: (a) Mr. Craig's employment is involuntarily terminated by First National or MBI other than for "cause" (as defined in the employment agreement); or (b) Mr. Craig dies or becomes permanently disabled.

          Pursuant to Mr. Whitmire's employment agreement, Mr. Whitmire will continue to serve as Chairman of First National, or any successor thereto, for a period commencing at the Effective Time and continuing thereafter until December 31, 1997 and at an annual base salary of $36,000, inclusive of all fees which would otherwise be payable to him as a director of First National. Mr. Whitmire shall be entitled to receive such salary even if, before December 31, 1997: (a) he is involuntarily terminated by First National or MBI other than for "cause"; or (b) he shall die or become permanently disabled. In addition, at the Effective Time, MBI shall cause Mr. Whitmire to be elected to the Board of Directors of First National.

          Pursuant to Ms. Land's employment agreement, Ms. Land will continue to serve as Vice President and Operations Officer of First National, or any successor thereto, for a period commencing at the Effective Time and at an annual base salary of $54,500. The future annual salary of Ms. Land shall be subject to independent annual review based upon her performance. In addition to her annual base salary, MBI will pay to Ms. Land on December 31, 1997 a cash transition bonus in the amount of $10,000 for services related to transition activities, unless prior thereto her employment with First National shall have been terminated, either voluntarily by her or involuntarily by First National, for "cause" (as defined in the employment agreement). If before the latter of the first anniversary of the Effective Time or December 31, 1997: (a) Ms. Land is involuntarily terminated by First National or MBI other than for "cause"; (b) her employment is terminated voluntarily by her for "good reason" (as defined in the employment agreement), provided she is not subject to termination for "cause" at the time of such voluntary termination; or (c) she shall die or become permanently disabled, she shall nonetheless receive the transition bonus, if it has not already been paid, and her base salary through the latter of the first anniversary of the Effective Time or December 31, 1997.

          During their respective periods of employment, Mr. Craig, Mr. Whitmire and Ms. Land shall be entitled to receive employee benefits and customary perquisites equivalent to those provided by MBI to similarly situated senior officers.

EFFECT ON EMPLOYMENT CONTRACTS AND BENEFIT PLANS

          The Merger Agreement provides that Ameribanc will honor all employment, severance and other compensation contracts between First Financial or any of its subsidiaries and any current or former director, officer, employee or agent thereof, along with all provisions for vested benefits or other vested amounts earned or accrued through the Effective Time under First Financial's employee plans. First Financial's employee plans will continue as plans of Ameribanc until such time as the former employees of First Financial and its subsidiaries are integrated into MBI's employee benefit plans that are available to other employees of MBI and its subsidiaries. MBI will take such steps as are necessary or required to integrate the former employees of First Financial and its subsidiaries into MBI's employee benefit plans available to other employees of MBI and its subsidiaries as soon as practicable after the Effective Time, with (i) full credit for prior service with First Financial or any of its subsidiaries for purposes of vesting and eligibility for participation (but not benefit accruals under any defined benefit plan), and co-payments and deductibles, and (ii) waiver of all waiting periods and pre-existing condition exclusions or penalties.

      CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER
      -----------------------------------------------------

          The following discussion is based upon the Tax Opinion and except as otherwise indicated, reflects such opinion. The discussion is a general summary of the material United States federal income tax ("federal income tax") consequences of the Merger to certain First Financial shareholders and does not purport to be a complete analysis or listing of all potential tax considerations or consequences relevant to a decision whether to vote for the approval of the Merger. The discussion does not address all aspects of federal income taxation that may be applicable to First Financial shareholders in light of their status or personal investment circumstances, nor does it address the federal income tax consequences of the Merger that are applicable to First Financial shareholders subject to special federal income tax treatment, including (without limitation) foreign persons, insurance companies, tax-exempt entities, retirement plans, dealers in securities, persons who acquired their First Financial Common Stock pursuant to the exercise of employee stock options or otherwise as compensation or persons who hold their First Financial Common Stock as part of a "straddle," "hedge" or "conversion transaction." In addition, the discussion does not address the effect of any applicable state, local or foreign tax laws or the effect of any federal tax laws other than those pertaining to the federal income tax. AS A RESULT, EACH FIRST FINANCIAL SHAREHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO SUCH SHAREHOLDER. The discussion assumes that shares of First Financial Common Stock are held as capital assets (within the meaning of Section 1221 of the Code).

          First Financial has received the Tax Opinion to the effect that, assuming the Merger occurs in accordance with the Merger Agreement, the Merger will constitute a "reorganization" for federal income tax purposes under Section 368(a)(1) of the Code, with the following federal income tax consequences:

               (1) First Financial shareholders who receive solely shares of MBI Common Stock in exchange for their First
          Financial Common Stock pursuant to the Merger will recognize no gain or loss, except with respect to cash received in lieu of fractional shares, if any, as discussed below.

               (2) A First Financial shareholder who receives only cash (i) in exchange for shares of First Financial Common Stock pursuant to the Merger or (ii) as a result of the exercise of appraisal rights, will realize gain or loss for federal income tax purposes (determined separately as to each block of First Financial Common Stock exchanged) in an amount equal to the difference between (x) the amount of cash received by such shareholder, and (y) such shareholder's tax basis for the shares of First Financial Common Stock surrendered in exchange therefor, provided that the cash payment does not have the effect of the distribution of a dividend. Any such gain or loss will be recognized for federal income tax purposes and will be treated as capital gain or loss. However, if the cash payment does have the effect of the distribution of a dividend, the amount of taxable income recognized generally will equal the amount of cash received; such income generally will be taxable as a dividend; and no loss (or other recovery of such shareholder's tax basis for the shares of First Financial Common Stock surrendered in the exchange) generally will be recognized by such shareholder. The determination of whether a cash payment has the effect of the distribution of a dividend will be made pursuant to the provisions and limitations of Section 302 of the Code, taking into account the constructive stock ownership rules of Section 318 of the Code. See "- Impact of Section 302 of the Code," below.

               (3) A First Financial shareholder who receives shares of MBI Common Stock and cash in exchange for shares of First Financial Common Stock in the Merger will realize gain (determined separately as to each block of First Financial Common Stock exchanged) if (i) the sum of the amount of cash and the fair market value of the shares of MBI Common Stock received by such shareholder exceeds (ii) such shareholder's tax basis for the shares of First Financial Common Stock surrendered in exchange therefor. The amount of such gain that is recognized for federal income tax purposes will be limited to the amount of cash received. If the amount of cash received exceeds the amount of gain realized, only the amount of gain realized will be recognized for federal income tax purposes. Any such gain recognized will be taxable as capital gain, provided that the cash payment does not have the effect of the distribution of a dividend. Any loss realized will not be recognized for federal income tax purposes. Under section 356 of the Code, the determination of whether a cash payment has the effect of the distribution of a dividend generally will be made in accordance with the provisions and limitations of Section 302 of the Code, taking into account the constructive stock ownership rules of Section 318 of the Code. See "- Impact of Section 302 of the Code," below.

               (4) The aggregate adjusted tax basis of the shares of MBI Common Stock received by each First Financial shareholder in the Merger (including any fractional share of MBI Common Stock deemed to be received, as described in paragraph 6 below), will be equal to the aggregate adjusted tax basis of the shares of First Financial Common Stock surrendered, decreased by the amount of any cash received and increased by the amount of any gain (or dividend) recognized.

               (5) The holding period of the shares of MBI Common Stock (including any fractional share of MBI Common Stock deemed to be received, as described in paragraph 6 below) will include the holding period of the shares of First Financial Common Stock exchanged therefor.

               (6) A First Financial shareholder who receives cash in the Merger in lieu of a fractional share of MBI Common Stock will be treated as if the fractional share had been received in the Merger and then redeemed by MBI in return for the cash. The receipt of such cash will cause the recipient to recognize capital gain or loss equal to the difference between the amount of cash received and the portion of such holder's adjusted tax basis in the shares of MBI Common Stock allocable to the fractional share.

          IMPACT OF SECTION 302 OF THE CODE. The determination of whether a cash payment has the effect of the distribution of a dividend generally will be made in accordance with the provisions of Section 302 of the Code. A cash payment to a First Financial shareholder will be considered not to have the effect of the distribution of a dividend under Section 302 of the Code and such shareholder will recognize capital gain or loss only if the cash payment (i) results in a "complete redemption" of such shareholder's actual and constructive stock interest, (ii) results in a "substantially disproportionate" reduction in such shareholder's actual and constructive stock interest or (iii) is "not essentially equivalent to a dividend."

          A cash payment will result in a "complete redemption" of a shareholder's stock interest and such shareholder will recognize capital gain or loss if such shareholder does not actually or constructively own any stock after the receipt of the cash payment. A reduction in a shareholder's stock interest will be "substantially disproportionate" and such shareholder will recognize capital gain or loss if (i) the percentage of outstanding shares actually and constructively owned by such shareholder after the receipt of the cash payment is less than four-fifths (80%) of the percentage of outstanding shares actually and constructively owned by such shareholder immediately prior to the receipt of the cash payment. A cash payment will qualify as "not essentially equivalent to a dividend" and a shareholder will recognize capital gain or loss if it results in a meaningful reduction in the percentage of outstanding shares actually and constructively owned by such shareholder. No specific tests apply to determine whether a reduction in a shareholder's ownership interest is meaningful; rather, such determination will be made based on all the facts and circumstances applicable to such First Financial shareholder. No general guidelines dictating the appropriate interpretation of facts and circumstances have been announced by the courts or issued by the Internal Revenue Service (the "Service"). However, the Service has indicated in Revenue Ruling 76-385 that a minority shareholder (i.e., a holder who exercises no control over corporate affairs and whose proportionate stock interest is minimal in relation to the number of shares outstanding) generally is treated as having had a "meaningful reduction" in interest if a cash payment reduces such holder's actual and constructive stock ownership to any extent.

          With regard to First Financial shareholders who receive MBI Common Stock and cash in the Merger, the determination of whether a cash payment has the effect of a distribution of a dividend will be made as if the First Financial Common Stock exchanged for cash in the Merger had instead been exchanged in the Merger for shares of MBI Common Stock followed immediately by a redemption of such shares by MBI for the cash payment (a "deemed MBI redemption"). Under this analysis, the determination of whether a cash payment qualifies as a substantially disproportionate reduction of interest or is not essentially equivalent to a dividend will be made by comparing (i) the shareholder's actual and constructive stock interest in MBI before the deemed MBI redemption (determined as if such shareholder had received solely MBI Common Stock in the Merger) with (ii) such shareholder's actual and constructive stock interest in MBI after the deemed MBI redemption.

          With regard to First Financial shareholders who receive only cash (i) in exchange for shares of First Financial Common Stock pursuant to the Merger or (ii) as a result of the exercise of appraisal rights, MBI's Counsel has noted in its opinion that many tax practitioners believe that the determination of whether a cash payment has the effect of a distribution of a dividend should be made in accordance with the deemed MBI redemption analysis discussed above; i.e., as if the First Financial Common Stock exchanged for cash in the Merger had instead been exchanged in the Merger for shares of MBI Common Stock followed immediately by a redemption of such shares by MBI for the cash payment. However, under the traditional analysis, which apparently continues to be used by the Service, Section 302 of the Code will apply as though the cash payment were made by First Financial in a hypothetical redemption of First Financial Common Stock immediately prior to, and in a transaction separate from, the Merger (a "deemed First Financial redemption"). Accordingly, under the traditional analysis, the determination of whether a cash payment results in a complete redemption of interest, qualifies as a substantially disproportionate reduction of interest or is not essentially equivalent to a dividend will be made by comparing (x) the shareholder's actual and constructive stock interest in First Financial before the deemed First Financial redemption, with (y) such shareholder's actual and constructive stock interest in First Financial after the deemed First Financial redemption (but before the Merger). The law is unclear regarding whether the approach of the Service is correct, and MBI's Counsel has rendered no opinion on the correctness of the Service's approach. MBI's Counsel has noted in its opinion that because the traditional analysis, as applied by the Service, is more likely to result in dividend treatment than the deemed MBI redemption analysis, each First Financial shareholder who receives solely cash in exchange for all of the First Financial Common Stock he or she actually owns should discuss with his or her tax advisor which analysis is applicable.

          The determination of ownership for purposes of the three foregoing tests will be made by taking into account both shares owned actually by such shareholder and shares owned constructively by such shareholder pursuant to Section 318 of the Code. Under
Section 318 of the Code, a shareholder will be deemed to own stock that is actually or constructively owned by certain members of his or her family (spouse, children, grandchildren and parents) and other related parties including, for example, certain entities in which such shareholder has a direct or indirect interest (including partnerships, estates, trusts and corporations), as well as shares of stock that such shareholder (or a related person) has the right to acquire upon exercise of an option or conversion right. Section 302(c)(2) of the Code provides certain exceptions to the family attribution rules for the purpose of determining whether a complete redemption of a shareholder's interest has occurred for purposes of
Section 302 of the Code. These exceptions apply only to First Financial shareholders who receive, in the Merger, solely cash in return for the First Financial Common Stock they actually own.

          BECAUSE THE DETERMINATION OF WHETHER A PAYMENT WILL BE TREATED AS HAVING THE EFFECT OF THE DISTRIBUTION OF A DIVIDEND WILL GENERALLY DEPEND UPON THE FACTS AND CIRCUMSTANCES OF EACH FIRST FINANCIAL SHAREHOLDER, FIRST FINANCIAL SHAREHOLDERS ARE STRONGLY ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX TREATMENT OF CASH RECEIVED IN THE MERGER.

          Each First Financial shareholder's ability to elect the type of consideration he or she receives pursuant to the Merger affords each such shareholder the opportunity to select that type of consideration which will best serve his or her personal tax and financial planning needs. However, each First Financial shareholder should be aware that his or her ability to satisfy (or, alternatively, fail to satisfy) any of the foregoing tests and thereby avoid (or, alternatively, obtain) dividend treatment may be affected by (i) the type of consideration received by other persons in respect of shares that such stockholder is deemed to own pursuant to section 318 of the Code, and by (ii) any redesignation of the shareholder's election by the Exchange Agent, without regard to whether such shareholder made a Stock Election, Cash Election or a Combined Election, or, instead, made No Election. See "TERMS OF THE PROPOSED MERGER - General Description of the Merger."

          The receipt by First Financial shareholders of cash and/or shares of West Pointe Common Stock (the "West Pointe Distribution"), as described under "TERMS OF THE PROPOSED MERGER - Divestiture of West Pointe Stock," will have federal income tax consequences. Neither MBI nor First Financial has requested an opinion from MBI Counsel as to the federal tax consequences of the West Pointe Distribution, and MBI Counsel has rendered no such opinion. However, MBI Counsel has advised MBI that the West Pointe Distribution will be treated either (i) as a dividend distribution or (ii) in the same manner as the cash payments discussed in paragraphs (2) and (3) above. In either case, under current law First Financial will be required to report the fair market value of the West Pointe Distribution received by each holder of First Financial Common Stock to the Service on Form 1099-DIV. MBI Counsel has advised MBI that, while the West Pointe Distribution is likely to be treated as a dividend, the law is not entirely clear. MBI Counsel has also informed MBI that because treatment of the West Pointe Distribution in the same manner as the cash payments discussed in paragraphs (2) and (3) above may be more favorable to many First Financial shareholders than would be treatment as a dividend, First Financial shareholders should discuss the proper treatment of the West Pointe Distribution with their own tax advisors.

          The Tax Opinion is subject to the conditions and customary assumptions that are stated therein and relies upon various representations made by MBI, First Financial, and certain shareholders of First Financial. If any of these representations or assumptions is inaccurate, the tax consequences of the Merger could differ from those described herein. The Tax Opinion is also based upon the Code, regulations proposed or promulgated thereunder, judicial precedent relating thereto, and current administrative rulings and practice, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences discussed herein. The Tax
Opinion is available without charge upon written request to Jon W. Bilstrom, General Counsel and Secretary, Mercantile Bancorporation Inc., P.O. Box 524, St. Louis, Missouri 63166-0524. The receipt of the Tax Opinion again as of the Closing Date is a condition to the consummation of the Merger. An opinion of counsel, unlike a private letter ruling from the Service, has no binding effect on the Service. The Service could take a position contrary to the Tax Opinion and, if the matter were litigated, a court may reach a decision contrary to the Tax Opinion. Neither MBI nor First Financial has requested an advance ruling as to the federal income tax consequences of the Merger, and the Service is not expected to issue such a ruling.

          THE FOREGOING IS A GENERAL DISCUSSION OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO CERTAIN FIRST FINANCIAL SHAREHOLDERS AND DOES NOT TAKE INTO ACCOUNT THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH FIRST FINANCIAL SHAREHOLDER'S TAX STATUS AND ATTRIBUTES. AS A RESULT, THE FEDERAL INCOME TAX CONSEQUENCES

ADDRESSED IN THE FOREGOING DISCUSSION MAY NOT APPLY TO EACH FIRST FINANCIAL SHAREHOLDER. ACCORDINGLY, EACH FIRST FINANCIAL SHAREHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL AND OTHER TAX LAWS.


      DISSENTERS' RIGHTS OF SHAREHOLDERS OF FIRST FINANCIAL
      -----------------------------------------------------

          Each holder of First Financial Common Stock has the right to dissent from the Merger and receive the fair value of such shares of First Financial in cash if the shareholder follows the procedures set forth under Section 351.455 of the Missouri Act set forth as Annex A hereto and the material provisions of which
         -------
are summarized herein. Under Section 351.455 of the Missouri Act, a holder of First Financial Common Stock may dissent and Ameribanc, as the surviving corporation, will pay to such shareholder the fair value of such shareholder's shares of First Financial Common Stock as of the day prior to the Special Meeting if such shareholder: (1) files with First Financial prior to or at the Special Meeting a written objection to the Merger; (2) does not vote in favor of the approval of the Merger Agreement; and (3) within 20 days after the Closing Date of the Merger, makes written demand on Ameribanc for payment of the fair value of the shares held by such shareholder as of the day prior to the date of the Special Meeting. Within ten days after such Closing Date, MBI will include notice of the Closing Date in a letter to all shareholders of First Financial which notifies such shareholders of the procedures to exchange their shares for those of MBI. A demand by a dissenting shareholder shall state the number and class of shares owned by such dissenting shareholder. Any shareholder failing to make demand within the 20-day period shall be conclusively presumed to have consented to the Merger and shall be bound by the terms thereof. A PROXY OR VOTE AGAINST THE APPROVAL OF THE MERGER AGREEMENT WILL NOT, BY ITSELF, BE REGARDED AS A WRITTEN OBJECTION FOR PURPOSES OF ASSERTING DISSENTERS' RIGHTS.

          If, within 30 days after the Closing Date of the Merger, the value of such shares is agreed upon between the dissenting shareholder and Ameribanc, payment therefor shall be made within 90 days after the Closing Date of the Merger upon the surrender by such shareholder of the certificate or certificates representing said shares. Upon payment of the agreed value, the dissenting shareholder shall cease to have any interest in such shares or in Ameribanc.

          If, within 30 days after the Closing Date of the Merger, the dissenting shareholder and Ameribanc do not agree as to the value of such shares, then the dissenting shareholder may, within 60 days after the expiration of such 30-day period, file a petition in any court of competent jurisdiction within the county in which the registered office of Ameribanc is situated, asking for a finding and determination of the fair value of such shares, and shall be entitled to judgment against Ameribanc for the amount of such fair value as of the day prior to the date of the Special Meeting, together with interest thereon to the date of such judgment. The "fair value" determined by the court may be more or less than the amount offered to each of the First Financial shareholders under the Merger Agreement. The judgment shall be payable only upon and simultaneously with the surrender to Ameribanc of the certificate or certificates representing said shares. Upon the payment of the judgment, the dissenting shareholder shall cease to have any interest in such shares or in Ameribanc. Unless a dissenting shareholder shall file such petition within such 60-day period, such shareholder and all persons claiming under such shareholder shall be conclusively presumed to have approved and ratified the Merger, and shall be bound by the terms thereof.

          FAILURE TO COMPLY STRICTLY WITH THESE PROCEDURES WILL CAUSE THE SHAREHOLDER TO LOSE HIS OR HER DISSENTERS' RIGHTS. CONSEQUENTLY, ANY SHAREHOLDER WHO DESIRES TO EXERCISE HIS OR HER DISSENTERS' RIGHTS IS URGED TO CONSULT A LEGAL ADVISOR BEFORE ATTEMPTING TO EXERCISE SUCH RIGHTS.

          THE PRECEDING DISCUSSION IS A SUMMARY OF THE PROVISIONS REGARDING DISSENTERS' RIGHTS UNDER THE MISSOURI ACT AND IS QUALIFIED IN ITS ENTIRETY BY THE TEXT OF SECTION 351.455 OF THE MISSOURI ACT WHICH IS ATTACHED HERETO AS ANNEX A. FIRST
                                         -------
FINANCIAL SHAREHOLDERS WHO ARE INTERESTED IN PERFECTING DISSENTERS' RIGHTS PURSUANT TO THE MISSOURI ACT IN CONNECTION WITH THE MERGER SHOULD CONSULT WITH THEIR COUNSEL FOR ADVICE AS TO THE PROCEDURES REQUIRED TO BE FOLLOWED.

               PRO FORMA FINANCIAL INFORMATION
               -------------------------------

COMPARATIVE UNAUDITED PER SHARE DATA

          The following table sets forth for the periods indicated selected historical per share data of MBI and First Financial and the corresponding pro forma and pro forma equivalent per share amounts giving effect to the proposed Merger and the proposed acquisitions of Peoples and TODAY'S. The data presented is based upon the supplemental consolidated financial statements and consolidated financial statements and related notes of MBI and the consolidated financial statements and related notes of First Financial included in this Proxy Statement/Prospectus or in documents incorporated herein by reference, and the pro forma combined consolidated balance sheet and income statements, including the notes thereto, appearing elsewhere herein. This information should be read in conjunction with such historical and pro forma financial statements and related notes thereto. The assumptions used in the preparation of this table appear in the notes to the pro forma financial information appearing elsewhere in this Proxy Statement/Prospectus. See "- Notes to Pro Forma Combined Consolidated Financial Statements." These data are not necessarily indicative of the results of the future operations of the combined organization or the actual results that would have occurred if the proposed Merger or the proposed acquisitions of Peoples and TODAY'S had been consummated prior to the periods indicated.

                                                                   MBI/First       MBI/First       MBI/All         MBI/
                                                     First         Financial       Financial      Entities      All Entities
                                         MBI       Financial       Pro Forma       Pro Forma      Pro Forma      Pro Forma
                                      Reported      Reported      Combined <F1>  Equivalent <F2>  Combined <F3> Equivalent <F2>
                                     ---------      --------      -------------  ---------------  ------------- ---------------
Book Value per Share:
  June 30, 1996                        $ 25.64       $135.76          $25.64        $110.16         $25.65        $110.20
  December 31, 1995                      26.04        136.48           26.04         111.88          26.05         119.92

Cash Dividends Declared per Share:
  Six Months ended June 30, 1996       $   .82       $  2.50          $  .82        $  3.52         $  .82        $  3.52
  Year ended December 31, 1995            1.32         11.00            1.32           5.67           1.32           5.67

Earnings per Share:
  Six Months ended June 30, 1996       $  1.10       $  6.84          $ 1.10        $  4.73         $  .99        $  4.25
  Year ended December 31, 1995            3.74         12.97            3.75          16.11           3.63          15.60

Market Price per Share:
  At July 9, 1996 <F4>                 $45.000       $   n/a             n/a            n/a            n/a            n/a
  At --------, 1996 <F4>                                 n/a             n/a            n/a            n/a            n/a

- --------------------

<F1>  Includes the effect of pro forma adjustments for First Financial, as appropriate.  See "PRO FORMA FINANCIAL
      INFORMATION - Notes to Pro Forma Combined Consolidated Financial Statements."

<F2>  Based on the pro forma combined per share amounts multiplied by 4.2963, the Stock Distribution.  Further explanation of the assumptions used in the preparation of the pro forma combined consolidated financial statements is included in the notes to pro forma financial statements.  See "PRO FORMA FINANCIAL INFORMATION - Notes to Pro Forma
      Combined Consolidated Financial Statements."

<F3>  Includes the effect of pro forma adjustments for First Financial, Peoples and TODAY'S, as appropriate.  See "PRO
      FORMA FINANCIAL INFORMATION - Notes to Pro Forma Combined Consolidated Financial Statements."

<F4>  The market price per share of MBI Common Stock was determined as of July 9, 1996, the last trading day preceding the public announcement of the proposed Merger and as of the latest available date prior to the filing of the Proxy
      Statement/Prospectus, based on the last sale price as reported on the NYSE Composite Tape.  There are no publicly available quotations of First Financial Common Stock.


PRO FORMA COMBINED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

          The following unaudited pro forma combined consolidated balance sheet gives effect to the proposed Merger and the proposed acquisitions of Peoples and TODAY'S as if each of the acquisitions were consummated on June 30, 1996.

          The following pro forma combined consolidated income statements for the six months ended June 30, 1996 and the year ended December 31, 1995 set forth the results of operations of MBI combined with the results of operations of First Financial, Peoples and TODAY'S as if the proposed Merger and the proposed acquisitions of Peoples and TODAY'S had occurred as of the first day of the period presented.

          The unaudited pro forma combined consolidated financial statements should be read in conjunction with the accompanying Notes to the Pro Forma Combined Consolidated Financial Statements and with the historical financial statements of MBI and First Financial. These pro forma combined consolidated financial statements may not be indicative of the results of operations that actually would have occurred if the proposed acquisitions had been consummated on the dates assumed above or of the results of operations that may be achieved in the future.

                                               MERCANTILE BANCORPORATION INC.
                                      PRO FORMA COMBINED CONSOLIDATED BALANCE SHEET
                                                     JUNE 30, 1996
                                                      (THOUSANDS)
                                                      (UNAUDITED)


                                                                       MBI, First
                                                                       Financial                                       All Entities
                                                                       Pro Forma                          Peoples,       Pro Forma
                                            First     First Financial   Combined                          TODAY'S         Combined
                             MBI <F1>     Financial  Adjustments<F2>  Consolidated   Peoples  TODAY'S  Adjustments<F2>  Consolidated
                           -----------    ---------  ---------------- ------------   -------  -------  ---------------  ------------
ASSETS
 Cash and due from banks  $    840,848      $3,845   $  (11,516)<F3>  $   829,842   $   3,179  $ 15,435 $  (14,507)<F3> $   747,570
                                                         (3,335)<F4>                                       (52,379)<F3>
                                                                                                           (34,000)<F8>

 Due from banks-interest
   bearing                      64,857          --                         64,857          29       338                      65,224
 Federal funds sold and
   repurchase agreements       209,502         150                        209,652          --     9,980                     219,632
 Investments in debt and
   equity securities
     Trading                       255          --                            255          --        --                         255
     Available-for-sale      4,428,289      33,101                      4,461,390      36,076    75,070                   4,572,536

     Held to maturity               --          --                             --          --    27,640                      27,640
                          ------------   ---------   ----------       -----------   ---------  -------- ----------      -----------
       Total                 4,428,544      33,101           --         4,461,645      36,076   102,710         --        4,600,431

 Loans and leases           11,947,615      47,521                     11,995,136      51,900   360,390                  12,407,426
 Reserve for possible
   loan losses                (205,687)       (660)                      (206,347)       (717)   (3,538)                   (210,602)
                          ------------   ---------   ----------       -----------   ---------  -------- ----------      -----------
   Net Loans and Leases     11,741,928      46,861           --        11,788,789      51,183   356,852         --       12,196,824

 Other assets                  752,150       3,551       10,443 <F4>      760,238       3,916    24,223      8,074 <F6>     834,164
                                                        (10,443)<F5>                                        (8,074)<F7>
                                                          4,537 <F10>                                        6,392 <F10>
                                                                                                            47,867 <F8>
                                                                                                           (47,867)<F9>
                                                                                                            39,395 <F10>

                          ------------   ---------   ----------       -----------   ---------  -------- ----------      -----------
Total Assets              $ 18,037,829   $  87,508   $  (10,314)      $18,115,023   $  94,383  $509,538 $  (55,099)     $18,663,845
                          ============   =========   ==========       ===========   =========  ======== ==========      ===========

See notes to pro forma combined consolidated financial statements.

                                            MERCANTILE BANCORPORATION INC.
                                     PRO FORMA COMBINED CONSOLIDATED BALANCE SHEET
                                                     JUNE 30, 1996
                                                      (THOUSANDS)
                                                      (UNAUDITED)

                                                                      MBI, First
                                                                      Financial                                         All Entities
                                                                      Pro Forma                            Peoples,       Pro Forma
                                           First    First Financial    Combined                            TODAY'S        Combined
                            MBI <F1>     Financial  Adjustments<F2>  Consolidated    Peoples   TODAY'S  Adjustments<F2> Consolidated
                         -------------   ---------  ---------------  ------------    -------    ------- --------------- ------------
LIABILITIES
 Deposits
   Non-interest bearing  $   2,567,425   $   7,494                    $ 2,574,919   $   9,342    $43,788                $ 2,628,049
   Interest Bearing         11,668,483      68,211                     11,736,694      64,897    393,871                 12,195,462
   Foreign                      97,362          --                         97,362          --                                97,362
                         -------------   ---------   ---------        -----------   ---------   --------  ---------     -----------
     Total Deposits         14,333,270      75,705          --         14,408,975      74,239    437,659         --      14,920,873
 Federal funds purchased
   and repurchase
   agreements                1,108,416         720                      1,109,136      11,590      9,022                  1,129,748
 Other borrowings              750,326          --                        750,326          --     11,397                    761,723
 Other liabilities             239,012         640                        239,652         480      3,593                    243,725
                         -------------   ---------   ---------        -----------   ---------   --------  ---------     -----------

     Total Liabilities      16,431,024      77,605          --         16,508,089      86,309    461,671         --      17,056,069


SHAREHOLDERS' EQUITY
 Preferred stock                    --          --                             --          --         --                         --

 Common stock                  316,394           8          (8)<F5>       316,394       2,250     13,756     (2,250)<F7>    316,394
                                                                                                            (13,756)<F9>

 Capital surplus               233,725         771         129 <F4>       233,854       2,250      6,461        (41)<F6>    234,696
                                                          (771)<F5>                                          (2,250)<F7>
                                                                                                                883 <F8>
                                                                                                             (6,461)<F9>

 Retained earnings           1,083,683       9,664      (9,664)<F5>     1,083,683       3,574     27,650     (3,574)<F7>  1,083,683
                                                                                                            (27,650)<F9>

 Treasury stock                (26,997)         --     (11,516)<F3>       (26,997)         --         --    (14,507)<F3>    (26,997)
                                                        11,516 <F4>                                          14,507 <F6>
                                                                                                            (52,379)<F3>
                                                                                                             52,379 <F8>

                         -------------   ---------   ---------        -----------   ---------   --------  ---------     -----------

     Total Shareholders'
       Equity                1,606,805      10,443     (10,314)         1,606,934       8,074     47,867    (55,099)      1,607,776
                         -------------   ---------   ---------        -----------   ---------   --------  ---------     -----------

     Total Liabilities
       and Shareholders'
       Equity            $  18,037,829   $  87,508   $ (10,314)       $18,115,023   $  94,383   $509,538  $ (55,099)    $18,663,845
                         =============   =========   =========        ===========   =========   ========  =========     ===========


See notes to pro forma combined consolidated financial statements.

                                            MERCANTILE BANCORPORATION INC.
                                   PRO FORMA COMBINED CONSOLIDATED INCOME STATEMENT
                                       FOR THE SIX MONTHS ENDED JUNE 30, 1996
                                         (THOUSANDS EXCEPT PER SHARE DATA)
                                                   (UNAUDITED)


                                                                       MBI, First
                                                                       Financial                                        All Entities
                                                                       Pro Forma                           Peoples,       Pro Forma
                                           First    First Financial     Combined                           TODAY'S        Combined
                            MBI <F1>     Financial  Adjustments<F2>   Consolidated  Peoples     TODAY'S Adjustments<F2> Consolidated
                         -------------   ---------  ---------------   ------------  --------    ------- --------------  ------------
Interest Income          $   655,572     $   3,228      $  (371)      $   658,429   $ 3,580     $ 19,395  $    (363)    $   678,882
                                                                                                             (2,159)
Interest Expense             309,114         1,429                        310,543     1,839        9,792                    322,174
                         -----------     ---------      -------       -----------   -------     --------  ---------     -----------

 Net Interest Income         346,458         1,799         (371)          347,886     1,741        9,603     (2,522)        356,708
Provision for Possible
  Loan Losses                 43,806            12                         43,818        --          560      2,300          46,678
                         -----------     ---------      -------       -----------   -------     --------  ---------     -----------

 Net Interest Income
   after Provision for
   Possible Loan Losses      302,652         1,787         (371)          304,068     1,741        9,043     (4,822)        310,030
Other Income
 Trust                        40,103            --                         40,103        --          915                     41,018
 Service charges              39,177           144                         39,321       210          869                     40,400
 Credit card fees              9,579            --                          9,579        --           --                      9,579
 Securities gains
   (losses)                   (2,858)           --                         (2,858)       --            6                     (2,852)
 Other                        51,440            71                         51,511       167          609                     52,287
                         -----------     ---------      -------       -----------   -------     --------  ---------     -----------

   Total Other Income        137,441           215           --           137,656       377        2,399         --         140,432
Other Expense
 Salaries and employee
   benefits                  157,992           766                        158,758       589        3,750                    163,097
 Net occupancy and
   equipment                  43,073            84                         43,157       191        1,351                     44,699
 Other                       125,029           348          151           125,528       500        2,384        213         137,638
                                                                                                              1,313
                                                                                                              7,700
                         -----------     ---------      -------       -----------   -------     --------  ---------     -----------

  Total Other Expense        326,094         1,198          151           327,443     1,280        7,485      9,226         345,434
                         -----------     ---------      -------       -----------   -------     --------  ---------     -----------

   Income Before Income
     Taxes                   113,999           804         (522)          114,281       838        3,957    (14,048)        105,028
Income Taxes                  44,358           278         (134)           44,502       290        1,391       (131)         42,137
                                                                                                             (3,915)
                         -----------     ---------      -------       -----------   -------     --------  ---------     -----------

   Net Income            $    69,641     $     526      $  (388)      $    69,779   $   548     $  2,566  $ (10,002)    $    62,891
                         ===========     =========      =======       ===========   =======     ========  =========     ===========

Per Share Data
 Average Common Shares
   Outstanding            62,916,388        76,927                     62,916,388                                        62,916,388

 Net Income              $      1.10     $    6.84                    $      1.10                                       $      0.99

See notes to pro forma combined consolidated financial statements.

                                               MERCANTILE BANCORPORATION INC.
                                      PRO FORMA COMBINED CONSOLIDATED INCOME STATEMENT
                                            FOR THE YEAR ENDED DECEMBER 31, 1995
                                              (THOUSANDS EXCEPT PER SHARE DATA)
                                                         (UNAUDITED)

                                                                       MBI, First
                                                                        Financial                                       All Entities
                                                                       Pro Forma                           Peoples,       Pro Forma
                                           First    First Financial    Combined                            TODAY'S        Combined
                            MBI <F1>     Financial  Adjustments<F2>  Consolidated    Peoples   TODAY'S  Adjustments<F2> Consolidated
                         -------------   ---------  ---------------  ------------   --------   ------- ---------------  ------------
Interest Income          $ 1,293,944     $   6,103      $  (743)      $ 1,299,304   $ 7,086     $ 39,180  $    (725)    $ 1,340,527
                                                                                                             (4,318)
Interest Expense             620,534         2,693                        623,227     3,517       19,775                    646,519
                         -----------     ---------      -------       -----------   -------     --------  ---------     -----------

 Net Interest Income         673,410         3,410         (743)          676,077     3,569       19,405     (5,043)        694,008
Provision for Possible
  Loan Losses                 36,530            --                         36,530        45          960      2,300          39,835
                         -----------     ---------      -------       -----------   -------     --------  ---------     -----------

 Net Interest Income
   after Provision for
   Possible Loan Losses      636,880         3,410         (743)          639,547     3,524       18,445     (7,343)        654,173
Other Income
 Trust                        70,751            --                         70,751        --        1,624                     72,375
 Service charges              75,408           264                         75,672       452        1,655                     77,779
 Credit card fees             19,690            --                         19,690        --           --                     19,690
 Securities gains
   (losses)                    4,042           (37)                         4,005       (14)          62                      4,053
 Other                       103,762           484                        104,246       143        1,640                    106,029
                         -----------     ---------      -------       -----------   -------     --------  ---------     -----------

   Total Other Income        273,653           711           --           274,364       581        4,981         --         279,926
Other Expense
 Salaries and employee
   benefits                  298,625         1,569                        300,194     1,148        7,318                    308,660
 Net occupancy and
   equipment                  82,674           191                         82,865       576        3,863                     87,304
 Other                       172,449           933          302           173,684       590        4,779        426         189,805
                                                                                                              2,626
                                                                                                              7,700
                         -----------     ---------      -------       -----------   -------     --------  ---------     -----------

  Total Other Expense        553,748         2,693          302           556,743     2,314       15,960     10,752         585,769
                         -----------     ---------      -------       -----------   -------     --------  ---------     -----------

   Income Before Income
     Taxes                   356,785         1,428       (1,045)          357,168     1,791        7,466    (18,095)        348,330
Income Taxes                 124,109           430         (267)          124,272       628        2,587       (261)        122,534
                                                                                                             (4,692)
                         -----------     ---------      -------       -----------   -------     --------  ---------     -----------

   Net Income            $   232,676     $     998      $  (778)      $   232,896   $ 1,163     $  4,879  $ (13,142)    $   225,796
                         ===========     =========      =======       ===========   =======     ========  =========     ===========

Per Share Data
 Average Common Shares
   Outstanding            61,883,723        76,927                     61,883,723                                        61,883,723

 Net Income              $      3.74     $   12.97                   $       3.75                                       $      3.63

See notes to pro forma combined consolidated financial statements.

[FN]

                 MERCANTILE BANCORPORATION INC.
  NOTES TO PRO FORMA COMBINED CONSOLIDATED FINANCIAL STATEMENTS

<F1>  Represents MBI restated historical consolidated financial statements reflecting the acquisition of Hawkeye, effective January 2, 1996. Such acquisition was accounted for as a pooling-of-interests. The acquisition of Sterling was also accounted for as a pooling-of-interests; however, due to the immateriality of the financial condition and results of operations of Sterling to that of MBI, MBI did not restate its historical financial statements to reflect the acquisition of Sterling. Sterling, along with Conway and Metro, is included in these pro forma financial statements only from its acquisition date forward. The full impact of these acquisitions is immaterial to the pro forma combined financial statements.

<F2>  The acquisitions of First Financial, Peoples and TODAY'S will be accounted for as purchase transactions. Purchase price adjustments offset each other or are immaterial. Included herein are the amortization of goodwill over a 15-year period (see footnote 10 below) and the lost interest income on the cash consideration (for First Financial and TODAY'S) and stock buybacks. Also included for TODAY'S is $10,000,000 that MBI expects to record upon closing to conform TODAY'S accounting and credit policies to those of MBI, which consists of $2,300,000 in provision for loan losses and $7,700,000 in other expenses. Goodwill is considered non-deductible and a lower tax rate is used on the conforming charges since some portion of those will be non-deductible. The balance sheet impact of goodwill amortization, lost interest income and the conforming charges is ignored due to immateriality. First Financial's divestiture of its ownership interest in West Pointe is not expected to have a material impact on the pro forma financial statements.

<F3>  In connection with the proposed acquisitions, MBI may
      repurchase up to 1,761,849 shares of MBI Common Stock in the open market. Assumed average price is $44.50 per share.

<F4>  Purchase entry of First Financial with assumed consideration of 258,783 reissued treasury shares at $45.00 per share, plus $3,335,000 in cash. The closing price for MBI Common Stock on July 9, 1996 (the last trading day preceding the public announcement of the Merger) was $45.00.

<F5>  Elimination of MBI's investment in First Financial.

<F6>  Purchase entry of Peoples with assumed consideration of
      $14,466,000, consisting of 326,000 reissued treasury shares at $44.375 per share, the closing price for MBI Common Stock on December 19, 1995 (the date of the execution of the definitive reorganization agreement between MBI and Peoples).

<F7>  Elimination of MBI's investment in Peoples.

<F8>  Purchase entry of TODAY'S with assumed consideration of
      1,177,066 reissued treasury shares at $45.25 per share, plus $34,000,000 in cash. The closing price for MBI Common Stock on March 19, 1996 (the last trading day preceding the public announcement of the merger between MBI and TODAY'S) was $45.25.

<F9>  Elimination of MBI's investment in TODAY'S.

<F10> The pro forma excess of cost over fair value of net assets acquired was $4,537,000, $6,392,000 and $39,395,000 as of June
      30, 1996 for First Financial, Peoples and TODAY'S, respectively.

              INFORMATION REGARDING FIRST FINANCIAL
              -------------------------------------

BUSINESS

          GENERAL. First Financial was organized in May 1988 and is registered with the Federal Reserve Board as a one-bank holding company under the BHCA. First Financial currently owns all of the issued and outstanding shares of capital stock of The First National Bank of Salem, a national banking association, located in Salem, Missouri. First National was founded in 1905 and operates two facilities in Salem, Missouri. First National owns all of the issued and outstanding shares of the common stock of Financial Ideas, Inc., a Missouri corporation engaged in securities and insurance sales, and First Financial Insurance Agency, Inc. (f/k/a Central Ozark Insurance Agency), a Missouri corporation which has no significant assets and presently engages in no business. First Financial also owns 4.9% of the Common Stock of West Pointe Bank and Trust Company, which stock will be divested prior to the Effective Time as described above under " - Divestiture of West Pointe Stock." As of June 30, 1996, First Financial, on a consolidated basis, had assets of $87.5 million, deposits of $75.7 million, net loans of $46.9 million and shareholders' equity of $10.4 million.

          First National is a full-service community bank that provides a range of banking services to customers who are primarily individuals and small businesses in Dent County, Missouri. First National accepts demand, savings and time deposits and repurchase agreements, makes commercial, agricultural, real estate and consumer loans, purchases loans from other lenders outside First National's immediate trade area and provides other customary commercial banking services. Such activities are highly competitive and the communities in which First National provides services are also served by other financial institutions. Competition among the financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans, other credit and service charges, the convenience of banking facilities and the quality of services rendered. First National has successfully competed in its marketplace by providing superior service to its customers. Additional competition for depositors' funds may come from a variety of sources, including United States Government securities, private issues of debt obligations, mutual funds and suppliers of other investment alternatives.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

          The following is an analysis of the consolidated financial condition and results of operations of First Financial as of and for the six months ended June 30, 1996 and 1995 and for the years ended December 31, 1995, 1994 and 1993. The analysis should be read in conjunction with the consolidated financial statements, notes to consolidated financial statements, and financial data of First Financial presented elsewhere is this Proxy Statement/Prospectus.

June 30, 1996 and 1995

RESULTS OF OPERATIONS

          NET INCOME. Net income for the six months ended June 30, 1996 was $526,184, or $6.84 per share, compared to $364,873, or
$4.74 per share, in 1995. This represents an increase of $161,311, or 44.2%, and was due primarily to an improvement in net interest income of $125,710 and a decrease in noninterest expense of $160,835. These gains were offset by a reduction of other income of $8,454 and an increase in the provision for income taxes of $116,780.

          NET INTEREST INCOME.  Net interest income increased
$125,710, or 7.6%, in the first six months of 1996, compared to the same period in 1995. This improvement is the result of an increase of

$272,359 in interest revenue, offset by increases of $134,649 in interest expense, and $12,000 in the provision for loan losses.
The improvement in interest revenue resulted from an increase of $2.9 million in loan volume in 1996, compared to 1995, and, to a lesser extent, from a small increase in the average rate earned on loans. The increase in interest expense of $134,649 results from an increase of $6.8 million in interest bearing deposit products in 1996, compared to 1995. The increase in deposits primarily results from First National's success in attracting deposits by offering free checking and attractive deposit rates. Also, First National has attracted several large depositors.

          PROVISION FOR LOAN LOSSES. The provision for loan losses was $12,000 for the six months ended June 30, 1996, compared with $0 in the same period in 1995. No provision was necessary in 1995 because the recorded reserve was adequate based on First National's loan loss reserve calculation. During this same period, the level of classified loans for which a reserve was needed stabilized. In 1996, a provision for loan losses of $2,000 per month will be recognized as First National continues to grow its loan portfolio. Management reviews the adequacy of the loan loss reserve quarterly and provides a reserve sufficient to absorb known and unknown losses inherent in existing loans and commitments to extend credit.

          NONINTEREST INCOME. Noninterest income decreased $8,454 to $215,358 for the six months ended June 30, 1996, compared to $223,812 for the same period in 1995. In 1995, noninterest income included approximately $91,000 for insurance commissions earned by an insurance subsidiary of First National and losses on the sale of securities of $69,000. The insurance subsidiary was sold on December 31, 1995. There were no comparable insurance commissions or losses on the sale of securities in 1996. Other changes in noninterest income between the two periods are not significant.

          NONINTEREST EXPENSE. Noninterest expense decreased $160,835, or 11.8%, to $1,198,362 for the six months ended June 30, 1996, from $1,359,197 in 1995. The primary causes of this decline were decreases of $82,000 of premiums paid to the Bank Insurance Fund (the "BIF"), $79,000 less in operating expenses for an insurance subsidiary that was sold in 1995 and $26,000 less in equipment depreciation.

          INCOME TAXES. Income tax expense increased $117,000 for the six months ended June 30, 1996, compared to 1995 due to increased taxable income.

December 31, 1995, 1994 and 1993

RESULTS OF OPERATIONS

          NET INCOME. Net income for the year ended December 31, 1995 was $998,102, or $12.97 per share, compared to $1,060,852, or
$13.79 per share in 1994. The decline of $62,750, or 5.9%, was due to increases of $71,702 in net interest income and $18,713 in other income, offset by increases of $129,282 in noninterest expense and $23,883 in the provision for income taxes.

          Net income for the year ended December 31, 1994 was $1,060,852, or $13.79 per share, compared to $1,116,741, or $14.53 per share, for same period in 1993. This represents a decrease of $55,889, or 5.0%. The primary reason for the decline was a decrease in net interest income of $80,494 and increases in noninterest expense of $100,077 and provision for income taxes of $97,603. These declines were offset by an increase in noninterest income of $162,285 and a reduction in the provision for loans losses of $60,000.

          The following are analyses and comments regarding net interest income, noninterest income and expense and income taxes for the years ended December 31, 1995, 1994 and 1993. These comparisons and financial schedules provide additional details of the changes in net income and include a discussion of the changes between these periods.

     NET INTEREST INCOME. The following schedule provides a summary of net income, average balances and the related interest rates/yields for the past three years. Impaired/nonaccrual loans are included in interest-earning assets. Interest income on these loans is recorded as received. Investment securities include U.S. Treasury, agency and municipal securities, as well as the equity of West Pointe Common Stock. The average balance of these shares was approximately $415,000 in 1995 and $396,000 in 1994 and 1993.

     Interest-earning assets includes tax exempt investments and the related income is presented on a tax-equivalent basis assuming a tax rate of 34%. The amount of the tax-equivalent adjustment was $93,000, $123,000 and $123,000 for the years ended December 31, 1995, 1994, and 1993, respectively.

                                                                            DECEMBER 31
                                      ------------------------------------------------------------------------------------------
                                                  1995                          1994                           1993
                                      ---------------------------   ----------------------------    ----------------------------
                                                          AVERAGE                        AVERAGE                         AVERAGE
                                                INTEREST   YIELD/              INTEREST   YIELD/                INTEREST  YIELD/
                                      AVERAGE   INCOME/     RATE    AVERAGE    INCOME/     RATE     AVERAGE     INCOME/    RATE
                                      BALANCE   EXPENSE     PAID    BALANCE    EXPENSE     PAID     BALANCE     EXPENSE    PAID
                                      -------   --------  -------   -------    --------  -------    -------     -------- -------
                                                                               (in thousands)

Interest-earning assets:
 Loans                                $44,612   $4,154      9.31%   $38,260    $3,238      8.46%    $35,647     $3,192     8.95%
 Investment securities                 26,728    1,668      6.24     31,650     1,765      5.58      32,293      1,883     5.83
 Nontaxable securities                  3,390      273      8.07      4,168       361      8.67       3,821        362     9.48
 Federal funds sold                     1,540      102      6.62      1,334        61      4.57       1,091         64     5.87
                                      -------   ------     -----    -------    ------     -----     -------     ------    -----
   Total interest-earning assets       76,270    6,197      8.13     75,412     5,425      7.19      72,852      5,501     7.55

Noninterest-earning assets:
 Cash and due from banks                2,006                         2,376                           2,523
 Premise and equipment                  2,025                         1,592                           1,446
 Other assets                           1,288                         1,276                           1,549
 Allowance for loan losses, etc.         (665)                         (670)                           (684)
                                      -------                       -------                         -------
   Total assets                       $80,924                       $79,986                         $77,686
                                      =======                       =======                         =======

Interest-bearing liabilities:
 Demand deposits                      $13,706   $  421      3.07%   $12,845    $  273      2.13%    $12,304     $  324     2.63%
 Savings                                6,960      172      2.47      7,475       185      2.47       7,479        178     2.38
 Money market                           4,875      144      2.95      6,734       171      2.54       6,703        185     2.76
 Time                                  37,545    1,956      5.21     33,732     1,334      3.95      33,156      1,272     3.84
                                      -------   ------     -----    -------    ------     -----     -------     ------    -----
   Total interest-bearing liabilities  63,086    2,693      4.27     60,786     1,963      3.23      59,642      1,959     3.28

Noninterest-bearing liabilities:
 Demand deposits                        7,380                         8,904                           7,341
 Other liabilities                        642                           623                             631
                                      -------                       -------                         -------
   Total liabilities                   71,108                        70,313                          67,614
 Shareholders' equity                   9,816                         9,673                          10,072
                                      -------                       -------                         -------
   Total liabilities and
   shareholders' equity               $80,924                       $79,986                         $77,686
                                      =======                       =======                         =======

Net interest income                             $3,504                         $3,462                           $3,542
                                                ======                         ======                           ======
Net Interest spread                                         3.86%                          3.96%                           4.27%
                                                           =====                          =====                           =====
Net interest margin                                         4.59%                          4.61%                           4.83%
                                                           =====                          =====                           =====


          Net interest income improved $71,702 for the year ended December 31, 1995, compared with the same period in 1994. This is the net result of an improvement in interest income of $801,481, offset by an increase of $729,779 in interest expense. Interest income on loans increased $915,976, which was primarily due to an increase of $6.4 million in average loans outstanding and an increase in the average rate on loans from 8.46% in 1994 to 9.31% in 1995.

          Traditionally, First National's loan-to-deposit ratio has been approximately 50%, compared to the peer group ratio of 70%.
In an attempt to increase the loan-to-deposit ratio and induce new loan relationships, the bank offered loans at rates slightly below market during 1994 and 1995. This strategy attracted additional loans; however, it also caused a decline in net interest spread from 1993 through 1995. First National also purchased $2.1 million of new loans from West Pointe in an attempt to increase total loans and the net interest margin as funds were shifted from lower interest-earning assets, such as investment securities, to loans.

          During the same period, interest earned on investment securities decreased $155,609 in 1995, compared with the same period in 1994. This was caused by a decrease of approximately $5.7 million in the average investment principal outstanding, which was used to fund loan growth.

          Almost all gains in interest revenue were offset by an increase in interest expense of $729,779, or 37.2%, to $2,692,993 in 1995, compared with $1,963,214 in 1994. The increase is attributable to a 104-basis-point increase in the average rate paid on deposits from 3.23% in 1994 to 4.27% in 1995 as First National responded to an increasing interest rate environment. First National generally offered market rates on its deposit products; however, it sometimes paid above market rates to attract large public funds and corporate deposits. At the same time, First National attracted deposits from other local financial institutions that were paying below market rates.

          Net interest income decreased during the year ended December 31, 1994 by $80,494, or 2.4%, compared to the same period in 1993. The primary reason for this decline was a 35-basis-point reduction in interest earned on interest-earning assets from 7.38% in 1993 to 7.03% in 1994. This decline was partially offset as the average loan volume increased approximately $2.6 million as First National responded to increased customer loan demand.

          Net interest income is affected by the volume and rate of both interest-earning assets and interest-bearing liabilities. The following table shows the effect that changes in average volume and rates have on net interest income. Nonperforming loans are included in the table:

                                                  1995 COMPARED TO                    1994 COMPARED TO
                                                   1994 INCREASE                        1993 INCREASE
                                                 (DECREASE) DUE TO                    (DECREASE) DUE TO
                                           -----------------------------       -------------------------------
                                           VOLUME      RATE     COMBINED       VOLUME      RATE       COMBINED
                                           ------      ----     --------       ------      ----       --------
                                                                       (in thousands)

Interest earning assets:
 Loans                                     $ 591       $ 325     $ 916         $ 221       $(176)      $  45
 Taxable securities                         (309)        211       (98)          (36)        (83)       (119)
 Nontaxable securities                       (41)        (17)      (58)           20         (19)          1
 Federal funds sold                           14          27        41            11         (14)         (3)
                                           -----       -----     -----         -----       -----       -----
    Total interest-earning assets            255         546       801           216        (292)        (76)
                                           -----       -----     -----         -----       -----       -----

Interest paid on:
 Demand deposits                              26         122       148            11         (62)        (51)
 Savings                                     (13)         --       (13)           --           7           7
 Money market                                (55)         27       (28)            1         (15)        (14)
 Time                                        199         423       622            22          40          62
                                           -----       -----     -----         -----       -----       -----
    Total interest-bearing liabilities       157         572       729            34         (30)          4
                                           -----       -----     -----         -----       -----       -----
    Net interest income                    $  98       $ (26)    $  72         $ 182       $(262)      $ (80)
                                           =====       =====     =====         =====       =====       =====


          PROVISION FOR LOAN LOSSES.   The provision for loan
losses results in an allowance against which loan losses are charged as those losses become evident. Management evaluates the appropriate level of the allowance on a quarterly basis. The analysis takes into consideration the results of internal loan reviews, current and past delinquency statistics, economic trends and conditions, concentrations of credit and specific identification of potentially impaired loans. A specific portion of the allowance is allocated to those loans which appear to represent a higher than normal exposure to credit risk. In addition, estimates are made for potential unknown losses inherent in the loan portfolio. No provision for loan losses was recorded in 1994 or 1995 as the recorded reserve was adequate based on First National's loan loss reserve calculation. This is further evidenced by the relatively low and historical level of loan charge-offs. The loan loss reserve was allocated as follows as of December 31:

                              1995                1994                1993                1992               1991
                      ------------------- ------------------- ------------------- ------------------- -------------------
                                  PERCENT             PERCENT             PERCENT             PERCENT             PERCENT
                                 OF LOANS            OF LOANS            OF LOANS            OF LOANS            OF LOANS
                      ALLOCATED  TO TOTAL ALLOCATED  TO TOTAL ALLOCATED  TO TOTAL ALLOCATED  TO TOTAL ALLOCATED  TO TOTAL
                       RESERVE     LOANS   RESERVE     LOANS   RESERVE     LOANS   RESERVE     LOANS   RESERVE     LOANS
                       -------     -----   -------     -----   -------     -----   -------     -----   -------     -----
                                                                 (in thousands)
Real Estate             $ 192      44.86%   $ 185      40.04%   $ 109      41.13%   $ 114      44.19%   $ 123      46.95%
Commercial                143      33.41%     151      32.68%      56      21.13%      41      15.89%      39      14.89%
Consumer                   93      21.73%     126      27.28%     100      37.74%     103      39.92%     100      38.16%
Unallocated               219          --     203          --     394          --     355          --     301          --
                        -----     -------   -----     -------   -----     -------   -----     -------   -----     -------
    Total               $ 647     100.00%   $ 665     100.00%   $ 659     100.00%   $ 613     100.00%   $ 563     100.00%
                        =====     =======   =====     =======   =====     =======   =====     =======   =====     =======

          The adequacy of the allowance for loan losses, based on management's determination, and the related loan charge-offs and recoveries and provisions for loan losses were as follows:


                                                     DECEMBER 31
                                      ----------------------------------------
                                        1995             1994           1993
                                      --------         --------       --------

 Balance, beginning of year           $664,954         $658,698       $613,448
 Provision charged to operations            --               --         60,000
 Loans charged-off                     (34,214)         (15,010)       (25,910)
 Recoveries                             15,836           21,266         11,160
                                      --------         --------       --------
    Balance, end of year              $646,576         $664,954       $658,698
                                      ========         ========       ========

          NONINTEREST INCOME.  The following table shows First
Financial's noninterest income for the years ended December 31, 1995, 1994 and 1993, and the corresponding changes between the years:

                                                            DECEMBER 31                        CHANGE
                                                ----------------------------------      ----------------------

                                                  1995         1994         1993        1995/1994    1994/1993
                                                --------     --------     --------      ---------    ---------

 Service fees                                   $264,210     $293,949     $293,754      $(29,739)        $195
 Gain (loss) on sale of securities               (36,893)      91,544           --      (128,447)      91,554
 Income of unconsolidated subsidiary              48,842       57,193           --        (8,351)      57,193
 Insurance commissions                           176,357      190,730      172,577       (14,373)      18,153
 Gain on disposition of insurance subsidiary     174,672           --           --       174,672           --
 Other                                            83,980       59,029       63,839        24,951       (4,810)
                                                --------     --------     --------      --------     --------
      Total noninterest income                  $711,168     $692,455     $530,170       $18,713     $162,285
                                                ========     ========     ========      ========     ========


          In 1995, 1994 and 1993, First National had a 100% ownership in a subsidiary, Central Ozark Insurance Agency, Inc. ("Central Ozark"), through which various types of insurance products were sold. The rights to sell insurance were sold on December 31, 1995 and a pre-tax gain of $174,672 was recognized. Income from continuing operations for Central Ozark totaled $10,833, 16,346 and 12,902 for each of the years ended December 31, 1995, 1994 and 1993.

          In 1995, First National recognized a loss of $36,893 on the sale of investment securities, compared to a gain of $91,554 in 1994. Most of the gain in 1994 resulted from the sale of stock held by First Financial in another local financial institution. First Financial had written down the investment of such stock to $100 in prior years due to the uncertainty of any future value. First Financial sold the investment securities to reposition itself to earn a higher yield on other interest-earning assets.

          NONINTEREST EXPENSE.   The following table shows First
Financial's noninterest expense for the years ended December 31, 1995, 1994 and 1993 and the corresponding changes between the years:

                                                      YEAR ENDED DECEMBER 31                   CHANGE
                                              ------------------------------------      ---------------------

                                                 1995          1994        1993         1995/1994   1994/1993
                                              ----------   ----------   ----------      ---------   ---------

 Compensation and employee benefits           $1,568,971   $1,498,345   $1,488,314       $70,626      $10,031
 Occupancy expenses                              191,300      166,187      141,848        25,113       24,339
 FDIC assessment                                 109,564      181,940      182,321       (72,376)        (381)
 Equipment expense                               188,752      113,904       91,984        74,848       21,920
 Other expenses                                  635,785      604,714      560,546        31,071       44,168
                                              ----------   ----------   ----------      --------     --------
      Total noninterest expense               $2,694,372   $2,565,090   $2,465,013      $129,282     $100,077
                                              ==========   ==========   ==========      ========     ========


          Noninterest expense increased $129,282, or 5.0%, to $2,694,372 for the year ended December 31, 1995, compared to $2,565,090 in 1994. The increase was due largely to increases in compensation and equipment expenses, offset by a reduction in the FDIC assessment.

          The increase in compensation expense of $70,626, or 4.7%, between 1994 and 1995 results from normal annual compensation increases for First National's employees. First National traditionally experiences similar increases in this area. The small increase of $10,031 between 1993 and

1994 resulted from normal pay increases, offset by the reduction of personnel. First National also pays bonuses and makes a profit-sharing plan contribution to employees based on a formula where return on equity is a key factor.

          The increases in occupancy and equipment expenses during 1994 and 1995 were primarily due to increased depreciation and computer expenses related to the purchase of a new in-house computer system and a large remodeling project during the latter part of 1994.

          The reduction in the FDIC assessment from 1994 to 1995 relates to the reduction in assessment rates as determined by the FDIC when the BIF became fully funded in 1995.

          Noninterest expense increased $100,077, or 4.1%, to $2,565,090 for the year ended December 31, 1994, compared to $2,465,013 in 1993. This increase was generally in line with inflation and not due to any one individual factor.

          INCOME TAXES. First Financial files a consolidated federal income tax return with First National. First National makes federal income tax payments to First Financial based on taxable income First National would pay on a stand-alone basis. Deferred taxes are provided on certain transactions which are reported in different periods for financial reporting purposes than for income tax purposes. In 1993, First National adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109"), which required a change from the deferred method to the asset and liability method of accounting for income taxes. The cumulative effect of this change was to increase net income in 1993 by $135,882.

FINANCIAL CONDITION, CAPITAL RESOURCES AND LIQUIDITY

          LENDING ACTIVITY. A major source of First Financial's income is interest and fees on loans. The following table presents the composition of First Financial's loan portfolio at the end of each of the periods presented:

                                                             DECEMBER 31
                                   --------------------------------------------------------------
                                              1995                              1994
                                   --------------------------       -----------------------------
                                      AMOUNT          PERCENT          AMOUNT             PERCENT
                                   -----------        -------       -----------           -------

 Real Estate                       $23,217,660         49.01%       $19,143,827            46.20%
 Commercial                         12,508,152         26.40         11,032,249            26.61
 Installment                         6,800,843         14.36          6,699,894            16.16
 Agricultural                        4,040,927          8.53          4,019,837             9.66
 Construction                          805,090          1.70            570,582             1.37
                                   -----------        ------        -----------           ------
                                    47,372,672        100.00         41,466,389           100.00
 Allowance for loan losses            (646,576)           --           (664,954)              --
                                   -----------        ------        -----------           ------
    Loans, net                     $46,726,096        100.00%       $40,801,435           100.00%
                                   ===========        ======        ===========           ======

          The following table sets forth the remaining maturities, based on contractual maturity dates, for each of the categories of loans at December 31, 1995:

                                    ONE YEAR           ONE TO FIVE        OVER FIVE
                                    OR LESS               YEARS             YEARS             TOTAL
                                    --------           -----------        ---------        -----------

Real estate                       $ 2,184,646          $ 4,608,682       $16,424,332       $23,217,660
Commercial                          6,329,537            3,854,673         2,323,942        12,508,152
Installment                         3,205,583            3,401,291           193,969         6,800,843
Agricultural                        3,689,178              324,247            27,502         4,040,927
Construction                          637,720              167,370                --           805,090
                                  -----------          -----------       -----------       -----------
    Total Loans                   $16,046,664          $12,356,263       $18,969,745       $47,372,672
                                  ===========          ===========       ===========       ===========


          The following table indicates loans with fixed and adjustable rates which mature in greater than one year at December 31, 1995:

                                                       FLOATING OR
                                                       ADJUSTABLE
                                   FIXED RATES            RATES
                                   -----------         -----------

 Real Estate                       $  892,330         $20,140,684
 Commercial                         1,275,424           4,903,191
 Installment                        3,595,260                  --
 Agricultural                         351,749                  --
 Construction                         167,370                  --
                                   ----------         -----------
     Total Loans                   $6,282,133         $25,043,875
                                   ==========         ===========

          First Financial makes substantially all of its loans to customers located within First National's primary service area. First National periodically purchases loans from other financial institutions located outside of its primary service area, including loans purchased from West Pointe, located in Belleville, Illinois. Loans purchased from West Pointe and other financial institutions totaled $7.0 million, or 14.8%, of First National's loan portfolio, at December 31, 1995 and $5.2 million, or 12.6%, of First National's loan portfolio, at December 31, 1994. First National has no foreign loans or highly leveraged transaction loans, as defined by the Federal Reserve Board.

          The loan portfolio experienced an increase of $5.9, or 14.2%, from December 31, 1994 to December 31, 1995, primarily in real estate loans. Real estate loans increased $4.1 million, or 21.3%. The increase in real estate loans was attributable to an attempt to increase total loans and to earn a higher rate of return than was being earned on other interest-earning assets, such as Federal funds sold and investments.

          NONPERFORMING ASSETS. Nonperforming assets are defined as nonaccrual loans, loans delinquent ninety or more days and foreclosed assets. Impaired loans are loans which management has identified as having a higher potential for loss of a portion or all of contractual interest or principal due, or both. An impaired loan does not necessarily have to be on nonaccrual status. These assets do not necessarily represent future losses because underlying collateral can be sold and the financial condition of the borrowers may improve.

          The following table sets forth the amount of nonperforming assets at December 31, 1995 and 1994:

                                                      1995              1994
                                                   ----------        ---------

 Nonaccrual loans                                   $130,150          $149,069
 Loans contractually past due 90 days or more             --                --
                                                   ---------         ---------
     Total nonperforming loans                       130,150           149,069
 Foreclosed real estate held for sale                 15,275            15,275
                                                   ---------         ---------
     Total nonperforming assets                     $145,425          $164,344
                                                   =========         =========
 Nonperforming loans to total loans                     0.27%             .036%
 Nonperforming assets to total loans plus
 foreclosed assets held for sale                        0.31%             0.40%
 Nonperforming assets to total assets                   0.18%             0.21%

          Loans that are nonperforming or impaired are reviewed by management weekly. When the collection of interest is doubtful, loans are placed on nonaccrual status and the recognition of interest is stopped. Whenever management believes that a loan or portion thereof will not be collected, loan principal is charged off at the time the determination of uncollectability is made.

          Effective January 1, 1995, First Financial adopted Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan ("SFAS 114") and, Statement of Financial Accounting Standards No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures (an amendment to SFAS 114, "SFAS 118").

          SFAS 114 addresses the accounting by creditors for impairment of a loan by specifying how allowances for credit losses related to certain loans should be determined. The statement also addresses the accounting by creditors for all loans that are restructured in a troubled debt restructuring involving a modification of terms of a receivable. The statement does not specify how a creditor should identify loans that are to be evaluated for collectibility.

          Under SFAS 114, a creditor should evaluate the collectibility of both contractual interest and contractual principal when assessing the need for a loss accrual. To do this, the creditor will compute the net present value of all estimated future cash flows and provide a reserve to the extent that the recorded cost of principal exceeds the net present value of the
future estimated cash flows.   Alternatively, impairment can be
measured by reference to an observable market price, if one exists, or to the fair value of the collateral for a collateral-dependent loan. Regardless of the historical measurement used, SFAS 114 requires a creditor to measure impairment based on the fair values of collateral when foreclosure is probable.

          SFAS 118 addresses the accounting by creditors for an impairment of a loan and amends SFAS 114 by allowing creditors to use existing methods for recognizing interest income on impaired loans. The statement eliminates the provisions in SFAS 114 which describe how a creditor should report income on an impaired loan. SFAS 118 also amends the disclosure requirements in SFAS 114 by requiring information about the recorded investment in certain impaired loans and how a creditor recognized interest income related to those impaired loans.

          The following table summarizes information relating to impaired loans at December 31, 1995:

                                                                      RECORDED
                                                                     INVESTMENT
                                                                     ----------

 Impaired loans for which there is no need for a valuation
   allowance in accordance with SFAS 114 and 118                      $443,653
 Impaired loans for which there is a valuation allowance in
   accordance with SFAS 114 and 118                                         --
                                                                      --------
       Total impaired loans                                           $443,653
                                                                      ========
 Average impaired loans during 1995                                   $378,000
                                                                      ========

          First Financial's policy is to discontinue accruing interest on loans when principal or interest is due and remains unpaid for ninety days or more, unless the loan is well secured and in the process of collection. First Financial would have recorded additional interest income of approximately $14,000, $9,000 and $7,000 for 1995, 1994 and 1993, respectively, if contractual interest on these loans had been recognized.

          At December 31, 1995, 1994 and 1993, there were no significant commitments to lend additional funds to borrowers whose loans were considered nonperforming.

          The allowance for loan losses is based on factors that include the overall composition of the loan portfolio, class of loans, delinquency and charge-off experience, potential substandard and doubtful credits and other factors that need to be evaluated in estimating the potential loan losses inherent in the loan portfolio.

          The adequacy of the allowance for loan losses is reviewed on a quarterly basis. The allowance is based on factors including current and past delinquency statistics, economic trends and conditions, concentrations of credit and specific identification of potentially impaired loans through a systematic review of the loan portfolio. The results of these reviews are reported to the Board of Directors of First Financial quarterly.

          While there can be no assurance that the allowance for loan losses will be adequate to cover all losses, management believes that the allowance is sufficient to cover loan losses inherent in the loan portfolio. In addition, various regulatory agencies periodically review the adequacy of the allowance for loan losses as an integral part of their routine examinations.

          The following table summarizes, for the periods indicated, activity in the allowance for loan losses, including amounts of loans charged-off, amounts of recoveries and additions to the allowance and the ratio of net charge-offs to average loans outstanding:

                                                                1995                1994
                                                              --------            --------

 Allowance at beginning of period                             $664,954            $658,698
 Provision for loan losses charged to operations                    --                  --
                                                              --------            --------

   Commercial                                                       --                  --
   Real Estate                                                      --                  --
   Consumer                                                     34,214              15,010
                                                              --------            --------
   Total                                                        34,214              15,010
                                                              --------            --------
 Recoveries:
   Commercial                                                       --                  --
                                                              --------            --------
   Real Estate                                                   2,100               5,431
   Consumer                                                     13,736              15,835
                                                              --------            --------
   Total                                                        15,836              21,266
                                                              --------            --------
   Net loan recoveries (charge-offs)                           (18,378)              6,256
                                                              --------            --------
   Allowance for loan losses, end of period                   $646,576            $664,954
                                                              ========            ========
 Ratio of net charge-offs to average loan outstanding             0.04%               0.02%

          INVESTMENTS.  The following tables sets forth First
Financial's investment security portfolio at carrying value at the dates indicated:

                                                                            DECEMBER 31
                                                  ---------------------------------------------------------------
                                                              1995                               1994
                                                  ---------------------------        ----------------------------
                                                     AMOUNT           PERCENT          AMOUNT             PERCENT
                                                  -----------         -------        -----------          -------
Available-for-Sale:
U.S. government and federal agencies              $ 8,864,837          32.71%        $10,879,960           36.05%
Corporate securities                                  347,181           1.28             353,275            1.17
State and local government                          3,104,480          11.45           3,856,817           12.78
Mortgage-backed securities                         14,473,969          53.40          14,778,116           48.96
Restricted equity securities                          314,700           1.16             314,700            1.04
                                                  -----------         ------         -----------          ------
  Total investments                               $27,105,167         100.00%        $30,182,868          100.00%
                                                  ===========         ======         ===========          ======

          The following table sets forth the maturities and weighted average yields of the investment security portfolio at December 31, 1995:

                                        WITHIN               OVER 1-5             OVER 5-10               OVER 10
                                       ONE YEAR                YEARS                YEARS                  YEARS
                                  -----------------      ----------------      ---------------       ----------------
                                  AMOUNT      YIELD      AMOUNT     YIELD      AMOUNT    YIELD       AMOUNT     YIELD
                                  ------      -----      ------     -----      ------    -----       ------     -----
                                                               (dollars in thousands)
U.S. government and federal
  agencies                        $  317      6.64%      $6,539     5.78%      $2,009    7.32%      $    --       --%
Corporate securities                 326      8.89           --       --           --      --            21     8.89
State and local government<F1>       774      9.46        1,115     9.10          267    9.11           948     7.63
Mortgage-backed securities<F2>        --        --        1,337     6.28        1,017    6.90        12,120     6.18
                                  ------      ----       ------     ----       ------    ----        ------     ----
                                  $1,417      6.94%      $8,991     5.88%      $3,293    7.08%      $13,089     6.10%
                                  ======      ====       ======     ====       ======    ====       =======     ====

- --------------------------------
<F1>Yield presented on a tax-equivalent basis assuming a tax rate of 34%.
<F2>Restricted equity securities of $315,000 are stock in the
Federal Reserve Bank and Federal Home Loan Bank of Des Moines.
These securities are not included in this table because an equity security has no stated maturity.

          First Financial's holdings of investment and mortgage-backed securities serve as a source of liquidity and earnings due to First National's low loan-to-deposit ratio. Total investments represent approximately 40% of total interest-earning assets. Investments that are used for liquidity purposes are primarily fixed-rate U.S. treasury and agency instruments. Investments used for earnings enhancement may be instruments that have a higher rate of interest rate risk. First National maintains its entire investment portfolio as available-for-sale in order to allow First National flexibility to manage interest rate risk and its gap position and to have funds available to enable growth in the loan portfolio.

          DEPOSITS. The deposit base provides a major funding source for First Financial. First National's core deposits generally consist of demand, savings and certificates of deposit less than $100,000. Certificates of deposit greater than $100,000 are generally more sensitive to market changes in interest rates and thus are not considered part of First National's core deposit base.

          First National's deposits have steadily increased during the period from December 31, 1993 to December 31, 1995. First National's interest-bearing deposits increased $1.3 million, or 2.2%, to $59.5 million at December 31, 1994 from $58.2 million in 1993. At December 31, 1995, interest-bearing deposits had grown to $63.1 million, compared to 59.5 million in 1994, which represents an increase of $3.6 million, or 6.1%. The primary reasons for this increase were a strong local economy, First National's aggressive approach to attract public fund deposits and attractive rates offered by First National.

          The following table sets forth the distribution of First Financial's deposit portfolio and the weighted-average interest rates on each category of deposit at the dates indicated:

                                                                         December 31
                                         -----------------------------------------------------------------------------
                                                         1995                                    1994
                                         -----------------------------------    --------------------------------------
                                                                        (in thousands)
                                                        Percent                                 Percent
                                                          of         Average                      of           Average
                                         Amount        Deposits       Rate      Amount         Deposits         Rate
                                         ------        --------      -------    ------         --------        -------
 Demand and other                        $ 7,295         10.37%        n/a      $ 8,753          12.82%          n/a
 Interest-bearing NOW accounts            14,505         20.62        3.07%      11,418          16.73          2.13%
 Money market accounts                     4,190          5.96        2.95        5,548           8.13          2.54
 Savings                                   6,906          9.82        2.47        7,104          10.41          2.47
 Time                                     37,456         53.23        5.21       35,437          51.91          3.95
                                         -------        ------        ----      -------         ------          ----
     Total                               $70,352        100.00%       3.82%     $68,260         100.00%         3.29%
                                         =======        ======        ====      =======         ======          ====

          The following table sets forth the amounts and maturities of time deposits of $100,000 or more at December 31, 1995:


                                                              Percent
                                             Amount           of Total
                                             ------           --------
                                                  (in thousands)

 Three months or less                        $  533             14.23%
 Over three through six months                  842             22.47
 Over six through twelve months                 648             17.30
 Over twelve months                           1,723             46.00
                                             ------            ------
   Total nonperforming assets                $3,746            100.00%
                                             ======            ======

          LIQUIDITY AND INTEREST RATE SENSITIVITY. Liquidity is a measure of a financial institution's ability to meet its customers' present and future deposit withdrawal requests or to fund increased loan demand without unduly penalizing earnings. Interest rate sensitivity involves the relationship between rate sensitive assets and liabilities and is an indication of the probable effects that interest rate fluctuations will have on net interest income. First Financial manages liquidity and interest rate sensitivity through various GAP and simulation analysis reports prepared quarterly.

          Liquidity is provided for First National by projecting credit demand and other financial needs and then maintaining sufficient cash and assets readily convertible into cash, including core deposits, maturing loans, investment securities and Federal funds sold, to meet such projected requirements. Other sources of liquidity available to First National include Federal funds purchased, repurchase agreements and the ability to borrow from the Federal Home Loan Bank of Des Moines. At December 31, 1995, cash and cash equivalents totaled $4,488,431, or 5.5%, of total assets. This was an increase of $651,343 from December 31, 1994, when total cash and cash equivalents totaled $3,837,088, or 4.9%, of total assets. Management considers this level of cash and cash equivalents to be adequate based on projected liquidity needs.

          Liquidity for First Financial is provided primarily by dividends received from First National, tax benefits that accrue to First Financial and small amounts of rental income. First Financial traditionally pays out dividends equal to the dividends paid out by First National. Dividends paid by First Financial for each of the years ending December 31, 1995, 1994 and 1993 totaled $846,195, $845,947 and $845,097, respectively.

          At December 31, 1995, interest earning assets totaled $17.4 million, or 23.4%, of total interest-earning assets which were scheduled to mature within one year or less. This did not include expected prepayments on loans and mortgage-backed securities.

          CAPITAL RESOURCES. Financial institutions are required to maintain capital ratios in accordance with guidelines adopted by the Federal Reserve Board. These guidelines are commonly known as "Risk Based Guidelines" as they define the capital level requirements of a financial institution based upon the level of risk associated with holding various categories of assets. One measure is the leverage capital ratio, which equals the ratio of ending total capital less intangible assets to average total assets on a quarterly basis less intangible assets. The guidelines also include a definition of capital and provide a framework for calculating risk-weighted assets by assigning assets and off-balance-sheet instruments to broad risk categories. The risk-based capital standards establish a minimum ratio of total capital to risk-weighted assets with a minimum of 4% when using Tier 1 capital and a minimum of 8% when including total capital. Tier 1 capital is the sum of the core capital elements (common shareholders' equity less intangible assets, excluding any unrealized gains or losses on available-for-sale securities). Total capital includes the allowance for loan losses limited to a maximum of 1.25% of risk-weighted assets.

          The following tables shows First National Bank exceeded the minimum risk-based and leverage ratios at the date indicated.



                                                 DECEMBER 31,        MINIMUM
                                                     1995            LEVELS
                                                 ------------        -------
                                                        (in thousands)
 Capital components:
   Tier 1 capital                                   $10,585          $1,999
   Total risk-based capital                          11,210           3,998
 Assets:
   Risk-weighed assets and off-balance-sheet
   instruments                                       49,998              --
 Capital ratios:
   Leverage                                           12.92%           3.00%
   Tier 1 risk-based capital                          21.18            4.00
   Total risk-based capital                           22.43            8.00

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

          The following table sets forth as of the Record Date the number of shares of First Financial Common Stock beneficially owned and the percentage of ownership of outstanding shares of First Financial Common Stock by (a) each director and executive officer of First Financial, (b) each person who is known by First Financial to own beneficially 5% or more of such stock and (c) all directors and executive officers of First Financial as a group:

                                                      SHARES
NAME AND ADDRESS                                   BENEFICIALLY        PERCENT OF
OF BENEFICIAL OWNER                                   OWNED              CLASS
- -------------------                                ------------        ----------
W. Charles Whitmire<F1><F2>                           10,626             13.81%
P.O. Box 778
Salem, MO  65560

Elachie, Inc.                                          8,080             10.50%
#2 Amber Trail
Salem, MO  65560

William Charles Whitmire, Jr.<F1><F3>                  5,477              7.12%
P.O. Box 778
Salem, MO  65560

Dorothy D. Malone                                      5,440              7.07%
1125 W. Long
Stephenville, TX  76401

Stewart J. Carmier<F1><F4>                             4,117              5.35%
P.O. Box 778
Salem, MO  65560

Zella A. Jones                                         3,900              5.07%
Rt. 1, Box 158
Salem, MO  65560

Farris L. Craig<F1><F5>                                2,590              3.37%


                                    - 70 -

Gerald W. Craig<F1><F6>                                  980              1.27%

Charles T. Hayes<F1><F7>                                 200               .26%

Herbert A. Jones<F1><F8>                                 100               .13%

J. Brent Mitchell<F1><F9>                                100               .13%

Steven M. Watson<F1><F10>                                210               .27%

Jay C. White<F1><F11>                                    200               .26%

Jerry L. Wilkerson<F(1)(12)>                             100               .13%

All Directors and Executive Officers
as a Group (10 persons)                               24,700             32.10%

- --------------------------------
<F1>  Director of First Financial.

<F2>  Includes 3,076 shares owned by W.C.W. Trust of which he is trustee and 7,550 shares owned jointly with his wife.

<F3>  Includes 2,387 shares owned jointly with his wife and 2,890 shares owned by his minor children.

<F4>  Includes 2,717 shares owned jointly with his wife and 1,400 shares owned by his minor children.

<F5>  Owned by his revocable living trust.  Does not include 2,640 shares owned by his wife and her revocable living trust as to which he disclaims beneficial ownership.

<F6>  Owned by his revocable living trust.  Does not include 1,950 shares owned by his wife's revocable living trust as to which he disclaims beneficial ownership.

<F7>  Owned jointly with his wife.

<F8>  Owned jointly with his wife.

<F9>  Owned jointly with his wife.

<F10> Includes 200 shares owned jointly with his wife and 10 shares owned by his minor children.

<F11> Owned by the Jay C. White Trust of which he is the trustee.

<F12> Owned jointly with his wife.

     For purposes of the above table, a person is deemed to be a beneficial owner of shares of First Financial Common Stock if the person has or shares the power to vote or to dispose of such shares. Unless otherwise indicated in the footnotes, each person has sole voting and investment power with respect to shares shown in the table as beneficially owned by such person and disclaims beneficial ownership in shares described in the footnotes as being "held by" other persons.

               INFORMATION REGARDING MBI STOCK
               -------------------------------

DESCRIPTION OF MBI COMMON STOCK AND ATTACHED PREFERRED SHARE
PURCHASE RIGHTS

          GENERAL. MBI has authorized 5,000,000 shares of MBI Preferred Stock, no par value, and 100,000,000 shares of MBI Common Stock, $5.00 par value. At June 30, 1996, MBI had no shares of MBI Preferred Stock issued and outstanding and 62,673,041 shares of MBI Common Stock outstanding. Under Missouri law, MBI's Board of Directors may generally approve the issuance of authorized shares of Preferred Stock and Common Stock without shareholder approval.

          MBI's Board of Directors is also authorized to fix the number of shares and determine the designation of any series of Preferred Stock and to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any series of MBI Preferred Stock. Except for the designation and reservation of Series A Junior Participating Preferred Stock pursuant to MBI's Preferred Share Purchase Rights Plan described below, MBI's Board of Directors has not acted to designate or issue any shares of MBI Preferred Stock. The existence of a substantial number of unissued and unreserved shares of MBI Common Stock and undesignated shares of MBI Preferred Stock may enable the Board of Directors to issue shares to such persons and in such manner as may be deemed to have an anti-takeover effect.

          The following summary of the terms of MBI's capital stock does not purport to be complete and is qualified in its entirety by reference to the applicable provisions of MBI's Restated Articles of Incorporation and By-Laws and Missouri law.

          DIVIDENDS. The holders of MBI Common Stock are entitled to share ratably in dividends when, as and if declared by the Board of Directors from funds legally available therefor, after full cumulative dividends have been paid or declared, and funds sufficient for the payment thereof set apart, on all series of MBI Preferred Stock ranking superior as to dividends to MBI Common Stock.

          The Board of Directors of MBI intends to maintain its present policy of paying quarterly cash dividends on MBI Common Stock, when justified by the financial condition of MBI and its subsidiaries. The declaration and amount of future dividends will depend on circumstances existing at the time, including MBI's earnings, financial condition and capital requirements as well as regulatory limitations, note and indenture provisions and such other factors as the Board of Directors may deem relevant. The payment of dividends to MBI by subsidiary banks is subject to extensive regulation by various state and federal regulatory agencies. See "SUPERVISION AND REGULATION."

          VOTING RIGHTS. Each holder of MBI Common Stock has one vote for each share held on matters presented for consideration by the shareholders, except that, in the election of directors, each shareholder has cumulative voting rights which entitle each such shareholder to the number of votes which equals the number of shares held by the shareholder multiplied by the number of directors to be elected. All such votes may be cast for one candidate for election as a director or may be distributed among two or more candidates.

          PREEMPTIVE RIGHTS. The holders of MBI Common Stock have no preemptive right to acquire any additional unissued shares or treasury shares of MBI.

          LIQUIDATION RIGHTS. In the event of liquidation, dissolution or winding up of MBI, whether voluntary or involuntary, the holders of MBI Common Stock will be entitled to share ratably in any of its assets or funds that are available for distribution to its shareholders after the satisfaction of its liabilities (or after adequate provision is made therefor) and after preferences on any outstanding MBI Preferred Stock.

          ASSESSMENT AND REDEMPTION. Shares of MBI Common Stock are and will be, when issued, fully paid and nonassessable. Such shares do not have any redemption provisions.

          PREFERRED SHARE PURCHASE RIGHTS PLAN. One preferred share purchase right is attached to each share of MBI Common Stock. The MBI Rights trade automatically with shares of MBI Common Stock, and become exercisable and will trade separately from the MBI Common Stock on the tenth day after public announcement that a person or group has acquired, or has the right to acquire, beneficial ownership of 20% or more of the outstanding shares of MBI Common Stock, or upon commencement or announcement of intent to make a tender offer for 20% or more of the outstanding shares of MBI Common Stock, in either case without prior written consent of the Board. When exercisable, each MBI Right will entitle the holder to buy 1/100 of a share of MBI Series A Junior Participating Preferred Stock at an exercise price of $100 per MBI Right. In the event a person or group acquires beneficial ownership of 20% or more of MBI Common Stock, holders of MBI Rights (other than the acquiring person or group) may purchase MBI Common Stock having a market value of twice the then current exercise price of each MBI Right. If MBI is acquired by any person or group after the Rights become exercisable, each MBI Right will entitle its holder to purchase stock of the acquiring company having a market value of twice the current exercise price of each MBI Right. The MBI Rights are designed to protect the interests of MBI and its shareholders against coercive takeover tactics. The purpose of the MBI Rights is to encourage potential acquirors to negotiate with MBI's Board of Directors prior to attempting a takeover and to give the Board leverage in negotiating on behalf of all shareholders the terms of any proposed takeover. The MBI Rights may deter certain takeover proposals. The MBI Rights, which can be redeemed by MBI's Board of Directors in certain circumstances, expire by their terms on June 3, 1998.

          CLASSIFICATION OF BOARD OF DIRECTORS. The Board of Directors of MBI is divided into three classes, and the directors are elected by classes to three-year terms, so that one of the three classes of the directors of MBI will be elected at each annual meeting of the shareholders. While this provision promotes stability and continuity of the Board of Directors, classification of the Board of Directors may also have the effect of decreasing the number of directors that could otherwise be elected at each annual meeting of shareholders by a person who obtains a controlling interest in the MBI Common Stock and thereby could impede a change in control of MBI. Because fewer directors will be elected at each annual meeting, such classification also will reduce the effectiveness of cumulative voting as a means of establishing or increasing minority representation on the Board of Directors.

          OTHER MATTERS. MBI's Restated Articles of Incorporation and By-Laws also contain provisions which: (i) require the affirmative vote of holders of at least 75% of the voting power of all of the shares of outstanding capital stock of MBI entitled to vote in the election of directors to remove a director or directors without cause; (ii) require the affirmative vote of the holders of at least 75% of the voting power of all shares of the outstanding capital stock of MBI to approve certain "business combinations" with "interested parties" unless at least two-thirds of the Board of Directors first approves such business combinations; and
(iii) require an affirmative vote of at least 75% of the voting power of all shares of the outstanding capital stock of MBI for the amendment, alteration, change or repeal of any of the above provisions unless at least two-thirds of the Board of Directors first approves such an amendment, alteration, change or repeal. Such provisions may be deemed to have an anti-takeover effect.

RESTRICTIONS ON RESALE OF MBI STOCK BY AFFILIATES

          Under Rule 145 of the Securities Act, certain persons who receive MBI Common Stock pursuant to the Merger and who are deemed to be "affiliates" of First Financial will be limited in their right to resell the stock so received. The term "affiliate" is defined to include any person who, directly or indirectly, controls, or is controlled by, or is under common control with First Financial at the time the Merger is submitted to a vote of the shareholders of First Financial. Each affiliate of First Financial (generally each director and executive officer of First Financial and each shareholder who beneficially owns a substantial number of outstanding shares of First Financial Common Stock) who desires to resell the MBI Common Stock received in the Merger must sell such stock either pursuant to an effective Registration Statement or in accordance with an applicable exemption, such as the applicable provisions of Rule 145(d) under the Securities Act.

          Rule 145(d) provides that persons deemed to be affiliates may resell their stock received in the Merger pursuant to certain of the requirements of Rule 144 under the Securities Act if such stock is sold within the first two years after the receipt thereof. After two years, if such person is not an affiliate of MBI and if MBI is current with respect to its required public filings, a former affiliate of First Financial may freely resell the stock received in the Merger without limitation. After three years from the issuance of the stock, if such person is not an affiliate of MBI at the time of sale and for at least three months prior to such sale, such person may freely resell such stock, without limitation, regardless of the status of MBI's required public filings. The shares of MBI Common Stock to be received by affiliates of First Financial in the Merger will be legended as to the restrictions imposed upon resale of such stock.

COMPARISON OF THE RIGHTS OF SHAREHOLDERS OF MBI AND FIRST FINANCIAL

          Each of MBI and First Financial is incorporated under the laws of the State of Missouri. The rights of MBI's shareholders are governed by MBI's Restated Articles of Incorporation and By-Laws and the Missouri Act. The rights of First Financial shareholders are governed by First Financial's Articles of Incorporation and By-Laws and the Missouri Act. The rights of First Financial shareholders who receive shares of MBI Common Stock in the Merger will thereafter be governed by MBI's Restated Articles of Incorporation and By-Laws and by the Missouri Act. The material rights of such shareholders, and, where applicable, the differences between the rights of MBI shareholders and First Financial shareholders, are summarized below. The summary is qualified in its entirety by reference to the Missouri Act, the Restated Articles of Incorporation and By-Laws of MBI and the Articles of Incorporation and By-Laws of First Financial.

          PREFERRED SHARE PURCHASE RIGHTS PLAN. As described above under "- Preferred Share Purchase Rights Plan," MBI Common Stock has attached Rights, which may deter certain takeover proposals.
First Financial does not have a rights plan.

          SUPERMAJORITY PROVISIONS. MBI's Restated Articles of Incorporation and By-Laws contain provisions requiring a supermajority vote of the shareholders of MBI to approve certain proposals. Under both MBI's Restated Articles and By-Laws, removal by the shareholders of the entire Board of Directors or any individual director from office without cause requires the affirmative vote of not less than 75% of the total votes entitled to be voted at a meeting of shareholders called for the election of directors. Amendment by the shareholders of MBI's Restated Articles or By-Laws relating to (i) the number or qualification of directors; (ii) the classification of the Board of Directors; (iii) the filling of vacancies on the Board of Directors; or (iv) the removal of directors, requires the affirmative vote of not less than 75% of the total votes of MBI's then outstanding shares of capital stock entitled to vote, voting together as a single class, unless such amendment has previously been expressly approved by at least two-thirds of the

Board of Directors. The Restated Articles of MBI additionally provide that, in addition to any shareholder vote required under the Missouri Act, the affirmative vote of the holders of not less than 75% of the total votes to which all of the then outstanding shares of capital stock of MBI are entitled, voting together as a single class (the "Voting Stock"), shall be required for the approval of any Business Combination. A "Business Combination" is defined generally to include sales, exchanges, leases, transfers or other dispositions of assets, mergers or consolidations, issuances of securities, liquidations or dissolutions of MBI, reclassifications of securities or recapitalizations of MBI, involving MBI on the one hand, and an Interested Shareholder or an affiliate of an Interested Shareholder (as defined in MBI's Restated Articles) on the other hand. If, however, at least two-thirds of the Board of Directors of MBI approve the Business Combination, such Business Combination shall require only the vote of shareholders as provided by Missouri law or otherwise. The amendment of the provisions of MBI's Restated Articles relating to the approval of Business Combinations requires the affirmative vote of the holders of at least 75% of the Voting Stock unless such amendment has previously been approved by at least two-thirds of the Board of Directors. To the extent that a potential acquiror's strategy depends on the passage of proposals which require a supermajority vote of MBI's shareholders, such provisions requiring a supermajority vote may have the effect of discouraging takeover attempts that do not have Board approval by making passage of such proposals more difficult.

          First Financial's Articles of Incorporation and By-Laws also contain provisions requiring a supermajority vote of shareholders to approve certain proposals. Under First Financial's Articles of Incorporation, amendments to the Articles of Incorporation with respect to indemnification require the affirmative vote of at least 80% of the total shares entitled to vote in the election of directors.

          VOTING FOR DIRECTORS. MBI's By-Laws provide for cumulative voting in the election of directors. Cumulative voting entitles each shareholder to cast an aggregate number of votes equal to the number of voting shares held, multiplied by the number of directors to be elected. Each shareholder may cast all such votes for one nominee or distribute them among two or more nominees, thus permitting holders of less than a majority of the outstanding shares of voting stock to achieve board representation. First Financial's Articles of Incorporation and By-Laws do not provide for cumulative voting. In contrast to cumulative voting, under non-cumulative voting, the holders of a majority of outstanding shares of voting stock may elect the entire Board of Directors, thereby precluding the election of any directors by the holders of less than a majority of the outstanding shares of voting stock.

          CLASSIFIED BOARD. As described under "- Classification of Board of Directors," the Board of Directors of MBI is divided into three classes of directors, with each class being elected to a staggered three-year term. By reducing the number of directors to be elected in any given year, the existence of a classified Board diminishes the benefits of the cumulative voting rights to minority shareholders. First Financial does not have a classified Board of Directors.

          ACTION BY SHAREHOLDERS OR SHAREHOLDERS WITHOUT A MEETING. Under the Missouri Act, the written action of shareholders is permitted unless the Articles of Incorporation or By-Laws of the corporation provide otherwise. MBI's By-Laws provide that any action required to be taken at a meeting of the shareholders, or any action which may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders. First Financial's By-Laws provide that any action of the shareholders or Board of Directors may be taken upon the written consent of all the shareholders entitled to vote thereupon or all of the members of the Board of Directors, as the case may be.

          ANTI-TAKEOVER STATUTES. The Missouri Act contains certain provisions applicable to Missouri corporations such as MBI which may be deemed to have an anti-takeover effect. Such provisions include Missouri's business combination statute and the control share acquisition statute.

          The Missouri business combination statute protects domestic corporations after hostile takeovers by prohibiting certain transactions once an acquiror has gained control. The statute restricts certain "Business Combinations" between a corporation and an "Interested Shareholder" or affiliates of the Interested Shareholder for a period of five years unless certain conditions are met. A "Business Combination" includes a merger or consolidation, certain sales, leases, exchanges, pledges and similar dispositions of corporate assets or stock and certain reclassifications and recapitalizations. An "Interested Shareholder" includes any person or entity which beneficially owns or controls 20% or more of the outstanding voting shares of the corporation.

          During the initial five-year restricted period, no Business Combination may occur unless such Business Combination or the transaction in which an Interested Shareholder becomes "interested" is approved by the board of directors of the corporation. Business Combinations may occur during such five-year period if: (i) prior to the stock acquisition by the Interested Shareholder, the board of directors approves the transaction in which the Interested Shareholder became an Interested Shareholder or approves the Business Combination in question; (ii) the holders of a majority of the outstanding voting stock, other than stock owned by the Interested Shareholder, approve the Business Combination; or (iii) the Business Combination satisfies certain detailed fairness and procedural requirements.

          The Missouri Act exempts from its provisions:
(i) corporations not having a class of voting stock registered under Section 12 of the Exchange Act; (ii) corporations which adopt provisions in their articles of incorporation or bylaws expressly electing not to be covered by the statute; and (iii) certain circumstances in which a shareholder inadvertently becomes an Interested Shareholder. MBI's Restated Articles of Incorporation and By-Laws do not "opt out" of the Missouri business combination statute. First Financial is not subject to the statute because it does not have a class of stock registered under Section 12 of the Exchange Act.

          The Missouri Act also contains a "Control Share Acquisition Statute" which provides that an "Acquiring Person" who after any acquisition of shares of a publicly traded corporation has the voting power, when added to all shares of the same corporation previously owned or controlled by the Acquiring Person, to exercise or direct the exercise of: (i) 20% but less than 33%,
(ii) 33% or more but less than a majority or (iii) a majority, of the voting power of outstanding stock of such corporation, must obtain shareholder approval for the purchase of the "Control Shares." If approval is not given, the Acquiring Person's shares lose the right to vote. The statute prohibits an Acquiring Person from voting its shares unless certain disclosure requirements are met and the retention or restoration of voting rights is approved by both: (i) a majority of the outstanding voting stock, and (ii) a majority of the outstanding voting stock after exclusion of "Interested Shares." Interested Shares are defined as shares owned by the Acquiring Person, by directors who are also employees, and by officers of the corporation. Shareholders are given dissenters' rights with respect to the vote on Control Share Acquisitions and may demand payment of the fair value of their shares.

          A number of acquisitions of shares are deemed not to constitute Control Share Acquisitions, including good faith gifts, transfers pursuant to wills, purchases pursuant to an issuance by the corporation, mergers involving the corporation which satisfy the other requirements of the Missouri Act, transactions with a person who owned a majority of the voting power of the corporation within the prior year, or purchases from a person who has previously satisfied the provisions of the Control Share
Acquisition Statute so long as the transaction does not result in the purchasing party having voting power after the purchase in a percentage range (such ranges are as set forth in the immediately preceding paragraph) beyond the range for which the selling party previously satisfied the provisions of the statute. Additionally, a corporation may exempt itself from application of the statute by inserting a provision in its articles of incorporation or bylaws expressly electing not to be covered by the statute. Neither MBI's Restated Articles of Incorporation and By-Laws nor First Financial's Articles of Incorporation and By-Laws "opt out" of the Control Share Acquisition Statute.

          DISSENTERS' RIGHTS.  Under Section 351.455 of the
Missouri Act, a shareholder of any corporation which is a party to a merger or consolidation, or which sells all or substantially all of its assets, has the right to dissent from such corporate action and to demand payment of the value of such shares.

          SHAREHOLDERS' RIGHT TO INSPECT. Under Section 351.215 of the Missouri Act, each shareholder may at all proper times have access to and examine the books of the company.

          SIZE OF BOARD OF DIRECTORS. As permitted under the Missouri Act, the number of directors on the Board of Directors of MBI is set forth in MBI's By-Laws, which provide that the number of directors may be fixed from time to time at not less than 12 nor more than 24 by an amendment of the By-Laws or by a resolution of the Board of Directors, in either case, adopted by the vote or consent of at least two-thirds of the number of directors then authorized under the By-Laws. The number of directors on the Board of Directors of First Financial is set forth in First Financial's By-Laws, which provide that the number of directors shall be ten unless and until such number is changed by a resolution of the Board of Directors.

                 SUPERVISION AND REGULATION
                 --------------------------

GENERAL

          As a bank holding company, MBI is subject to regulation under the BHCA and its examination and reporting requirements. Under the BHCA, a bank holding company may not directly or indirectly acquire the ownership or control of more than 5% of the voting shares or substantially all of the assets of any company, including a bank or savings and loan association, without the prior approval of the Federal Reserve Board. In addition, bank holding companies are generally prohibited under the BHCA from engaging in nonbanking activities, subject to certain exceptions.

          As a savings and loan holding company, MBI is also subject to regulatory oversight by the Office of Thrift Supervision (the "OTS"). As such, MBI is required to register and file reports with the OTS and is subject to regulation by the OTS. In addition, the OTS has enforcement authority over MBI which permits the OTS to restrict or prohibit activities that are determined to be a serious risk to its subsidiary savings association.

          MBI and its subsidiaries are subject to supervision and examination by applicable federal and state banking agencies. The earnings of MBI's subsidiaries, and therefore the earnings of MBI, are affected by general economic conditions, management policies and the legislative and governmental actions of various regulatory authorities, including the Federal Reserve Board, the OTS, the FDIC, the Office of the Comptroller of the Currency (the "Comptroller") and various state financial institution regulatory agencies. In addition, there are numerous governmental requirements and regulations that affect the activities of MBI and its subsidiaries.

CERTAIN TRANSACTIONS WITH AFFILIATES

          There are various legal restrictions on the extent to which a bank holding company and certain of its nonbank subsidiaries can borrow or otherwise obtain credit from its bank subsidiaries. In general, these restrictions require that any such extensions of credit must be on non-preferential terms and secured by designated amounts of specified collateral and be limited, as to any one of the holding company or such nonbank subsidiaries, to 10% of the lending bank's capital stock and surplus, and as to the holding company and all such nonbank subsidiaries in the aggregate, to 20% of such capital stock and surplus.

PAYMENT OF DIVIDENDS

          MBI is a legal entity separate and distinct from its wholly owned financial institutions and other subsidiaries. The principal source of MBI's revenues is dividends from its financial institution subsidiaries. Various federal and state statutory provisions limit the amount of dividends the affiliate financial institutions can pay to MBI without regulatory approval. The approval of the appropriate federal or state bank regulatory agencies is required for any dividend if the total of all dividends declared by the bank in any calendar year would exceed the total of the institutions net profits, as defined by regulatory agencies, for such year combined with its retained net profits for the preceding two years. In addition, a national bank or a state member bank may not pay a dividend in an amount greater than its net profits then on hand. The payment of dividends by any financial institution subsidiary may also be affected by other factors, such as the maintenance of adequate capital.

CAPITAL ADEQUACY

          The Federal Reserve Board has issued standards for measuring capital adequacy for bank holding companies. These standards are designed to provide risk-responsive capital guidelines and to incorporate a consistent framework for use by financial institutions operating in major international financial markets. The banking regulators have issued standards for banks that are similar to, but not identical with, the standards for bank holding companies.

          In general, the risk-related standards require financial institutions and financial institution holding companies to maintain capital levels based on "risk adjusted" assets, so that categories of assets with potentially higher credit risk will require more capital backing than categories with lower credit risk. In addition, financial institutions and financial institution holding companies are required to maintain capital to support off-balance sheet activities such as loan commitments.

FDIC INSURANCE ASSESSMENTS

          The subsidiary depository institutions of MBI are subject to FDIC deposit insurance assessments. The FDIC has adopted a risk-based premium schedule. Each financial institution is assigned to one of three capital groups--well capitalized, adequately capitalized or undercapitalized--and further assigned to one of three subgroups within a capital group, on the basis of supervisory evaluations by the institution's primary federal and, if applicable, state supervisors, and on the basis of other information relevant to the institution's financial condition and the risk posed to the applicable insurance fund. The actual assessment rate applicable to a particular institution will, therefore, depend in part upon the risk assessment classification so assigned to the institution by the FDIC. See "- FIRREA and FDICIA."

          The Financial Institutions Reform, Recovery and
Enforcement Act of 1989 ("FIRREA"), adopted in August 1989 to provide for the resolution of insolvent savings associations, required the FDIC to establish separate deposit insurance funds -- the Bank Insurance Fund ("BIF") for banks and the Savings Association Insurance Fund ("SAIF") for savings associations. FIRREA also required the FDIC to set deposit insurance assessments at such levels as would cause BIF and SAIF to reach their "designated reserve ratios" of 1.25 percent of the deposits insured by them within a reasonable period of time. Due to low costs of resolving bank insolvencies in the last few years, BIF reached its designated reserve ratio in May 1995. As a result, effective
January 1, 1996, the FDIC eliminated deposit insurance assessments (except for the minimum $2,000 payment required by law) for banks that are well capitalized and well managed and reduced the deposit insurance assessments for all other banks.

          The balance in SAIF is not expected to reach the designated reserve ratio until about the year 2002, as FIRREA provides that a significant portion of the costs of resolving past insolvencies of savings associations must be paid from this source. Currently, SAIF-member institutions pay deposit insurance premiums based on a schedule of from $.23 to $.31 per $100.00 of deposits. Accordingly, it is likely that the SAIF rates will be substantially higher than the BIF rates in the future. MBI, which has acquired substantial amounts of SAIF-insured deposits during the years from 1989 to the present, is required to pay SAIF deposit insurance premiums on these SAIF-insured deposits. Bills have been proposed by the U. S. Congress to recapitalize the SAIF through a one-time special assessment of approximately 85 basis points on the amount of deposits held by the institution. If such special assessment occurs, it is expected that the deposit premiums paid by SAIF-member institutions would be reduced to approximately $.04 for every $100.00 of deposits and would have the effect of immediately reducing the capital of SAIF-member institutions by the amount of the fee. MBI cannot predict whether the special assessment proposal will be enacted, or, if enacted, the amount of any one-time fee, or whether ongoing SAIF premiums will be reduced to a level equal to that of BIF premiums. If the one-time assessment is not enacted, it is presently expected that the SAIF deposit premiums will continue at their present rate.

PROPOSALS TO OVERHAUL THE SAVINGS ASSOCIATION INDUSTRY

          Proposals recently have been introduced in the U.S. Congress that, if adopted, would overhaul the savings association industry. The most significant of these proposals would recapitalize the SAIF through a one-time special assessment (see "- FDIC Insurance Assessments"), spread the Financing Corp., or FICO, Bond obligation across the BIF and SAIF, merge the Comptroller and the OTS, abolish the federal savings association charter, require federal thrifts to convert to commercial banks and merge the SAIF and the BIF. MBI cannot predict whether these or any other legislative proposals will be enacted, or, if enacted, the final form of the law.

SUPPORT OF SUBSIDIARY BANKS

          Under Federal Reserve Board policy, MBI is expected to act as a source of financial strength to each subsidiary bank and to commit resources to support each of the subsidiaries in circumstances where it might not choose to do so absent such a policy. This support may be required at times when MBI may not find itself able to provide it. In addition, any capital loans by MBI to any of its subsidiaries would also be subordinate in right of payment to deposits and certain other indebtedness of such subsidiary.

          Consistent with this policy regarding bank holding companies serving as a source of financial strength for their subsidiary banks, the Federal Reserve Board has stated that, as a matter of prudent banking, a bank holding company generally should not maintain a rate of cash dividends unless its net income available to common shareholders has been sufficient to fully fund the dividends and the prospective rate of earnings retention appears consistent with the bank holding company's capital needs, asset quality and overall financial condition.

FIRREA AND FDICIA

          FIRREA contains a cross-guarantee provision which could result in insured depository institutions owned by MBI being assessed for losses incurred by the FDIC in connection with assistance provided to, or the failure of, any other insured depository institution owned by MBI. Under FIRREA, failure to meet the capital guidelines could subject a banking institution to a variety of enforcement remedies available to federal regulatory authorities, including the termination of deposit insurance by the FDIC.

          The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") made extensive changes to the federal banking laws. FDICIA instituted certain changes to the supervisory process, including provisions that mandate certain regulatory agency actions against undercapitalized institutions within specified time limits. FDICIA contains various other provisions that may affect the operations of banks and savings institutions.

          The prompt corrective action provision of FDICIA requires the federal banking regulators to assign each insured institution to one of five capital categories ("well capitalized," "adequately capitalized" or one of three "undercapitalized" categories) and to take progressively more restrictive actions based on the capital categorization, as specified below. Under FDICIA, capital requirements would include a leverage limit, a risk-based capital requirement and any other measure of capital deemed appropriate by the federal banking regulators for measuring the capital adequacy of an insured depository institution. All institutions, regardless of their capital levels, are restricted from making any capital distribution or paying any management fees that would cause the institution to fail to satisfy the minimum levels for any relevant capital measure.

          The FDIC and the Federal Reserve Board adopted capital-related regulations under FDICIA. Under those regulations, a bank will be well capitalized if it: (i) had a risk-based capital ratio of 10% or greater; (ii) had a ratio of Tier 1 capital to risk-adjusted assets of 6% or greater; (iii) had a ratio of Tier 1 capital to adjusted total assets of 5% or greater; and (iv) was not subject to an order, written agreement, capital directive, or prompt corrective action directive to meet and maintain a specific capital level for any capital measure. An association will be adequately capitalized if it was not "well capitalized" and:
(i) had a risk-based capital ratio of 8% or greater; (ii) had a ratio of Tier 1 capital to risk-adjusted assets of 4% or greater; and (iii) had a ratio of Tier 1 capital to adjusted total assets of 4% or greater (except that certain associations rated "Composite 1" under the federal banking agencies' CAMEL rating system may be adequately capitalized if their ratios of core capital to adjusted total assets were 3% or greater).

          FDICIA also makes extensive changes in existing rules regarding audits, examinations and accounting. It generally requires annual on-site, full scope examinations by each bank's primary federal regulator. It also imposes new responsibilities on management, the independent audit committee and outside accountants to develop or approve reports regarding the effectiveness of internal controls, legal compliance and off-balance sheet liabilities and assets.

DEPOSITOR PREFERENCE STATUTE

          Legislation enacted in August 1993 provides a preference for deposits and certain claims for administrative expenses and employee compensation against an insured depository institution, in the liquidation or other resolution of such an institution by any receiver. Such obligations would be afforded priority over other general unsecured claims against such an institution, including federal funds and letters of credit, as well as any obligation to shareholders of such an institution in their capacity as such.

THE INTERSTATE BANKING AND COMMUNITY DEVELOPMENT LEGISLATION

          In September 1994, legislation was enacted that is expected to have a significant effect in restructuring the banking industry in the United States. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (Riegle-Neal) facilitates the interstate expansion and consolidation of banking organizations by permitting (i) bank holding companies that are adequately capitalized and managed, one year after enactment of the legislation, to acquire banks located in states outside their home states regardless of whether such acquisitions are authorized under the law of the host state, (ii) the interstate merger of banks after June 1, 1997, subject to the right of individual states to "opt in" or to "opt out" of this authority before that date, (iii) banks to establish new branches on an interstate basis provided that such action is specifically authorized by the law of the host state, (iv) foreign banks to establish, with approval of the regulators in the United States, branches outside their home states to the same extent that national or state banks located in the home state would be authorized to do so, and (v) banks to receive deposits, renew time deposits, close loans, service loans and receive payments on loans and other obligations as agent for any bank or thrift affiliate, whether the affiliate is located in the same state or a different state. One effect of Riegle-Neal is to permit MBI to acquire banks located in any state and to permit bank holding companies located in any state to acquire banks and bank holding companies in Missouri. Overall, Riegle-Neal is likely to have the effects of increasing competition and promoting geographic diversification in the banking industry.

           RELATIONSHIP WITH INDEPENDENT ACCOUNTANTS
           -----------------------------------------

          KPMG Peat Marwick LLP served as MBI's independent accountants for the year ended December 31, 1995 and continues to serve in such capacity. Services provided in connection with the audit function included examination of the annual consolidated financial statements, review and consultation regarding filings with the Commission and other regulatory authorities and consultation on financial accounting and reporting matters.

          Williams-Keepers, LLP served as First Financial's independent accountants for the year ended December 31, 1995 and continues to serve in such capacity. Services provided in connection with the audit function included examination of the annual consolidated financial statements, review and consultation regarding filings with regulatory authorities and consultation on financial accounting and reporting matters. Williams-Keepers, LLP intends to have a representative present at the Special Meeting to answer relevant questions regarding the Merger.

                        LEGAL MATTERS
                        -------------

          Certain legal matters will be passed upon for MBI by Thompson Coburn, St. Louis, Missouri and for First Financial by
Lewis, Rice & Fingersh L.C., St. Louis, Missouri.

                           EXPERTS
                           -------

          The consolidated financial statements of Mercantile Bancorporation Inc. as of December 31, 1995, 1994 and 1993, and for each of the years in the three-year period ended December 31, 1995, incorporated by reference in MBI's Annual Report on Form 10-K, and the supplemental consolidated financial statements of Mercantile Bancorporation Inc. as of December 31, 1995, 1994 and 1993, and for each of the years in the three-year period ended December 31, 1995, contained in MBI's Current Report on Form 8-K dated March 11, 1996, have been incorporated by reference herein in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

          The consolidated financial statements of First Financial Corporation of America as of December 31, 1995, 1994 and 1993 and for each of the years in the three-year period ended December 31, 1995 have been included herein in reliance upon the report of Williams-Keepers, LLP, independent certified public accountants, whose report is included herein, and upon the authority of such firm as experts in accounting and auditing.

                        OTHER MATTERS
                        -------------

          The Board of Directors of First Financial, at the date hereof, is not aware of any business to be presented at the Special Meeting other than that referred to in the Notice of Special Meeting and discussed herein. If any other matter should properly come before the Special Meeting, the persons named as proxies will have discretionary authority to vote the shares represented by proxies in accordance with their discretion and judgment as to the best interests of First Financial.

                    SHAREHOLDER PROPOSALS
                    ---------------------

          If the Merger is approved, the other conditions to the Merger are satisfied and the Merger is consummated, shareholders of First Financial will become shareholders of MBI at the Effective Time. MBI shareholders may submit to MBI proposals for formal consideration at the 1997 annual meeting of MBI's shareholders and inclusion in MBI's proxy statement for such meeting. All such proposals to be considered for inclusion in MBI's Proxy Statement and proxy for the 1997 annual meeting must be received in writing by the Corporate Secretary at Mercantile Bancorporation Inc., P.O. Box 524, St. Louis, Missouri 63166-0524 by November 22, 1996.

              CONSOLIDATED FINANCIAL STATEMENTS
              ---------------------------------

                            INDEX
                            -----

                                                          Page
                                                          ----

INDEPENDENT ACCOUNTANTS' REPORT  . . . . . . . . . . . . . . . F-1

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 1995
          AND 1994 AND JUNE 30, 1996 (UNAUDITED) AND
          1995 (UNAUDITED) . . . . . . . . . . . . . . . . . . F-2

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS
          ENDED DECEMBER 31, 1995, 1994, AND 1993
          AND FOR THE SIX MONTHS ENDED JUNE 30,
          1996 (UNAUDITED) AND 1995 (UNAUDITED)  . . . . . . . F-3

CONSOLIDATED STATEMENTS OF CHANGES IN STOCK-
          HOLDERS' EQUITY FOR THE YEARS ENDED
          DECEMBER 31, 1995, 1994, AND 1993 AND
          FOR THE SIX MONTHS ENDED JUNE 30, 1996
          (UNAUDITED) AND 1995 (UNAUDITED) . . . . . . . . . . F-4

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE
          YEARS ENDED DECEMBER 31, 1995 AND 1994
          AND FOR THE SIX MONTHS ENDED JUNE 30,
          1996 (UNAUDITED) AND 1995 (UNAUDITED)  . . . . . . . F-5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS . . . . . . F-6 to F-14

                        INDEPENDENT ACCOUNTANTS' REPORT


To the Board of Directors of
First Financial Corporation of America and Subsidiary
Salem, Missouri

We have audited the accompanying consolidated balance sheets of First Financial Corporation of America and Subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three year period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Financial Corporation of America and Subsidiary as of December 31, 1995 and 1994, and the results of their operations and cash flows for each of the years in the three year period ended December 31, 1995 in conformity with generally accepted accounting principles.

As discussed in the Notes to the Financial Statements, the Company changed its method of accounting for income taxes in 1993, investments in 1994, and impaired loans in 1995.





/s/ Williams-Keepers, LLP
Columbia, Missouri

March 15, 1996

                                   FIRST FINANCIAL CORPORATION OF AMERICA AND SUBSIDIARY

                                                CONSOLIDATED BALANCE SHEETS
                                                 DECEMBER 31, 1995 AND 1994
                                           AND JUNE 30, 1996 AND 1995 (UNAUDITED)

                                                                          December 31,                   June 30,
                                                                   --------------------------    --------------------------
                                                                      1995           1994           1996           1995
                                                                   -----------    -----------    -----------    -----------
                                                                                                        (unaudited)
                   ASSETS
Cash and due from banks                                            $ 2,113,431    $ 2,537,088    $ 3,845,321    $ 2,594,334
Federal funds sold                                                   2,375,000      1,300,000        150,000        700,000
Securities available-for-sale                                       27,105,167     30,182,868     33,100,849     29,868,358
Loans, net                                                          46,726,096     40,801,435     46,860,757     43,892,654
Property and equipment, net                                          1,911,556      2,143,700      1,808,916      2,059,097
Other investments                                                      434,727        395,489        449,525        410,517
Accrued interest receivable                                            783,567        746,659        870,247        782,431
Deferred income taxes                                                  142,788        825,000        363,871        264,120
Other assets                                                            79,269         64,470         58,388        206,616
                                                                   -----------    -----------    -----------    -----------
         Total assets                                              $81,671,601    $78,996,709    $87,507,874    $80,778,127
                                                                   ===========    ===========    ===========    ===========
     LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
   Demand, non-interest bearing                                    $ 7,295,330    $ 8,752,973    $ 7,494,303    $ 7,804,184
   Demand and savings, interest bearing                             25,601,342     24,069,529     27,280,361     24,716,408
   Time deposits, $100,000 and over                                  3,747,518      3,288,829      6,628,738      3,475,556
   Other time deposits                                              33,708,204     32,148,216     34,301,907     33,477,478
                                                                   -----------    -----------    -----------    -----------
         Total deposits                                             70,352,394     68,259,547     75,705,309     69,473,626

Repurchase agreements                                                  276,057        976,057        720,399        482,309
Accrued interest payable                                               353,118        281,702        349,143        335,518
Accrued income taxes (receivable) payable                              (57,096)        60,711         68,822        (62,002)
Other liabilities                                                      248,295        280,376        220,849        149,038
                                                                   -----------    -----------    -----------    -----------
         Total liabilities                                          71,172,768     69,858,393     77,064,522     70,378,489
                                                                   -----------    -----------    -----------    -----------
Stockholders' equity
   Common stock, $.10 par value; authorized 80,000
      shares: issued and outstanding 76,927 shares                       7,693          7,693          7,693          7,693
   Additional paid-in capital                                          771,077        771,077        771,077        771,077
   Retained earnings                                                 9,806,446      9,654,539     10,140,312      9,827,094
   Unrealized (loss) on securities available-for-sale,
      net of applicable deferred income taxes                          (86,383)    (1,294,993)      (475,730)      (206,226)
                                                                   -----------    -----------    -----------    -----------
         Total stockholders' equity                                 10,498,833      9,138,316     10,443,352     10,399,638
                                                                   -----------    -----------    -----------    -----------
         Total liabilities and stockholders' equity                $81,671,601    $78,996,709    $87,507,874    $80,778,127
                                                                   ===========    ===========    ===========    ===========









                 The notes to consolidated financial statements are an integral part of these statements.


                               FIRST FINANCIAL CORPORATION OF AMERICA AND SUBSIDIARY

                                         CONSOLIDATED STATEMENTS OF INCOME
                                   Years Ended December 31, 1995, 1994, and 1993
                              and Six Months Ended June 30, 1996 and 1995 (unaudited)

                                                              December 31,                    June 30,
                                                  ----------------------------------   -----------------------
                                                     1995        1994        1993         1996         1995
                                                  ----------  ----------  ----------   ----------   ----------
                                                                                             (unaudited)
INTEREST INCOME
 Interest and fees on loans                       $4,153,658  $3,237,682  $3,192,220   $2,263,638   $1,969,370
 Interest on investment securities
   U.S. Treasury securities                          373,071     511,725     670,243      211,005      211,183
   U.S. government agencies                        1,248,386   1,212,714   1,090,215      599,326      600,405
   Obligations of state and political
      subdivisions                                   180,463     238,460     239,089       74,019       99,957
   Other securities                                   46,019      40,649     122,410       14,725       20,024
 Interest on federal funds sold and repurchase
    agreements                                       102,263      61,149      64,039       65,503       54,918
                                                  ----------  ----------  ----------   ----------   ----------
      Total interest income                        6,103,860   5,302,379   5,378,216    3,228,216    2,955,857

INTEREST EXPENSE
 Interest on deposits                              2,692,993   1,963,214   1,958,557    1,429,111    1,294,462
                                                  ----------  ----------  ----------   ----------   ----------
      Net interest income                          3,410,867   3,339,165   3,419,659    1,799,105    1,661,395

      Provision for loan losses                            -           -      60,000       12,000            -
                                                  ----------  ----------  ----------   ----------   ----------
      Net interest income after provision
        for loan losses                            3,410,867   3,339,165   3,359,659    1,787,105    1,661,395
                                                  ----------  ----------  ----------   ----------   ----------

OTHER INCOME
 Service fees                                        264,210     293,949     293,754      144,424      137,983
 Gain (loss) on security sales                       (36,893)     91,554           -            -      (68,939)
 Rent                                                 14,163      12,755      14,155        3,150        7,000
 Income of unconsolidated subsidiary                  48,842      57,193           -       19,600       17,429
 Insurance commissions                               176,357     190,730     172,577            -       91,897
 Other                                               244,489      46,274      49,684       48,184       38,442
                                                  ----------  ----------  ----------   ----------   ----------
      Total other income                             711,168     692,455     530,170      215,358      223,812
                                                  ----------  ----------  ----------   ----------   ----------

OTHER EXPENSE
 Salaries                                          1,301,318   1,200,376   1,210,174      623,606      610,987
 Employee benefits and payroll costs                 267,653     297,969     278,140      142,435      132,771
 Occupancy expenses                                  191,300     166,187     141,848       84,178       96,362
 Other operating expenses                            934,101     900,558     834,851      348,143      519,077
                                                  ----------  ----------  ----------   ----------   ----------
      Total other expense                          2,694,372   2,565,090   2,465,013    1,198,362    1,359,197
                                                  ----------  ----------  ----------   ----------   ----------
      Income before income taxes and
      cumulative effect of accounting change       1,427,663   1,466,530   1,424,816      804,101      526,010

Provision for income taxes                           429,561     405,678     443,957      277,917      161,137
                                                  ----------  ----------  ----------   ----------   ----------
      Income before cumulative effect of
      accounting change.                             998,102   1,060,852     980,859      526,184      364,873
Cumulative effect of accounting change                     -           -     135,882            -            -
                                                  ----------  ----------  ----------   ----------   ----------
      Net income                                  $  998,102  $1,060,852  $1,116,741   $  526,184   $  364,873
                                                  ==========  ==========  ==========   ==========   ==========

             The notes to consolidated financial statements are an integral part of these statements.

                               FIRST FINANCIAL CORPORATION OF AMERICA AND SUBSIDIARY

                             CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                   Years Ended December 31, 1995, 1994, and 1993
                              and Six Months Ended June 30, 1996 and 1995 (unaudited)

                                                                                                   Unrealized
                                                                                                   (Loss) on
                                                                                                   Securities
                                                   Common            Additional        Retained   Available for
                                              Shares   Par Value   Paid-in Capital     Earnings       Sale           Total
                                             -------- -----------  ---------------   -----------  -------------   -----------
Balance, December 31, 1992                    76,827   $ 7,683       $ 760,587       $ 9,167,990   $         -    $ 9,936,260

 Dividends paid                                    -         -               -          (845,097)            -       (845,097)

 Net income                                        -         -               -         1,116,741             -      1,116,741
                                              ------   -------       ---------       -----------   -----------    -----------
Balance,  December 31, 1993                   76,827     7,683         760,587         9,439,634             -     10,207,904

 Dividends paid                                    -         -               -          (845,947)            -       (845,947)

 Net income                                        -         -               -         1,060,852             -      1,060,852

 Treasury stock sold                             100        10          10,490                 -             -         10,500

 Change in unrealized (losses) on
 securities  available-for-sale, net of
 applicable deferred  income taxes                 -         -               -                 -    (1,294,993)    (1,294,993)
                                              ------   -------       ---------       -----------   -----------    -----------
Balance,   December 31, 1994                  76,927     7,693         771,077         9,654,539    (1,294,993)     9,138,316

 Dividends paid                                    -         -               -          (846,195)            -       (846,195)

 Net income                                        -         -               -           998,102             -        998,102

 Change in unrealized (losses) on
 securities   available-for-sale, net  of
 applicable deferred  income taxes                 -         -               -                 -     1,208,610      1,208,610
                                              ------   -------       ---------       -----------   -----------    -----------
Balance,  December 31, 1995                   76,927   $ 7,693       $ 771,077       $ 9,806,446   $   (86,383)   $10,498,833
                                              ======   =======       =========       ===========   ===========    ===========

Balance,  December 31, 1994                   76,927   $ 7,693       $ 771,077       $ 9,654,539   $(1,294,993)   $ 9,138,316

 Dividends paid                                    -         -               -          (192,318)            -       (192,318)

 Net income                                        -         -               -           364,873             -        364,873

 Change in unrealized (losses) on
 securities  available-for-sale, net  of
 applicable deferred  income taxes                 -         -               -                 -     1,088,767      1,088,767
                                              ------   -------       ---------       -----------   -----------    -----------
Balance, June 30, 1995 (unaudited)            76,927   $ 7,693       $ 771,077       $ 9,827,094   $  (206,226)   $10,399,638
                                              ======   =======       =========       ===========   ===========    ===========

Balance,  December 31, 1995                   76,927   $ 7,693       $ 771,077       $ 9,806,446   $   (86,383)   $10,498,833

 Dividends paid                                    -         -               -          (192,318)            -       (192,318)

 Net income                                        -         -               -           526,184             -        526,184

 Change in unrealized (losses) on
 securities  available-for-sale, net  of
 applicable deferred  income taxes                 -         -               -                 -      (389,347)      (389,347)
                                              ------   -------       ---------       -----------   -----------    -----------
Balance, June 30, 1996 (unaudited)            76,927   $ 7,693       $ 771,077       $10,140,312   $  (475,730)   $10,443,352
                                              ======   =======       =========       ===========   ===========    ===========


             The notes to consolidated financial statements are an integral part of these statements.

                               FIRST FINANCIAL CORPORATION OF AMERICA AND SUBSIDIARY

                                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   Years Ended December 31, 1995, 1994, and 1993
                              and Six Months Ended June 30, 1996 and 1995 (unaudited)


                                                                December 31,                         June 30,
                                                  ----------------------------------------  --------------------------
                                                      1995          1994          1993          1996         1995
                                                  ------------  ------------  ------------  ------------  ------------
                                                                                                    (unaudited)
OPERATING ACTIVITIES
 Net income                                       $    998,102  $  1,060,852  $  1,116,741  $    526,184  $    364,873
 Adjustments to reconcile net income to net cash
 provided by operating activities:
   Depreciation and amortization                       285,938       174,407       178,694       111,020       141,115
   Investment security amortization                     58,238       136,755       147,487         6,801        29,119
   Loss (gain) on sale of securities                    36,893       (91,554)            -             -        68,939
   Provision for loan losses                                 -             -        60,000        12,000             -
 Adjustments for (increases) decreases in
 operating assets and increases (decreases) in
 operating liabilities:
   Accrued interest receivable                         (36,908)       (4,403)        3,883       (86,680)      (35,772)
   Deferred income taxes receivable (excluding
   deferred taxes on investment securities
   available for sale)                                  59,595       (24,109)     (133,773)      (55,187)            -
   Other investments and assets                        (54,037)      (47,575)        7,569           477       (69,456)
   Accrued interest payable                             71,416        66,351       (47,462)       (3,975)       53,816
   Accrued income taxes                               (117,807)       21,520      (123,085)      160,594      (122,712)
   Other liabilities                                   (32,081)      (34,720)        8,724       (27,446)     (131,338)
                                                  ------------  ------------  ------------  ------------  ------------
     Net cash provided by operating activities       1,269,349     1,257,524     1,218,778       643,788       298,584
                                                  ------------  ------------  ------------  ------------  ------------
INVESTING ACTIVITIES
 Purchase of investment securities:
   Available-for-sale (held-for-sale in 1993)       (8,536,364)   (8,619,238)  (19,436,608)  (10,240,144)   (3,482,460)
 Maturity of investment securities:
   Available-for-sale (held-for-sale in 1993)        6,829,568     9,892,082    16,519,439     3,647,742     2,812,072
 Sales of investment securities:
   Available-for-sale                                6,520,590     4,402,970             -             -     2,536,486
 Loans (originated), net                            (5,924,658)   (5,412,128)   (2,066,972)     (146,661)   (3,091,219)
 Other real estate sold (acquired)                           -             -         4,375         5,606       (87,718)
 Net (purchase) of property and equipment              (53,794)     (811,844)     (163,334)       (8,380)      (56,512)
                                                  ------------  ------------  ------------  ------------  ------------
     Net cash (used) by investing activities        (1,164,658)     (548,158)   (5,143,100)   (6,741,837)   (1,369,351)
                                                  ------------  ------------  ------------  ------------  ------------
FINANCING ACTIVITIES
 Net increase in deposits and repurchase
 agreements                                          1,392,847     1,283,109     1,939,235     5,797,257       720,331
 Treasury stock sold                                         -        10,500                           -             -
 Dividends paid                                       (846,195)     (845,947)     (845,097)     (192,318)     (192,318)
                                                  ------------  ------------  ------------  ------------  ------------
     Net cash provided by financing
      activities                                       546,652       447,662     1,094,138     5,604,939       528,013
                                                  ------------  ------------  ------------  ------------  ------------
 Net increase (decrease) in cash and cash
   equivalents                                         651,343     1,157,028    (2,830,184)     (493,110)     (542,754)
 Cash and cash equivalents, beginning of period      3,837,088     2,680,060     5,510,244     4,488,431     3,837,088
                                                  ------------  ------------  ------------  ------------  ------------
 Cash and cash equivalents, end of period         $  4,488,431  $  3,837,088  $  2,680,060  $  3,995,321  $  3,294,334
                                                  ============  ============  ============  ============  ============
SUPPLEMENTAL DISCLOSURES
 Interest paid                                    $  2,621,577  $  1,840,588  $  1,935,418  $  1,433,086  $  1,240,646
                                                  ============  ============  ============  ============  ============
 Taxes paid                                       $    487,773  $    409,629  $    564,933  $    172,510  $    283,849
                                                  ============  ============  ============  ============  ============


             The notes to consolidated financial statements are an integral part of these statements.

         FIRST FINANCIAL CORPORATION OF AMERICA AND SUBSIDIARY

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations: First Financial Corporation of America is the parent holding company of First National Bank, located in Salem, Missouri. First National Bank offers a variety of financial related products including commercial, consumer, and real estate lending. The Bank's primary funding is through demand, interest bearing demand and savings, and time deposit products.

Principles of consolidation: The consolidated financial statements include the accounts of First Financial Corporation of America and its wholly owned subsidiary, First National Bank, and the Bank's wholly owned subsidiaries, Central Ozark Insurance Agency, Inc., and Financial Ideas, Inc., after elimination of all significant inter-company accounts and transactions.

Cash and cash equivalents: Cash and cash equivalents, for the statement of cash flows, are composed of cash, due from banks and federal funds sold.

Investment securities: On January 1, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Investments in debt and equity securities are accounted for as follows:

- - Investment securities that management has the ability and intent to hold to maturity are classified as held-to-maturity and carried at cost, adjusted for amortization of premium and accretion of discounts using the interest method. Other investment securities are classified as available-for-sale and are carried at fair value. Unrealized gains and losses on securities available-for-sale are recognized as direct increases or decreases in stockholders' equity, net of deferred income taxes. The cost of securities sold is recognized using the specific identification method. At December 31, 1995 and 1994, all securities are classified as available-for-sale.

- - Fair value represents the estimated market value of the underlying securities and is generally obtained from the Bank's bond accounting service. The Bank uses the market values reported by the bond accounting service to adjust the carrying value of securities available-for-sale and to disclose the fair value of securities held-to-maturity.

Prior to the adoption of SFAS No. 115, the Company's accounting policy regarding investment securities was as follows:

- - Investment securities are stated at cost adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income. Gains or losses on disposition are based on the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method.

Loans and allowance for loan losses: Loans are stated at the amount of unpaid principal, adjusted by unearned discounts and an allowance for loan losses. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely.
The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluation of the collectibility of loans and prior loan loss experience. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received, and the Bank is adequately collateralized.

On January 1, 1995, the Bank adopted SFAS 114, Accounting by Creditors for Impairment of a Loan, and SFAS 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures (an amendment of SFAS 114). These pronouncements require that the net present value of future estimated cash flows relating to the impaired loans be computed. If the net present value is less than the recorded value of the loans (computed on loan by loan basis) on the Bank's records, a valuation allowance needs to be provided for the difference. The adoption of these statements did not have a material effect on the Company's financial condition or operating results for 1995.

Depreciation: Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using both accelerated and straight line methods for both book and tax purposes over the estimated useful lives of the depreciable assets.

Income taxes: The Company files a consolidated income tax return with its subsidiary Bank, and the Bank's subsidiaries. Deferred income taxes are reported for temporary differences between items of income or expense reported in the financial statements and those reported for income tax purposes, in accordance with Statement of Financial Accounting Standards
(SFAS) No. 109.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Significant estimates that are particularly susceptible to changes relate to the determination of the allowance for losses on loans. While management uses available and appropriate information to recognize the allowance for losses on loans, future changes to the allowance may be necessary based on changes in local or national economic conditions, regulatory agency examination process, and other factors.


2.   INVESTMENT SECURITIES

The amortized cost and estimated fair values of investment securities at December 31, 1995 and 1994, are as follows:

                                                                 Gross         Gross
               1995                               Amortized    Unrealized   Unrealized      Fair
                                                     Cost         Gain        Losses        Value
                                                 -----------   ----------   ----------   -----------
Available-for-Sale
  U.S. government and federal agencies           $ 8,870,598    $  15,012    $ 20,773    $ 8,864,837
  Corporate securities                               347,987          167         973        347,181
  State and local governments                      3,042,857       62,817       1,194      3,104,480
                                                 -----------    ---------    --------    -----------
                                                  12,261,442       77,996      22,940     12,316,498
  Mortgage-backed securities                      14,659,909       36,565     222,505     14,473,969
  Stock in Federal Reserve Bank                       48,000            -           -         48,000
  Stock in Federal Home Loan Bank (FHLB)             266,700            -           -        266,700
                                                 -----------    ---------    --------    -----------
                                                 $27,236,051    $ 114,561    $245,445    $27,105,167
                                                 ===========    =========    ========    ===========
Unrealized Gains (Losses) on Securities Available-for-Sale
Gross unrealized gains                                          $ 114,561
Gross unrealized (losses)                                        (245,445)
                                                                ---------
     Net unrealized (losses)                                     (130,884)
Deferred tax asset                                                 44,501
                                                                ---------
     Net unrealized (losses) after taxes                        $ (86,383)
                                                                =========

                                                                 Gross         Gross
               1994                               Amortized    Unrealized   Unrealized      Fair
                                                     Cost         Gain        Losses        Value
                                                 -----------   ----------   ----------   -----------
Available-for-sale
 U.S. government and federal agencies            $11,349,132    $ 3,012     $  472,184   $10,879,960
 Corporate securities                                365,111        139         11,975       353,275
 State and local governments                       3,940,733     26,930        110,846     3,856,817
                                                 -----------    -------     ----------   -----------
                                                  15,654,976     30,081        595,005    15,090,052
 Mortgage-backed securities                       16,175,303     12,114      1,409,301    14,778,116
 Stock in Federal Reserve Bank                        48,000          -              -        48,000
 Stock in Federal Home Loan Bank                     266,700          -              -       266,700
                                                 -----------    -------     ----------   -----------
                                                 $32,144,979    $42,195     $2,004,306   $30,182,868
                                                 ===========    =======     ==========   ===========

Unrealized Gains (Losses) on Securities Available-for-Sale
Gross unrealized gains                                          $    42,195
Gross unrealized (losses)                                        (2,004,306)
                                                                -----------
     Net unrealized (losses)                                     (1,962,111)
Deferred tax asset                                                  667,118
                                                                -----------
     Net unrealized (losses) after taxes                        $(1,294,993)
                                                                ===========

The amortized cost and estimated fair value of investment securities available-for-sale at December 31, 1995, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because securities may have the right to call or prepay with or without call or prepayment penalties.

                                            Amortized       Fair
Amounts maturing in:                          Cost          Value
                                          -----------   -----------
One year or less                          $ 1,412,385   $ 1,416,186
After one through five years                7,637,256     7,654,843
After five through ten years                2,248,117     2,275,875
After ten years                               963,684       969,594
                                          -----------   -----------
                                           12,261,442    12,316,498
Mortgage-backed securities                 14,659,909    14,473,969
Stock in Federal Reserve Bank                  48,000        48,000
Stock in Federal Home Loan Bank               266,700       266,700
                                          -----------   -----------
                                          $27,236,051   $27,105,167
                                          ===========   ===========

Gross gains and (losses) on sales of investment securities were as follows for the year ended December 31:

                                        1995                   1994                    1993
                                  Gains    (Losses)     Gains      (Losses)      Gains    (Losses)
                                 -------   --------    --------    --------     -------   --------
U.S. government and federal
agencies                         $44,771   $(83,664)   $  4,053    $(9,699)     $     -   $      -
Corporate securities                   -          -      93,500          -            -          -
State and local governments        2,000          -       3,700          -            -          -
                                 -------   --------    --------    -------      -------   --------
                                 $46,771   $(83,664)   $101,253    $(9,699)     $     -   $      -
                                 =======   ========    ========    =======      =======   ========
Net gain (loss)                            $(36,893)               $91,554                $      -
                                           ========                =======                ========

Investment securities with a carrying value of $5,475,130, $7,771,240, and $7,915,369 were pledged at December 31, 1995, 1994, and 1993, respectively to secure public deposits and for other purposes required or permitted by law.

The investments in stock of the Federal Reserve Bank and the Federal Home Loan Bank are recorded at cost, and are considered restricted assets.


3.   LOANS

Major classifications of loans at December 31, 1995 and 1994, were as follows:

                                             1995                  1994
                                         -----------            -----------
Business and real estate                 $40,571,829            $34,759,928
Personal                                   6,830,421              6,788,260
Overdrafts                                     8,828                  9,724
                                         -----------            -----------
                                          47,411,078             41,557,912
Unearned discount                            (38,406)               (91,523)
Allowance for loan losses                   (646,576)              (664,954)
                                         -----------            -----------
Loans, net                               $46,726,096            $40,801,435
                                         ===========            ===========

Loans are put on non-accrual status when principal or interest become delinquent more than 90 days. The non-accrual status reverses when the past due status becomes less than 90 days. Loans on which the accrual of interest has been discontinued or reduced amounted to $130,150 and $149,069 at December 31, 1995 and 1994, respectively.

At December 31, 1995 and 1994, certain directors, officers, and businesses in which they have an interest were indebted to the Bank in the aggregate amount of $181,219 and 43,082, respectively.

At December 31, 1995 and 1994, the Bank had purchased loans totalling $7,057,319 and $5,163,646 from other financial institutions. These included $6,060,656 and $3,427,186, respectively, of loans purchased from West Pointe Bank and Trust Company of Belleville, Illinois.

Changes in the allowance for loan losses were as follows:

                                              1995                   1994                  1993
                                            --------               --------              --------
Balance, beginning of year                  $664,954               $658,698              $613,448
Provision charged to operations                    -                      -                60,000
Loans charged-off                            (34,214)               (15,010)              (25,910)
Recoveries                                    15,836                 21,266                11,160
                                            --------               --------              --------
Balance, end of year                        $646,576               $664,954              $658,698
                                            ========               ========              ========

The following information relates to impaired loans as of and for the year ending December 31, 1995:

                                                                                         Recorded
                                                                                        Investment
                                                                                        ----------
Impaired loans for which there is no need for a valuation
  allowance in accordance with SFAS 114 and 118.                                         $443,653

Impaired loans for which there is a valuation allowance in
  accordance with SFAS 114 and 118.                                                             -
                                                                                         --------
     Total impaired loans                                                                 443,653
                                                                                         ========
Average impaired loans during 1995                                                       $378,000
                                                                                         ========

4.   PROPERTY AND EQUIPMENT

Major classifications of property and equipment at December 31, are as follows:

                                                          1995           1994
                                                      -----------    -----------
Land                                                  $   288,616    $   288,616
Buildings                                               1,954,279      1,951,061
Furniture, fixtures and equipment                       1,343,373      1,324,186
                                                      -----------    -----------
   Total property and equipment                         3,586,268      3,563,863
Accumulated depreciation                               (1,674,712)    (1,420,163)
                                                      -----------    -----------
   Net property and equipment                         $ 1,911,556    $ 2,143,700
                                                      ===========    ===========

Depreciation expense amounted to $285,938, $174,407, and $178,694 in 1995, 1994, and 1993, respectively.


5.   OTHER INVESTMENTS

The Company owns 17,150 shares (approximately 4.9% of the shares authorized) at December 31, 1995 and 1994, of the West Pointe Bank and Trust Company of Belleville, Illinois. The Company accounts for this investment on the equity method, with a carrying value of $434,727, $395,489, and $347,900 at December 31, 1995, 1994, and 1993, respectively. The income recognized during the years ended December 31, 1995, 1994, and 1993, respectively, to adjust to the equity basis was $48,842, $57,193 and $0.


6.   INCOME TAXES

The deferred income tax asset of $142,788 and $825,000 is net of deferred income tax payable of $69,595 and $0 at December 31, 1995 and 1994, respectively, and results from temporary differences between book and tax reporting, relating primarily to loan loss reserves, fixed asset accounting, non-accrual interest receivable, valuation allowance for securities available-for-sale, investment in unconsolidated subsidiary, and sale of the insurance agency. The valuation allowance required by SFAS 109 for deferred taxes was $0 at December 31, 1995, 1994, and 1993.

The provision for income taxes shown in the consolidated statements of income for the years ended December 31, consists of:

                                  1995        1994         1993
                                --------    --------     --------
Current provision               $359,966    $429,787     $441,848
Deferred expense (benefit)        69,595     (24,109)       2,109
                                --------    --------     --------
Provision for income taxes      $429,561    $405,678     $443,957
                                ========    ========     ========

The current portion of the provision includes the following:

                                              1995         1994        1993
                                            --------     --------    --------
Federal income tax                          $322,086     $402,748    $420,433
State income and bank tax                     37,880       27,039      21,415
                                            --------     --------    --------
Current provision for income taxes          $359,966     $429,787    $441,848
                                            ========     ========    ========

The Company has entered into an income tax allocation agreement with its subsidiary Bank that provides for the Bank to pay over to the parent holding company a sum equal to the full income tax liability which would have been payable by the Bank if separate income tax returns had been filed.

Effective January 1, 1993, the Bank adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires, among other things, a change from the deferred method to the asset and liability method of accounting for deferred income taxes. The cumulative effect of this change on years prior to January 1, 1993 was to increase net income for the year ended December 31, 1993 by $135,882. The effect of this change on net income for the year ended December 31, 1993, excluding the cumulative effect of adoption, was to increase net income by $2,109.


7.   TREASURY STOCK

Due to limited market conditions, the Company periodically acquires treasury stock for resale. The Company does not intend to act as marketing agent for its stock.

The treasury stock purchases are accounted for under the par value method wherein the common stock is reduced by par value, additional paid in capital is reduced by stated value, and retained earnings is reduced for the excess.

The Company held 3,073 shares of treasury stock at December 31, 1995 and 1994, and 3,173 shares at December 31, 1993.

During 1994, the Company sold 100 shares of its treasury stock to a new director.


8.  EMPLOYEE BENEFITS

The subsidiary Bank maintains a profit sharing plan for its employees and the employees of the Bank's subsidiaries. Annual contributions to the plan are determined by a formula method as a share of earnings. The profit sharing expense was $97,758, $100,000, and $114,000 for the years ended December 31, 1995, 1994, and 1993, respectively. The subsidiary Bank also sponsors a 401(k) salary reduction plan, with no employer match.


9.   COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business, the Bank makes various commitments and incurs certain contingent liabilities that are not presented in the accompanying financial statements. The commitments and contingent liabilities include various guarantees, commitments to extend credit, standby letters of credit, and potential litigation against the Bank. Commitments at December 31, consisted of:

                                              1995         1994
                                            --------   ----------
 Commitments to extend credit               $944,791   $1,560,760
 Standby letters of credit                    22,650       34,750
                                            --------   ----------
   Total                                    $967,441   $1,595,510
                                            ========   ==========

The Bank has signed a Blanket Pledge agreement with the FHLB under which it can draw down advances of unspecified amounts from the FHLB. The Bank must hold an unencumbered portfolio of eligible one-to-four family residential mortgages with a book value of not less than 150% of the indebtedness. At December 31, 1995 and 1994, no advances had been drawn.

The Bank does not anticipate any material losses as a result of the commitments and contingent liabilities.

10.  FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The subsidiary Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

The Bank's exposure to market loss in the event of future changes in market prices rendering these financial instruments less valuable is represented by the contractual amount of the instruments.

The Bank's exposure to accounting loss on these financial instruments is a combination of the credit and market risk described above.

The contract principal amount of these financial instruments is as follows as of December 31:

                                              1995         1994
                                             -------      -------
Standby letters of credit                    $22,650      $34,750
                                             =======      =======

11.  FAIR VALUES OF FINANCIAL INSTRUMENTS

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS 107 - Disclosures About Fair Value of Financial Instruments. The estimated fair value amounts have been determined by the management using available market information and appropriate valuation techniques. Fair value estimates, methods and assumptions are set forth below for the Bank's financial instruments.

Cash and due from banks: The carrying amount is a reasonable estimate of fair value.

Federal funds sold: The carrying amount is a reasonable estimate of fair value.

Investments, net:  See accounting for investment securities in Footnote 1.

Loans - net: Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as business, real estate and personal. Each loan category is further segmented by performing and nonperforming categories to determine fair values.

The fair value for business, real estate and personal has been estimated by discounting the projected cash flows at December 31, using the average rates at which similar loans would be made to borrowers with similar credit ratings and for the same maturities. For loans which reprice immediately, the carrying amount is a reasonable estimate of fair value.

Accrued interest receivable: The carrying amount is a reasonable estimate of fair value.

Deposits: The carrying amount of deposits with no stated maturity, such as demand, savings, NOW, and money market deposits is a reasonable estimate of fair value. The fair value of time deposits is based on the discounted value of contractual cash flows using the rates offered for deposits of similar remaining maturities as of December 31.

Repurchase agreements: The carrying amount is a reasonable estimate of fair value due to their immediate ability to reprice.

Accrued interest payable: The carrying amount is a reasonable estimate of fair value.

                                                (in thousands)
                                             Carrying      Fair
                                              Value        Value
                                             --------     -------
Financial Assets
 Cash and due from banks                     $ 2,113      $ 2,113
 Federal funds sold                            2,375        2,375
 Investment securities                        27,105       27,105
 Loans                                        47,411       47,703
   Unearned discounts                            (38)         (38)
   Loan loss reserve                            (647)        (647)
                                             -------      -------
 Net loans                                    46,726       47,018
 Accrued interest receivable                     784          784

Financial Liabilities
 Deposits
   Demand, non-interest bearing              $ 7,295      $ 7,295
   Demand and savings, interest bearing       25,601       25,601
   Time deposits                              37,456       37,593
 Repurchase agreements                           276          276
 Accrued interest payable                        353          353

12.  OTHER INCOME

In December, 1995, the Central Ozark Insurance Agency, Inc., (COIA) sold all its assets, rights, interest and insurance policy renewals to an outside party. COIA entered into a covenant not to compete under which it cannot attempt to obtain or accept any insurance business for a period of two years from the date of the agreement. In conjunction with the sale, COIA recognized a gain on the sale of approximately $174,000, which has been included with Other Income for the year ended December 31, 1995.


13.  EVENT (UNAUDITED) SUBSEQUENT TO THE DATE OF THE REPORT OF INDEPENDENT
AUDITOR

On July 9, 1996, First Financial Corporation of America, Inc. (Company) entered into an Agreement and Plan of Merger with Mercantile Bancorporation, Inc., (Mercantile) and Ameribanc, Inc., (Ameribanc). Subject to terms of the agreement, the Company will be merged with and into Ameribanc, and the corporate existence of the Company will cease. The merger is contingent upon the satisfaction of various conditions and obligations between each of the parties to the agreement, and upon approval of various regulatory agencies and stockholders of the Company. If approved the merger is expected to be closed in the last quarter of 1996.

14.  UNAUDITED FINANCIAL STATEMENTS

The consolidated balance sheets for June 30, 1996 and 1995, and the consolidated statements of income, changes in stockholders' equity and cash flows for the six months then ended are unaudited. In the opinion of management, all adjustments necessary for the fair presentation of the financial position and results of operations for the unaudited period have been made.

                           ANNEX A
                           -------

    Following is the text of the statutory dissenters' right as set forth at Section 351.455 of The General and Business
Corporation Law of Missouri:

    351.455 SHAREHOLDER WHO OBJECTS TO MERGER MAY DEMAND VALUE OF SHARES, WHEN.--1. If a shareholder of a corporation which is a party to a merger or consolidation shall file with such corporation, prior to or at the meeting of shareholders at which the plan of merger or consolidation is submitted to a vote, a written objection to such plan of merger or consolidation, and shall not vote in favor thereof, and such shareholder, within twenty days after the merger or consolidation is effected, shall make written demand on the surviving or new corporation for payment of the fair value of his shares as of the day prior to the date on which the vote was taken approving the merger or consolidation, the surviving or new corporation shall pay to such shareholder, upon surrender of his certificate or certificates representing said shares, the fair value thereof. Such demand shall state the number and class of the shares owned by such dissenting shareholder. Any shareholder failing to make demand within the twenty day period shall be conclusively presumed to have consented to the merger or consolidation and shall be bound by the terms thereof.

    2. If within thirty days after the date on which such merger or consolidation was effected the value of such shares is agreed upon between the dissenting shareholder and the surviving or new corporation, payment therefor shall be made within ninety days after the date on which such merger or consolidation was effected, upon the surrender of his certificate or certificates representing said shares. Upon payment of the agreed value the dissenting shareholder shall cease to have any interest in such shares or in the corporation.

    3. If within such period of thirty days the shareholder and the surviving or new corporation do not so agree, then the dissenting shareholder may, within sixty days after the expiration of the thirty day period, file a petition in any court of competent jurisdiction within the county in which the registered office of the surviving or new corporation is situated, asking for a finding and determination of the fair value of such shares, and shall be entitled to judgment against the surviving or new corporation for the amount of such fair value as of the day prior to the date on which such vote was taken approving such merger or consolidation, together with interest thereon to the date of such judgment. The judgment shall be payable only upon and simultaneously with the surrender to the surviving or new corporation of the certificate or certificates representing said shares. Upon the payment of the judgment, the dissenting shareholder shall cease to have any interest in such shares, or in the surviving or new corporation. Such shares may be held and disposed of by the surviving or new corporation as it may see fit. Unless the dissenting shareholder shall file such petition within the time herein limited, such shareholder and all persons claiming under him shall be conclusively presumed to have approved and ratified the merger or consolidation, and shall be bound by the terms thereof.

    4. The right of a dissenting shareholder to be paid the fair value of his shares as herein provided shall cease if and when the corporation shall abandon the merger or consolidation.

                           ANNEX B
                           -------

July 9, 1996


Board of Directors
First Financial Corporation of America
403 N. Jackson
Salem, Missouri 65560-0778

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock of First Financial Corporation of America ("First Financial"), of the consideration (the "Merger Consideration") to be received by such holders pursuant to the Agreement and Plan of the Merger, dated as of July 9, 1996 (the "Merger Agreement"), which provides for the merger (the "Merger") of First Financial with and into Ameribanc, Inc. ("MBI"), a wholly owned subsidiary of Mercantile Bancorporation, Inc. Pursuant to the Merger Agreement, each shareholder of the outstanding common stock of First Financial (the "First Financial Common Stock"), according to section 1.07 and subject to limitations and other specifications in sections 1.08(f), 1.11, and 1.13 of the Merger Agreement, has a right to elect one of three forms of Merger Consideration. Specifically, First Financial shareholders can elect the right to receive for each share of First Financial Common Stock: (i) cash equal to $194.73; (ii) 4.2963 shares of MBI common stock; or (iii) a combination of cash equal to $42.26 and 3.364 shares of MBI common stock. The Merger Agreement specifies that the total Merger Consideration to be received by First Financial's shareholders must equal 21.7% cash (the "Cash Distribution") and 78.3% MBI common stock (the "Stock Distribution"). The terms of the cash, stock and combined election shares and their guidelines are more fully set forth in the Merger Agreement. Additionally, the shareholders of First Financial will receive the proceeds from the sale of the common stock of West Pointe Bank & Trust Company held by First Financial, or cash and a distribution in kind of such stock, as provided in the Merger Agreement.

In connection with our opinion, we have: (i) analyzed certain publicly available financial statements, both audited and unaudited, and other information of First Financial and MBI, including those included in their respective Annual Reports for the three years ended December 31, 1995, and their Quarterly Reports for the periods ended June 30, 1995, September 30, 1995, and March 31, 1996; (ii) analyzed certain internal financial statements and other financial and operating data concerning First Financial prepared by the management of First Financial; (iii) analyzed certain financial projections of First Financial prepared by the management of First Financial; (iv) discussed certain aspects of the past and current business operations, financial condition and future prospects of First Financial with certain members of its management; (v) reviewed reported market prices and historical trading activity of MBI's common stock; (vi) compared the financial performance of MBI and the prices and trading activity of MBI's common stock with that of certain other comparable publicly traded companies and their securities; (vii) reviewed and compared certain security analysis reports of MBI's common stock prepared by various investment banking firms; (viii) reviewed the financial terms, to the extent publicly available, of certain comparable precedent transactions; (ix) reviewed the Merger Agreement; and (x) performed such other analyses as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. We have not made an independent evaluation of the assets or liabilities of First Financial, nor have we been furnished with any such appraisals. With respect to financial forecasts, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgments of management of First Financial as to the future financial performance of First Financial. We have assumed such forecasts and projections will be realized in the amounts and at the times contemplated thereby. With respect to MBI, we relied solely upon publicly available data and we did not conduct discussions with the management of MBI regarding MBI's financial condition, performance, and prospects. We did not conduct any independent evaluation or appraisal of the assets, liabilities or business prospects of MBI, we were not furnished with any evaluations or appraisals, and we did not review any individual credit files of MBI. We are not experts in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for losses with respect thereto and have assumed that such allowances for each of the companies are in the aggregate, adequate to cover such losses.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing this opinion.

Our opinion is limited to the fairness, from a financial point of view, to the holders of First Financial Common Stock of the Merger Consideration received as stated in the Merger Agreement and does not address First Financial's underlying business decision to undertake the Merger. Moreover, this letter, and the opinion expressed herein, does not constitute a recommendation to any shareholder as to any approval of the Merger or the Merger Agreement. It is understood that this letter is for the information of the Board of Directors of First Financial and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by MBI or First Financial with the Securities and Exchange Commission with respect to the Merger.

Based on the foregoing and such other matters we have deemed relevant, we are of the opinion as of the date hereof that the Merger Consideration is fair, from a financial point of view, to the holders of First Financial Common Stock.

                              Very truly yours,


                              ALEX SHESHUNOFF & CO.
                                INVESTMENT BANKING

              FIRST FINANCIAL CORPORATION OF AMERICA
                    403 NORTH JACKSON STREET
                      SALEM, MISSOURI 65560

FOR THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD -----------, 1996

        THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

    The undersigned shareholder(s) of FIRST FINANCIAL CORPORATION OF AMERICA ("First Financial"), does hereby nominate, constitute and appoint -------------------- and -------------------, or each of them (with full power to act alone), true and lawful attorney(s), with full power of substitution, for the undersigned and in the name, place and stead of the undersigned to vote all of the shares of Common Stock, $0.10 par value, of First Financial standing in the name of the undersigned on its books at the close of business on ----------------, 1996 at the Special Meeting of Shareholders to be held at First Financial, 403 North Jackson Street, Salem, Missouri, on -----------------, --------------,
1996, at -:-0 -.m. Central Time, and at any adjournments or postponements thereof, with all the powers the undersigned would possess if personally present, as follows:

    1. A proposal to approve the Agreement and Plan of Merger dated as of July 9, 1996 (the "Merger Agreement"), and each of the transactions contemplated thereby, pursuant to which First Financial will be merged with and into a wholly owned subsidiary of Mercantile Bancorporation Inc. ("MBI") and whereby, upon consummation of the merger, each share (other than shares as to which a First Financial shareholder has perfected dissenters' rights) of First Financial common stock will be converted into and each shareholder will have the opportunity to elect as consideration in the merger: (i) an amount in cash equal to $194.73; (ii) 4.2963 shares of MBI common stock; or (iii) both an amount in cash equal to $42.26 and 3.364 shares of MBI common stock, all as determined by the election procedures and exchange ratio set forth in detail in the accompanying Proxy Statement/Prospectus, and subject to certain adjustments as provided in the Merger Agreement.


              / / FOR     / / AGAINST   / / ABSTAIN


    2. To transact such other business as may properly come before the Special Meeting or any adjournments or postponements thereof.

              / / FOR     / / AGAINST   / / ABSTAIN



    THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE
MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER(S).  IF NO
DIRECTION IS GIVEN HEREIN, THIS PROXY WILL BE VOTED "FOR" EACH OF
THE PROPOSALS LISTED ABOVE.

Dated:  ---------------

                                   --------------------------
                                   Signature of Shareholder



                                   --------------------------
                                   Signature of Shareholder

          When signing as an attorney, executor, administrator, trustee or guardian, please give full title. If more than one person holds the power to vote the same shares, all must sign. All joint owners must sign.

PLEASE MARK, DATE, SIGN AND RETURN THIS PROXY PROMPTLY USING THE
ENCLOSED ENVELOPE.

            ELECTION FORM FOR USE BY SHAREHOLDERS OF
             FIRST FINANCIAL CORPORATION OF AMERICA

KeyCorp Shareholder Services, Inc.
Reorganization Department
P.O. Box 6777
Cleveland, Ohio 44101-9388

Gentlemen:

          Pursuant to the terms of the Agreement and Plan of Merger (the "Merger Agreement") by and among First Financial Corporation of America ("First Financial"), Mercantile Bancorporation Inc. ("MBI") and a wholly owned subsidiary of MBI, the undersigned shareholder(s) of First Financial elects the following alternative as to the category of consideration that the undersigned elects to receive in conversion of his or her shares of First Financial common stock upon consummation of the merger:

     [CHECK ONLY ONE OF THE BOXES TO INDICATE YOUR ELECTION]

/ /    (i)     CASH ELECTION - a cash payment in an amount equal
               to $194.73 per share of First Financial common stock.

/ /    (ii)    STOCK ELECTION - 4.2963 shares of MBI common stock
               per share of First Financial common stock.

/ /    (iii)   COMBINED ELECTION - both a cash payment in an
               amount equal to $42.26 and 3.364 shares of MBI common stock per share of First Financial common stock.


          The undersigned acknowledges that the deadline for filing this Election Form with KeyCorp Shareholder Services, Inc. is by 3:00 p.m., Central Time, on -------------, 1996, the day of the
Special Meeting of Shareholders of First Financial called to consider and vote upon the Merger Agreement. Any shareholder who fails to deliver the Election Form to KeyCorp Shareholder Services, Inc. by the deadline will be deemed to have elected the Cash Election but will be treated differently than other shareholders who have made a Cash Election by filing this Election Form. In addition, any holder of 1% or more of First Financial common stock that shall not have delivered to KeyCorp Shareholder Services, Inc., on or before 3:00 p.m., Central Time, on -------------, 1996, in properly executed form, the accompanying certification regarding certain tax matters, shall be deemed to have made a timely Cash Election. After such date, any less-than-1% holder who subsequently acquires additional shares of First Financial common stock and thereby becomes a holder of 1% or more of First Financial common stock will also be deemed to have made a timely Cash Election and will be precluded from making a Stock Election unless such holder, in anticipation of such acquisition of additional shares, has delivered to KeyCorp Shareholder Services, Inc. at or before --------------------, 1996 a properly executed certification regarding certain tax matters. The undersigned further acknowledges that the election to receive the indicated category of consideration is subject to the limitations on the issuance of not more than 258,783 shares of MBI Common Stock and not less than the number of shares of MBI Common Stock necessary for the merger to quality as a tax-deferred reorganization for those shareholders who receive shares of MBI Common Stock in exchange for their shares of First Financial common stock. See the section of the accompanying Proxy Statement/Prospectus entitled "TERMS OF THE PROPOSED MERGER -- General Description of the Merger" for a description of the situations in which the Exchange Agent may be required to pay to the First Financial shareholders consideration other than from the elected category of consideration and the priorities governing such adjustments.

          Prior to 3:00 p.m., Central Time,  on -------------,
1996, the undersigned may, at any time or from time to time, change his or her election by giving written notice to KeyCorp Shareholder Services, Inc.

          Shareholders who have questions regarding the election process, and/or the tax consequences associated with such election process, should consult, at their own expense, their own tax, legal and investment advisors.


Dated:                 , 1996
        ---------------       ---------------------------------
                              Signature of Shareholder

                              ---------------------------------
                              Signature of Shareholder

                              (To be signed by the holder(s) of
                              record exactly as the name(s) of
                              such holder(s) appears on the stock
                              certificate.  When signing as an
                              attorney, executor, administrator,
                              trustee or guardian, please give
                              full title.  All joint owners must
                              sign.)

PLEASE RETURN TO KEYCORP SHAREHOLDER SERVICES, INC. USING THE
ENCLOSED, PRE-PAID, PRE-ADDRESSED ENVELOPE.

                  [First Financial Letterhead]

                                    , 1996
                     ---------------

Dear Fellow Shareholder:

         In connection with the acquisition (the "Merger") of First Financial Corporation of America, a Missouri corporation ("First Financial"), by Mercantile Bancorporation Inc., a Missouri corporation ("MBI"), Thompson Coburn, special counsel for MBI, has been requested to deliver a legal opinion, based upon certain representations that it receives from First Financial, MBI and holders of 1% or more of First Financial common stock who make a valid election to receive shares of MBI common stock as consideration in the Merger, to the effect that the acquisition will constitute a tax-free reorganization for federal income tax purposes with respect to shares of MBI common stock received in the Merger. It is intended that First Financial shareholders who exchange their shares of First Financial common stock solely for shares of MBI common stock will not recognize any gain or loss for federal income tax purposes. However, any cash received by a First Financial shareholder in lieu of any fractional share interest or as cash consideration may give rise to taxable income.

         Attached is a copy of a certificate which addresses your present plans and intentions concerning any MBI common stock you may acquire as a result of the proposed transaction. WHETHER SHARES OF FIRST FINANCIAL COMMON STOCK ARE ACQUIRED PRIOR TO OR AFTER -------------, 1996, EACH HOLDER OF 1% OR MORE OF FIRST FINANCIAL COMMON STOCK (DETERMINED AS OF THE CLOSING DATE OF THE MERGER) WHO ELECTS TO RECEIVE SHARES OF MBI COMMON STOCK IN EXCHANGE FOR HIS OR HER SHARES OF FIRST FINANCIAL COMMON STOCK IN THE MERGER MUST EXECUTE AND RETURN A PROPERLY EXECUTED
           ----
CERTIFICATE TO KEYCORP SHAREHOLDER SERVICES, INC., SUITE 2120, ONE MERCANTILE CENTER, ST. LOUIS, MISSOURI 63101, BY 3:00 P.M., CENTRAL TIME, ON -------------, 1996. ANY SUCH HOLDER OF FIRST FINANCIAL COMMON STOCK WHO FAILS TO EXECUTE AND RETURN A CERTIFICATE TO KEYCORP SHAREHOLDER SERVICES, INC. BY 3:00 P.M., CENTRAL TIME, ON
- -------------, 1996, WILL BE DEEMED TO HAVE MADE AN ELECTION TO RECEIVE THE CASH CONSIDERATION IN THE MERGER. This certificate, which will be delivered to Thompson Coburn by Keycorp Shareholder Services, Inc., will be relied on by Thompson Coburn when it gives the legal opinion described above. Please note that the third paragraph of the certificate contains an agreement to notify Thompson Coburn if your plans or intentions change after the certificate is executed.

         Please read the certificate carefully. If you are able truthfully to make the statements contained in the certificate, please sign and date the certificate and return it to KeyCorp
Shareholder Services, Inc. by 3:00 p.m., Central Time, on
- -------------, 1996.

         If you have any questions regarding the enclosed certificate, please do not hesitate to call me. However, due to the individual nature of federal income tax consequences, shareholders are urged to consult their own tax advisor to determine the specific tax consequences of the proposed transaction to them. More detailed information is provided in the accompanying Proxy Statement/Prospectus.

                                   Sincerely,



                                   W. CHARLES WHITMIRE
                                   President and Chief Executive Officer

                     SHAREHOLDER CERTIFICATE
                     OF 1% OR MORE HOLDER OF
                  FIRST FINANCIAL COMMON STOCK
                  ----------------------------

         The undersigned shareholder of First Financial
Corporation of America, a Missouri corporation ("First Financial"),
                                         , a holder of
- -----------------------------------------
       shares of First Financial common stock, par value $0.10 per
- ------
share ("First Financial Common Stock"), HEREBY CERTIFIES that (a)
I am familiar with the terms and conditions of the Agreement and Plan of Merger by and among Mercantile Bancorporation Inc., a Missouri corporation ("MBI"), First Financial and Ameribanc, Inc., a Missouri corporation and wholly owned subsidiary of MBI ("Ameribanc"), dated July 9, 1996, and (b) I am aware that (i) this Certificate will be relied on by Thompson Coburn, counsel for MBI, in rendering its opinion to First Financial that the merger of First Financial with and into Ameribanc (the "Merger") will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended, and
(ii) the representations and undertaking recited herein will survive the Merger.

         The undersigned HEREBY FURTHER CERTIFIES that the undersigned has no plan, intention or arrangement (including any option or pledge) to sell, exchange or otherwise dispose of, or enter into any transaction that reduces the risk of loss with respect to (whether by short sale, hedging or otherwise), any of the MBI common stock, par value $5.00 per share ("MBI Common Stock"), to be received in the Merger, with the exception of any fractional share of MBI Common Stock to be exchanged for cash pursuant to the Merger.

         The undersigned HEREBY AGREES to immediately communicate in writing to Thompson Coburn at One Mercantile Center, Suite 3300, St. Louis, Missouri 63101, to the attention of Charles H. Binger, any information that could indicate (i) any of the foregoing representations was inaccurate when made, or (ii) any of the foregoing representations would be inaccurate if it were made immediately before the Merger.

         IN WITNESS WHEREOF, the undersigned has executed this certificate, or caused this certificate to be executed by its duly authorized representative, this ----- day of ---------------, 1996.



                                   ------------------------------
                                   Signature of Shareholder


                                   ------------------------------
                                   Signature of Shareholder

                                   (This certificate must be
                                   signed by the holder(s) of
                                   record in the same manner as
                                   the Election Form for Use by
                                   Shareholders of First Financial
                                   Corporation of America.)

                             PART II

         INFORMATION NOT REQUIRED IN THE PROSPECTUS
         ------------------------------------------

Item 20.  Indemnification of Officers and Directors
- ---------------------------------------------------

          Sections 351.355(1) and (2) of The General and Business Corporation Law of the State of Missouri provide that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of an action or suit by or in the right of the corporation, the corporation may not indemnify such persons against judgments and fines and no person shall be indemnified as to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that such person is fairly and reasonably entitled to indemnity for proper expenses. Section 351.355(3) provides that, to the extent that a director, officer, employee or agent of the corporation has been successful in the defense of any such action, suit or proceeding or any claim, issue or matter therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred in connection with such action, suit or proceeding. Section 351.355(7) provides that a corporation may provide additional indemnification to any person indemnifiable under subsection (1) or
(2), provided such additional indemnification is authorized by the corporation's articles of incorporation or an amendment thereto or by a shareholder-approved bylaw or agreement, and provided further that no person shall thereby be indemnified against conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct or which involved an accounting for profits pursuant to Section 16(b) of the Securities Exchange Act of 1934.

          Article 12 of the Restated Articles of Incorporation of the Registrant provides that the Registrant shall extend to its directors and executive officers the indemnification specified in subsections (1) and (2) and the additional indemnification authorized in subsection (7) and that it may extend to other officers, employees and agents such indemnification and additional indemnification.

          Pursuant to directors' and officers' liability insurance policies, with total annual limits of $30,000,000, the Registrant's directors and officers are insured, subject to the limits, retention, exceptions and other terms and conditions of such policy, against liability for any actual or alleged error, misstatement, misleading statement, act or omission, or neglect or breach of duty by the directors or officers of the Registrant, individually or collectively, or any matter claimed against them solely by reason of their being directors or officers of the Registrant.

Item 21.  Exhibits and Financial Statement Schedules
- ----------------------------------------------------

          A.   Exhibits.  See Exhibit Index.
               ---------

          B.   Financial Statement Schedules.  Not Applicable.
               -----------------------------

          C.   Opinion of Financial Advisor.  See Annex B
               ----------------------------       -------
to the Proxy Statement/Prospectus.

Item 22.  Undertakings
- ----------------------

          (1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (2) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to
Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

          (4)  The Registrant undertakes that every prospectus
(i) that is filed pursuant to paragraph (3) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415 (Section 230.415 of this chapter), will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (5) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

          (6) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

          (7)  The undersigned Registrant hereby undertakes:

               (a) To file during any period in which offers and sales are being made, a post-effective amendment to this Registration Statement:

                    (i)  To include any prospectus required by
                    Section 10(a)(3) of the Securities Act of
                    1933;

                    (ii)  To reflect in the prospectus any facts
                    or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof), which individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                    (iii)  To include any material information
                    with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

               (b)  That for the purpose of determining any
               liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                         SIGNATURES
                         ----------

          Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement relating to the acquisition of First Financial Corporation of America to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri, on August 15, 1996.

                            MERCANTILE BANCORPORATION INC.


                            By /s/ Thomas H. Jacobsen
                              ------------------------------------------
                              Thomas H. Jacobsen
                              Chairman of the Board, President and
                              Chief Executive Officer


                      POWER OF ATTORNEY
                      -----------------

          We, the undersigned officers and directors of Mercantile Bancorporation Inc., hereby severally and individually constitute and appoint Thomas H. Jacobsen and John Q. Arnold, and each of them, the true and lawful attorneys and agents of each of us to execute in the name, place and stead of each of us (individually and in any capacity stated below) any and all amendments to this Registration Statement on Form S-4, registering the issuance by Mercantile Bancorporation Inc. of shares of its common stock, and the preferred share purchase rights which trade therewith, in connection with the acquisition of First Financial Corporation of America, and all instruments necessary or advisable in connection therewith and to file the same with the Securities and Exchange Commission, each of said attorneys and agents to have the power to act with or without the others and to have full power and authority to do and perform in the name and on behalf of each of the undersigned every act whatsoever necessary or advisable to be done in the premises as fully and to all intents and purposes as any of the undersigned might or could do in person, and we hereby ratify and confirm our signatures as they may be signed by our said attorneys and agents or each of them to any and all such amendments and instruments.

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.


          Signature                   Title                      Date
          ---------                   -----                      ----

/s/ Thomas S. Jacobsen          Chairman of the Board,       August 15, 1996
- ----------------------------    President, Chief Executive
Thomas H. Jacobsen              Officer and Director
Principal Executive Officer


/s/ John Q. Arnold              Senior Executive Vice        August 15, 1996
- ----------------------------    President and
John Q. Arnold                  Chief Financial Officer
Principal Financial Officer

          Signature                   Title                      Date
          ---------                   -----                      ----

/s/ Michael T. Normile          Senior Vice President -      August 15, 1996
- ----------------------------    Finance and Control
Michael T. Normile
Principal Accounting Officer


/s/ Harry M. Cornell, Jr.       Director                     August 15, 1996
- ----------------------------
Harry M. Cornell, Jr.


- ----------------------------    Director
William A. Hall


/s/ Thomas A. Hays              Director                     July 17, 1996
- ----------------------------
Thomas A. Hays


/s/ Frank Lyon, Jr.             Director                     July 29, 1996
- ----------------------------
Frank Lyon, Jr.


- ----------------------------    Director
Edward A. Mueller


/s/ Robert W. Murray            Director                     August 15, 1996
- ----------------------------
Robert W. Murray


/s/ Harvey Saligman             Director                     August 15, 1996
- ----------------------------
Harvey Saligman


/s/ Craig D. Schnuck            Director                     August 15, 1996
- ----------------------------
Craig D. Schnuck


/s/ Robert L. Stark             Director                     July 30, 1996
- ----------------------------
Robert L. Stark


/s/ Patrick T. Stokes           Director                     July 29, 1996
- ----------------------------
Patrick T. Stokes


/s/ John A. Wright              Director                     July 18, 1996
- ----------------------------
John A. Wright

                                EXHIBIT INDEX
                                -------------
Exhibit
Number                          Description                                 Page
- -------                         -----------                                 ----

2.1 Agreement and Plan of Merger, dated as of July 9, 1996, by and among MBI and Ameribanc, as Buyers, and First Financial, as Seller.

2.2 Form of Voting Agreement, dated as of July 9, 1996, by and between MBI and each of the directors and certain affiliates of First Financial.

3.1 MBI's Restated Articles of Incorporation, as amended and currently in effect, filed as Exhibit 3(i) to MBI's Quarterly Report on Form 10-K for the quarter ended June 30, 1994, are incorporated herein by reference.

3.2       MBI's By-Laws, as amended and currently in effect, filed as
          Exhibit 3-2 to MBI's Annual Report on Form 10-K for the year ended December 31, 1995, are incorporated herein by reference.

4.1 Form of Indenture Regarding Subordinated Securities between MBI and The First National Bank of Chicago, Trustee, filed as
          Exhibit 4.1 to MBI's Report on Form 8-K dated September 24, 1992, is incorporated herein by reference.

4.2 Rights Agreement dated as of May 23, 1988 between MBI and Mercantile Bank, as Rights Agent (including as exhibits thereto the form of Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock and the form of Right Certificate), filed as Exhibits 1 and 2 to MBI's Registration Statement No. 0-6045 on Form 8-A, dated May 24, 1988, is incorporated herein by reference.

5.1 Opinion of Thompson Coburn as to the legality of the securities being registered.

8.1 Opinion of Thompson Coburn regarding certain tax matters in the Merger.

10.1 The Mercantile Bancorporation Inc. 1987 Stock Option Plan, as amended, filed as Exhibit 10-3 to MBI's Report on Form 10-K for the year ended December 31, 1989 (File No. 1-11792), is incorporated herein by reference.

10.2      The Mercantile Bancorporation Inc. Executive Incentive
          Compensation Plan, filed as Appendix C to MBI's definitive Proxy Statement for the 1994 Annual Meeting of Shareholders is incorporated herein by reference.

10.3 The Mercantile Bancorporation Inc. Employee Stock Purchase Plan, files as Exhibit 10-7 to MBI's Report on Form 10-K for the year ended December 31, 1989 (File No. 1-11792), is incorporated herein by reference.

10.4 The Mercantile Bancorporation Inc. 1991 Employee Incentive Plan, filed as Exhibit 10-7 to MBI's Report on Form 10-K for the year ended December 31, 1990 (File No. 1-11792), is incorporated herein by reference.

10.5 Amendment Number One to the Mercantile Bancorporation Inc. 1991 Employee Incentive Plan, filed as Exhibit 10-6 to MBI's Report on Form 10-K for the year ended December 31, 1994, is incorporated herein by reference.

Exhibit
Number                          Description                                 Page
- -------                         -----------                                 ----

10.6 The Mercantile Bancorporation Inc. 1994 Stock Incentive Plan, filed as Appendix B to MBI's definitive Proxy Statement for the 1994 Annual Meeting of Shareholders, is incorporated herein by reference.

10.7 The Mercantile Bancorporation Inc. 1994 Stock Incentive Plan for Non-Employee Directors, filed as Appendix E to MBI's definitive Proxy Statement for the 1994 Annual Meeting of Shareholders, is incorporated herein by reference.

10.8      The Mercantile Bancorporation Inc. Voluntary Deferred
          Compensation Plan, filed as Appendix D to MBI's definitive Proxy Statement for the 1994 Annual Meeting of Shareholders, is incorporated herein by reference.

10.9 Form of Employment Agreement for Thomas H. Jacobsen, as amended, filed as Exhibit 10-8 to MBI's Report on Form 10-K for the year ended December 31, 1989 (File No. 1-11792), is incorporated herein by reference.

10.10 Form of Change of Control Employment Agreement for John W. McClure, W. Randolph Adams, John Q. Arnold and Certain Other Executive Officers, filed as Exhibit 10-10 to MBI's Report on Form 10-K for the year ended December 31, 1989 (File No. 1-11792), is incorporated herein by reference.

10.11 Amended and Restated Agreement and Plan of Reorganization dated as of December 2, 1994 by and among MBI and TCBankshares, Inc., filed as Exhibit 2.1 to MBI's Report on Form 8-K dated
          December 21, 1994, is incorporated herein by reference.

10.12 Agreement and Plan of Reorganization dated August 4, 1995, by and between MBI and Hawkeye Bancorporation, filed as Exhibit 2.1 to MBI's Registration Statement No. 33-63609, is incorporated herein by reference.

10.13 The Mercantile Bancorporation Inc. Supplemental Retirement Plan, filed as Exhibit 10-12 to MBI's Report on Form 10-K for the year ended December 31, 1992 (File No. 1-11792), is incorporated herein by reference.

23.1      Consent of Thompson Coburn (included in Exhibit 5.1).

23.2      Consent of Alex Sheshunoff & Co. Investment Banking.

23.3 Consent of KPMG Peat Marwick LLP with regard to the use of its reports or MBI's financial statements.

23.4 Consent of Williams-Keepers, LLP with regard to the use of its reports on First Financial and First Financial's financial statements.

24.1      Power of Attorney (included on signature page).